7

06015789

PROCESSED
AUG 08 2006
THOMSON
FINANCIAL

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

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FILE NO. 82- 02691 FISCAL YEAR 12-31-05

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DAT : 8/7/06

082-02691

ARIS 12-21-05

Dr... by the ...re



Growth, Competitiveness and Innovation.

Solvay Global Annual Report 2005

SOLVAY

Activities

Group sales 2005 = EUR 8 562 million



3640
3120
2600
2080
1560
1040
520
0
1 832
1 745
2 270
2 386
2 433
2 785
3 215
3 093
3 507
Pharmaceuticals
Chemicals
Plastics
2003
2004
2005

Sales by Sector in 2005



26%
41%
33%
Pharmaceuticals
Chemicals
Plastics

Group REBIT 2005 = EUR 912* million

* Including EUR -64 million of unallocated items in 2005.



420
360
300
240
180
120
60
0
243
236
302
182
180
285
225
374
389
Pharmaceuticals
Chemicals
Plastics
2003
2004
2005

REBIT by Sector in 2005



31%
40%
29%
Pharmaceuticals
Chemicals
Plastics

Employees by Sector in 2005



1 531
8 474
10 004**
8 721
Pharmaceuticals
Chemicals
Plastics
OC+CCs+BSCs

Group employees* at January 1, 2006: 28 730 people

* *Excluding discontinued operations.* ** *Including Fournier Pharma employees.*

A global presence

Group sales 2005 = EUR 8 562 million



3 %
34 %
56 %
7%
Europe
51% European Union (25)
5% Other European countries
Asia-Pacific
The Americas
26% Nafta
8% Mercosur
Rest of world

Group employees* at January 1, 2006: 28 730 people

* Excluding discontinued operations.



41
6 459
1 425
20 805
Europe
19 480 European Union (25)
1 325 Other European countries
Asia-Pacific
The Americas
5 000 Nafta
1 459 Mercosur
Rest of world

Customer markets

Group sales 2005 = EUR 8 562 million

Human health	28%	Detergents, cleaning and hygiene products	3%
Automobile industry	13%	Packaging	3%
Chemical industry	12%	Paper	3%
Construction and architecture	11%	Consumer goods	3%
Glass industry	7%	Human and animal food processing	1%
Electricity and electronics	4%	Other industries	8%
Water and the environment	4%		

Key figures - Solvay Group

Financial data

	IFRS				
	2002	2003	2004[6]	2005	
		EUR million		EUR million	USD million[5]
Operational situation					
External sales	7 919	7 557	7 271	**8 562**	**10 101**
REBITDA[1]	1 284	1 101	1 146	**1 338**	**1 578**
REBIT[2]	844	673	741	**912**	**1 076**
REBIT/sales	11%	9%	10%	**11%**	**11%**
Net income	494	430	541	**816**	**963**
Total depreciation and amortization[3]	554	429	449	**464**	**547**
Cash flow	1 048	859	990	**1 280**	**1 510**
Capital expenditure	645	555	564	**1 930**	**2 277**
Research expenditure	399	404	408	**472**	**557**
Personnel costs[6]	1 833	1 802	1 698	**1 920**	**2 265**
Added value[6]	3 089	2 826	2 902	**3 438**	**4 056**
Financial situation					
Shareholders' equity	3 542	3 510	3 792	**3 920**	**4 624**
Net debt	1 318	1 120	795	**1 680**	**1 982**
Net debt/shareholders' equity	37%	32%	21%	**43%**	**43%**
Return on Equity (ROE)	14%	12%	15%	**22%**	**22%**
Gross distribution to Solvay shareholders	199	199	210	**221**	**261**
Persons employed					
Persons employed at January 1[4]	30 302	30 139	26 926	**28 730**	**–**

[1] REBIT before recurring depreciation and amortization.
[2] REBIT = Recurring EBIT.
[3] Including non-recurring depreciation and amortization of 114 in 2002, 1 in 2003, 23 in 2004 and 20 in 2005.
[4] In full-time equivalents (FTE) at January 1 of the following year.
[5] Exchange rate: EUR 1: USD 1.1797 at 31/12/2005.
[6] Restated figures.

Expenditure on the future

Total Group capital expenditure, acquisitions and R&D 2005 = EUR 2 402 million

[including EUR 1.2 billion for the acquisition of Fournier Pharma] [EUR million].



2500
2250
2000
1750
1500
1250
1000
750
500
250
0
1 044
399
645
959
404
555
972
408
564
472
1 930
2 402
1 427
555
872
2002
2003
2004
2005
2006 Budget
Capital expenditure & acquisitions
R&D

Total capital expenditure & acquisitions by Sector in 2005 [EUR million]



293
261
1 346

R&D by Sector in 2005 [EUR million]



79
27
351
Pharmaceuticals
Chemicals
Plastics

SOLVAY



International Chemicals and Pharmaceuticals group

Facts and figures:

Sales: 8.6 GEUR

Cash flow: 1.3 GEUR

- Employing 28 730 people
- Present in 50 countries on every continent
- With 400 centres
- Over 95% of sales come from outside Belgium and 49% from outside the European Union
- Stable or rising dividends every year for 24 years
- Operates in three sectors: Pharmaceuticals, Chemicals and Plastics

Contents

Highlights

January 2005
Solvay finalizes the sale to BP of its interests in the BP Solvay Polyethylene joint ventures, concluding a series of transactions initiated by Solvay and BP in 2000.

February 2005
The Rigid Plastic Foils activity, comprising the two Italian plants at Monfalcone and Fucine, is sold to Ineos.

Vinythaï
decides to integrate upstream in the PVM and VCM (vinyl chloride monomer) chain by doubling chlorine and ethylene dichloride production capacity at its Map Ta Phut plant (Thailand).

March 2005
Solvay and Fournier Pharma's shareholders sign agreement for Solvay's acquisition of 100% of Fournier Pharma.



1

April 2005
Solvay Solexis begins marketing its new grade of
TECNOFLON®
perfluorinated elastomers, created by a brand-new polymerization technology able to generate products with unequalled properties.



May 2005
Solvay Solexis
announces two major capacity expansions for ALGOFLON® and HYFLON® fluorinated polymers at Spinetta Marengo (Italy).

Solvay announces creation of a joint venture in China to produce ultra-pure hydrogen peroxide.

June 2005
Solvay announces plant at Onsan (South Korea) to produce inorganic fluorinated specialties for high-growth markets.



July 2005
Solvay agrees to sell its entire Industrial Foils activities – development, production and marketing of plastic films and foils – to Renolit AG (Germany).

Solvay concludes its major strategic acquisition of
100%
of Fournier Pharma.

August 2005
Solvay Organics GmbH successfully concludes its public offer for chemical specialties company Girindus AG, operating out of Bensberg, Germany, with a site at Cincinnati, Ohio (USA), and creates a new
"Molecular Solutions"
Strategic Business Unit.

September 2005
Solvay creates a Technical Centre at
Shanghai,
China, in response to growing demand from Chinese customers for Specialty Polymers (Solvay High Performance Materials R&D (Shanghai) Co., Ltd).

October 2005
Solvay Pharma launches its project to integrate Fournier Pharma and create the future « Solvay Pharmaceuticals ».

November 2005
Solvay and Chemical Products Corporation (CPC) of the USA create a joint venture for their technical-grade
barium and
strontium carbonate
activities.



December 2005
Solvay and Gharda (India) sign an agreement for Solvay to acquire Gharda's plastics division, providing access to very high performance
PEEK polymers and additional polysulfone capacity.

Solvay signs partnership agreement with BASF and Dow for production of hydrogen peroxide to supply propylene oxide production at Antwerp (Belgium).

A strategy of sustainable and profitable growth



The change strategy we launched in 1998 focused on two major elements: strengthening our leadership in all our activities and accelerating the development of the Pharmaceuticals Sector and our Specialties products. These objectives have been more than met. In June 2004 they were extended by giving unambiguous priority to sustainable and profitable growth.

This strategic development commits the Group on three fronts:

- priority on growth - in pharmaceuticals, chemicals and selected plastics areas;
- innovation, the key to growth and to constantly improving competitiveness;
- increased presence in Asia, the Americas and Eastern Europe.

Our Mission
- Scientific, technical and commercial competences
- In chemistry and human health
- Supplying innovative products and services
- Creating constantly growing added value.



Our Vision
- Independent industrial Group
- Global vision
- Balanced portfolio
- Sustainable, profitable and constantly growing businesses.

a Passion for Progress®

Our values
- Ethical behaviour
- Respect for people
- Customer care
- Empowerment
- Teamwork.

This strategy marks the Group's determination to target its various business entities more precisely on ambitious objectives and, through innovation and better management of our internal processes, to move into new areas and manage our business better and faster than before.

"We must manage the present as a consequence of the future"

REBIT rose by 23% compared with 2004, giving us an operating margin (REBIT/sales) of 11%, up from 2004. Our net income of EUR 816 million is a new absolute record, taking cash flow well past the EUR 1 billion mark to EUR 1.3 billion.
Group ROE (return on equity) reached 22%, well above our objective of 15%.
We have achieved all this and maintained a healthy financial situation whilst undertaking a major acquisition, that of Fournier Pharma, at a cost of EUR 1.2 billion.
This performance met with a favourable response in our share price during the last two years.
The Group has also suffered a significant reverse.
We have been advised that fines will be imposed on us in 2006 for anti-competitive activities in the hydrogen peroxide area dating back to the late 1990s.
We have therefore re-launched a programme to strengthen compliance with our Values and these rules.



In 2006 Baron Daniel Janssen will step down as Chairman of the Board of Directors, to become an Honorary Chairman, alongside Mr Yves Boël and Mr Jacques Solvay. He will be replaced by Mr Aloïs Michielsen, who will hand on the position of Chairman of the Executive Committee to Christian Jourquin on May 9, 2006.

It is my duty and my pleasure to render particularly grateful homage to Baron Daniel Janssen for the direction which he has imparted to the Group during his 12 years as Chairman of the Executive Committee and during the past 8 years as the Chairman of the Board of Directors. It is he who gave the impulse for the developments in Pharmaceuticals and for the geographic expansion in Asia and the Eastern European countries in particular, all of which were undertaken with the greatest respect for our founding values.
I thank him warmly.

Aloïs Michielsen
Chairman of the Executive Committee

2005: a new record year on the path of growth

2005 is a new record year for the Group, following the very good results posted in 2004.
We can all be very proud of this performance, achieved against a difficult background of rising energy costs, in particular for oil and gas, which reached unprecedented peaks during 2005 and remain very high.
It is true that we have benefited from a generally propitious economic climate in terms of demand and prices for our products. But this has also required us to be present in strong markets, at the right time and with the right products. This we were.
Our strategy of leadership and faster development in Pharmaceuticals and Specialities, and of geographic deployment in high-growth zones, is proving a winning one. In addition, we are benefiting from results of the Group-wide Innovation initiative, which is bringing new product, processes and applications, as well as improvements at all levels.The efforts we have been called to make in order to strengthen our competitiveness are also bearing fruit, thanks to the wise, and at times difficult, decisions we have taken in the technical, financial and administrative areas.
In 2005 the Group found itself again on the path of growth, with a double digit increase in sales - +18% - to which our three Sectors contributed in a relatively balanced way, with +14% for Chemicals, +13% for Plastics and +30% for Pharmaceuticals. This is an excellent result with which we can be justly pleased.
Our performances in 2005 were impressive. In brief:
Sales at EUR 8.6 billion were up 18%.

Let us manage the present as a consequence of the future

Our performance in 2005, following that of 2004, can only confirm our strategic and organizational choices:
- we have more than attained the objectives of our 1998 strategic review, focused on faster growth in Pharmaceuticals and in Specialties;
- the broadening of these objectives at the 2004 strategic review, with priority given to sustainable and profitable growth, based on Innovation and developing our business in the high growth areas of Asia, the Americas, Central and Eastern Europe, is reflected in many concrete initiatives taken in 2005;
- the organization of our Group into Business Units, supported by high-performance Competence Centres and Business Support Centres, is now in place and is proving its effectiveness.

Our bases are very solid. Let us therefore turn resolutely towards the future:
- innovation is the keystone of our strategy of growth. A greater spirit of innovation throughout the Group is essential to develop the products, processes, services and solutions that will provide tomorrow's business growth. Innovation will be the wellspring of our competitiveness and of jobs;
- we will pay greater attention to Asia. Globalization is

here to stay, in our view irreversibly. We need therefore to act faster to position ourselves in growth markets, in particular in Asia. Many of our colleagues are already working very intensively in these countries;
- we need to be fearless in divesting and investing where we can. For a Group to survive and grow in a very rapidly changing world, external growth is necessary in order to support and accelerate internal growth. We pay attention to this process.

The list of significant actions that we have undertaken in 2005 in each of our three Sectors is impressive. The following examples illustrate these major orientations.

2005: a key year for Pharmaceuticals

The single most important example is unquestionably the strategic acquisition, in Pharmaceuticals, of Fournier Pharma. This vital move gives our Pharmaceuticals Sector access to cardiovascular metabolic treatments, a huge market with ever-increasing potential in the light of today's lifestyles. Fournier's key fenofibrate compound, marketed as TRICOR® in the USA and LIPANTHYL® elsewhere in the world, is already a blockbuster.
The Pharmaceuticals Sector has taken this acquisition as its cue to restructure itself and to redefine its objectives.

2005: an eventful year for Chemicals

Many other important initiatives for our future were taken in the Group's other two Sectors.
Without attempting to be exhaustive we may mention, in the Chemicals Sector, the decision to establish a new inorganic fluoride specialties production facility at Onsan in South Korea, the creation of a joint venture with CPC of the USA in technical-grade barium and strontium carbonates, and in China an ultra-pure hydrogen peroxide joint venture and the acceleration of negotiations with Sinopec towards a partnership in soda ash.
A new activities cluster has also come into being with the creation of the Molecular Solutions Business Unit, combining our existing inorganic chemistry know-how with outside know-how like that of Girindus AG, a company with a strong Research orientation specializing in oligonucleotides, which we acquired during the year.

2005: a very good year for Plastics

2005 started off for the Plastics Sector with the finalization of the sale to BP of our share in the polyethylene joint ventures. We also sold the rigid applications part of our Industrial Foils activity to Ineos. In addition, an agreement was signed with Renolit to sell to it our entire remaining Industrial Foils activities. With these divestitures behind us, we can now concentrate better on less cyclical and higher-added-value areas.
This we have done with significant investments in new Specialty Polymers production capacity in Europe and the United States. The Group has also signed an agreement to acquire the polymers activity of Gharda in India, giving us access to a family of very high performance polymers, including polyether ketones (PEEK) and certain polysulfone grades. A technical centre, aimed at providing an even better response to the demands of our Asian clients for Specialty Polymers, has been set up in Shanghai.
Nor have Vinyls been overlooked, with a doubling of capacity in salt, DCE and VCM in Thailand, continuing rationalization in Europe and South America, and an intensive feasability study for a major integrated project in Russia.

The skills of our employees and managers

A strategy and an organization, however good, will produce no results unless, to implement them and make them function optimally, it has available to it the skills of high-quality employees and of top-flight managers trained within the Group in international careers encompassing different functions. Fortunately we have all these competences within our Group.
We continue to develop them, in the climate of confidence and calm that has always typified the Solvay group. Certain high-quality executives have taken on key positions at a young age. In the following pages we set out the changes in senior Group management that we decided upon in 2005 and which will take place in the first half of 2006. We wish every success to Christian Jourquin, the new Chairman of the Executive Committee, and all the other new executives in their new functions. We know that they face a demanding, yet exhilarating task, and we express once again our entire confidence in them.

Others, less young, are leaving the functions that they have occupied until now within the Group. These include Kenneth Minton, who is leaving the Board for health reasons after 10 years, during which he initiated and created the Audit Committee, for which the Board is profoundly indebted to him. Daniel Janssen, who has reached the age of 70, is also leaving the Board. Two new directors will be proposed to the May 9, 2006 General Meeting. These are two former CEOs of major international groups: Bernard Scheuble, who previously headed up the German family-owned chemical and pharmaceutical business Merck AG, and Anton van Rossum, who used to be in charge of the Fortis banking and insurance group.

This year, both of us are vacating our respective chairman positions. Neither of us could have ever hoped for a better year for our final full year in office, one in which our Group beat all previous performance records. With one voice we would thank you all very warmly for your faultless commitment and your fidelity to our Group, for your hard work and the ensuing results. We would also thank our fellow employees and the managerial teams together with whom we have, in a few decades, transformed the Solvay group into the magnificent Chemicals and Pharmaceuticals Group it is today.

Aloïs Michielsen
Chairman of the Executive Committee

Daniel Janssen
Chairman of the Board of Directors

Aloïs Michielsen ends on a brilliant note his 8 years as Chairman of the Executive Committee. On May 9, 2006 he becomes the Chairman of the Board of Directors. He has formidably altered the Group's portfolio, making it less cyclical, more profitable, with stronger growth and increasingly higher margin products. He has done a remarkable and decisive job of improving the structure and functioning of the Group and of energizing "growth and competitiveness through Innovation." I thank him warmly.

Daniel Janssen
Chairman of the Board of Directors

The Board of Directors

The Board of Directors is the highest management body of the company. The law grants it all powers not given, by law or by the by-laws, to the Shareholders' Meeting.
In the case of Solvay S.A., the Board of Directors has reserved certain key areas for itself and has delegated the remainder of its powers to an Executive Committee.

Key senior appointments in 2006

On May 3, 2005, in accordance with the Corporate Governance rules to which it is committed, and with the full agreement of the persons involved, the Board of Directors announced a series of key appointments, at the head of Solvay S.A. decided on unanimously.

The Group's two highest management bodies, the Board of Directors and the Executive Committee, will see major changes in 2006. Each will have a change of Chairman and other new appointments.

Chairman of the Board of Directors of Solvay S.A.

Baron Daniel Janssen, who has reached the age limit of 70, will step down as Chairman of the Board of Directors of Solvay S.A. on May 9, 2006 at the end of the General Shareholders' Meeting, after 22 years on the Board, the last 8 of them as its Chairman. Baron Janssen also spent 14 years on the Executive Committee, 12 of them as Chairman.
Aloïs Michielsen, currently Chairman of the Executive Committee, will succeed him as Chairman of the Board of Directors. In this position, Mr. Michielsen, now 64 years old, will continue his active career at Solvay, which already spans 37 years. He has spent 16 years on the Executive Committee, including 4 as Vice-Chairman and 8 as Chairman.

Effective the same date, Denis Solvay will become Vice-Chairman of the Board of Directors.

Chairman of the Executive Committee of Solvay S.A.

Mr. Michielsen will leave the Executive Committee, and his position as its Chairman, on May 9, 2006.
Effective May 9, 2006 the Chairman of the Executive Committee will be Christian Jourquin.
Mr. Jourquin (58) has spent his entire 35-year career in the Group, including 10 years on the Executive Committee.
He joined the Board of Directors on June 2, 2005.
Mr. Jourquin, a graduate of the Solvay business school of the Free University of Brussels, was General Manager of the Chemicals Sector for the past 6 years until April 30, 2006.
Before that, he successfully managed other major Group entities, including Solvay Duphar in the Netherlands between 1980 and 1990, which at the time represented a large part of the Group's international pharmaceutical activities, the Iberian peninsula between 1990 and 1996, Solvay Interox in 1996 and the Processing Sector from 1997 to 2000.

General Manager of North American

René Degrève (63), an outstanding General Manager of Finance and a member of the Executive Committee for the past 15 years, has been appointed General Manager for North America, replacing David Birney, who retired on March 31, 2006.
He will cease being a Director, a post which he has held for 8 years.
Mr. Degrève will remain a member of the Executive Committee.

General Manager of Finance

Bernard de Laguiche (46) has been appointed General Manager of Finance, effective March 1, 2006, to replace Mr. Degrève.
Mr. Laguiche remains a member of the Executive Committee, which he joined in 1998.
He was appointed a Director at the Ordinary Shareholders' Meeting of June 2, 2005, effective March 1, 2006, to replace Mr. Degrève.
Mr. de Laguiche has a commercial engineering degree from the University of St Gallen (Switzerland). He joined Solvay in 1987 and has held a number of positions of responsibility in Belgium, Germany and the United Kingdom. Until the end of 2005 he was Managing Director of Solvay Solexis in Milan.

General Manager of the Chemicals Sector

Vincent De Cuyper (45) will become General Manager of the Chemicals Sector and a member of the Executive Committee from May 1, 2006, replacing Christian Jourquin, who has been appointed Chairman of the Executive Committee.
Mr. De Cuyper is a chemical engineer from the University of Louvain. He has spent his entire career at Solvay, where he was previously Managing Director General of Vinythai, a listed Thai company.

The attached table shows the composition of the Board of Directors as of January 1, 2006, together with the changes approved in 2005 to take effect during the course of 2006.

	Year of birth	Year of 1st appointment	Solvay S.A. positions, and expiration date of directorship	Changes during 2005/ early 2006
Baron Daniel Janssen (B)	1936	1984	2006 Chairman of the Board of Directors and of the Finance and the Compensation and Appointments Committees	May 9, 2006 Leaves the Board of Directors and his positions as its Chairman and as Chairman of the Finance and the Compensation and Appointments Committees
Mr. Aloïs Michielsen (B)	1942	1990	2009 Director and Chairman of the Executive Committee (*), Member of the Finance and the Compensation and Appointments Committees	May 9, 2006 Leaves the Executive Committee and his position as its Chairman. Becomes Chairman of the Board of Directors and of the Finance and the Compensation and Appointments Committees
Mr. Christian Jourquin (B)	1948	2005 (June 2, 2005)	2009 Director and member of the Executive Committee (*)	May 9, 2006 Becomes Chairman of the Executive Committee
Mr. René Degrève (B)	1943	1998	2010 Director and member of the Executive Committee (*) Member of the Finance Committee	February 28, 2006 Steps down from the Board of Directors and the Finance Committee
Baron Hubert de Wangen (F)	1938	1981	2009 Independent Director	
Mr. Jean-Marie Solvay (B)	1956	1991	2008 Independent Director, Member of the New Business Board	
Chevalier Guy de Selliers de Moranville (B)	1952	1993	2009 Independent Director, Member of the Audit Committee	May 9, 2006 Becomes Member of the Finance Committee
Mr. Kenneth Minton (GB)	1937	1996	2009 Independent Director, Chairman of the Audit Committee	Steps down from the Board of Directors on May 9, 2006 and the Audit Committee on December 31, 2005
Mr. Denis Solvay (B)	1957	1997	2006 Independent Director, Member of the Audit Committee	May 9, 2006 Becomes Vice-Chairman of the Board of Directors Member of the Compensation and Appointments Committee
Mr. Nicolas Boël (B)	1962	1998	2009 Independent Director, Member of the Compensation and Appointments Committee	
Mr. Whitson Sadler (US)	1940	2002	2007 Independent Director, Member of the Audit Committee	Becomes Chairman of the Audit Committee on January 1, 2006
Mr. Jean van Zeebroeck (B)	1943	2002	2010 Independent Director, Member of the Compensation and Appointments Committee	
Mr. Jean-Martin Folz (F)	1947	2002	2006 Independent Director, Member of the Compensation and Appointments Committee	
Mr. Jacques Saverys (B)	1937	2003	2007 Independent Director	
Mr. Karel van Miert (B)	1942	2003	2009 Independent Director Member of the Finance Committee	
Dr. Uwe-Ernst Bufe (G)	1944	2003	2009 Independent Director Member of the Finance Committee	
Mr. Bernard de Laguiche (F)	1959	2005	2009 Member of the Executive Committee (*)	March 1, 2006 Becomes Director, replacing René Degrève, and Member of the Finance Committee
Prof. Dr. Bernhard Scheuble (G)	1953	2006	2010 Independent Director	May 9, 2006 Will be proposed for election as an Independent Director
Mr. Anton van Rossum (NL)	1945	2006	2010 Independent Director	May 9, 2006 Will be proposed for election as an Independent Director

(*) Active full-time in the Solvay group

Corporate Governance

The application in 2005 of the Solvay's Group's "Corporate Governance" rules is the subject of a separate document, enclosed with the present Annual Report. With the Belgian Corporate Governance Code coming into full force on January 1, 2006 in respect of the 2005 financial year, this document represents the application of the recommendations of this Code, in accordance with the "comply or explain" principle.



14
13
8

We are ready!

1. Alois Michielsen – *Chairman of the Executive Committee (until May 9, 2006)*
2. René Degrève – General Manager for Finance (until February 28, 2006)
General Manager for the NAFTA region (from April 1, 2006) – *Member of the Executive Committee*
3. Christian Jourquin – General Manager of the Chemicals Sector (until April 30, 2006)
Chairman of the Executive Committee (from May 9, 2006)
4. Bernard de Laguiche – General Manager for Finance (from March 1, 2006)
Member of the Executive Committee
5. Luigi Belli – General Manager for Research and Technology – *Member of the Executive Committee*
6. Jacques van Rijckevorsel – General Manager of the Plastics Sector – *Member of the Executive Committee*
7. Werner Cautreels – General Manager of the Pharmaceuticals Sector – *Member of the Executive Committee*
8. Vincent De Cuyper – General Manager of the Chemicals Sector (from March 1, 2006)
Member of the Executive Committee
9. Jacques Lévy-Morelle – Corporate Secretary and General Counsel
10. Daniel Broens – General Manager for Human Resources
11. Marc Duhem – Regional Manager Europe
12. Paulo Schirch – Regional Manager Mercosur
13. David Birney – General Manager NAFTA (until March 31, 2006)
14. Christian De Sloover – Regional Manager Asia-Pacific

Executive Committee and General Managers


7
5
2
6
9
10
3
1
12
8



Message from Christian Jourquin, Chairman of the Executive Committee effective May 9, 2006

Ladies and Gentlemen,
Dear Colleagues,

Effective May 9, 2006 I shall take over as Chairman of the Executive Committee. In this position I shall be in charge of the managing the Group to which we are all, in our various capacities, very much attached.

Let me take the opportunity offered to me in this Annual Report of addressing each of you directly and personally.

First of all, it is my duty and my pleasure to render homage to the work of Aloïs Michielsen, my predecessor in this fascinating position, who has succeeded so well in stimulating an entrepreneurial spirit within our Group. Thank you also to Baron Daniel Janssen, who piloted our ship during the difficult years of the 1990s. Thank you to all my predecessors who have succeeded, not only in creating a company, but also in developing a corporate culture.

After the successes of recent years, the challenge facing us is to DARE to reach for the future and to continue to transform the initiatives of each and every one of us into value for the enterprise and its stakeholders. It is this value we create together that justifies the confidence that you place in us.

Our commitments to our stakeholders and to the world around us will continue to guide our action.

The team which Aloïs Michielsen has put together during these years remains in place and I will make every effort to merit the confidence it has placed in me. Solvay is for all of us a source of legitimate pride. Together we are continuing the task begun 143 years ago of perpetuating this sense of pride and leading the Group towards its future successes.

To DARE the Future...

The strategy we have chosen is clear: to expand faster in our Specialties - and Pharmaceuticals is one of them - and to continue to safeguard our leadership, through competitiveness and innovation, in our base products, which we refer to as Essentials.
More recently we have clearly affirmed our intention to grow more strongly in the fastest growing regions of the world, and in particular Asia.

Such a strategy is possible only within a long-term vision. This strategy has already shown its fruits, and will therefore be intensified to respond to your expectations. We will dare to do so because we have shareholders who trust in us and encourage us on this path, because we have excellent teams, know-how and skills, and because we share strong corporate values. It is these that together allow us to say that we are proud to be pharmacists and chemists.

... and, as a manufacturing group, to continue the tradition of progress and change

This rich foundation, which many envy us, I shall personally commit myself to developing, beyond any limits or constraints that might block its reaching fruition.

Animated by its "Passion for Progress®" Solvay has always had the strength and lucidity to perceive and understand the meaning of History. This has guided the major strategic choices that have led us constantly to adapt our product portfolio. We have done this in order to make optimal use of our skills in what have seemed to us the most promising sectors, whilst safeguarding the development of the others by selling them to the companies that can make best use of them.

History does not stand still. It calls on us to constantly review the future of our activities, our strengths and weaknesses, and the opportunities and threats facing us in an environment that is looking for growth. We shall therefore continue undaunted on this path of change and continuous adaptation in our industrial role, which we unhesitatingly accept and assume.

... and to secure growth whilst respecting our Values

In this sense, we can say that Solvay's future lies in sustainable and profitable growth.

At a time when Europe is suffering from a lack of growth, we wish to play a part in re-launching activities on our continent. We shall therefore continue to invest in high-added-value sectors that can make optimal use of the knowledge and skills of our researchers and universities.

We push all our employees to demonstrate their innovative capacities. This they do well beyond expectations, demonstrating that confidence in people is the key to success. This is one of our values and we are attached to it.

But we shall also look for this growth where it is strongest, in Asia and North and South America.


11

... in a rapidly changing society.

The changes in our environment and our own evolution require the strong backing of all our stakeholders. We are therefore relying on your support, confident in the quality of the dialogue we shall continue to have. I am counting on you to ensure the very best success for our enterprise ... your enterprise, by further encouraging us to live up to our Values at all times.

Christian Jourquin
Chairman of the Executive Committee
(effective May 9, 2006)

Evolution of sales between 2000 and 2005

Sales 2000: EUR 8 863 million
Sales 2005: EUR 8 562 million



Group
100
90
80
70
60
50
40
30
20
10
0
64 %
19 %
17 %
43 %
30 %
27 %
2000
2005
Pharmaceuticals
Specialities
Essentials

Pharmaceuticals

Solvay is one of the world's 40 leading pharmaceuticals companies. It is particularly well placed in its selected therapeutic fields:

- "Cardiometabolics"
- Neuroscience
- Flu vaccines
- Pancreatic enzymes
- Gastroenterology
- Hormone Therapy for Men and Women

Research and Development activities are divided selectively between these different fields. In the first two we shall continue to invest in every aspect, from research and development (R&D) through to worldwide marketing.

Flu vaccines and pancreatic enzymes will be the subject of targeted investments, including R&D and licensing agreements.
Gastroenterlogy and male and female hormone treatment will be a downstream activity, focused on marketing.

Evolution of EBIT/REBIT between 2000 and 2005

EBIT 2000: EUR 666 million
REBIT 2005: EUR 912 million

EBIT 2000 (Belgian accounting); REBIT 2005 (IFRS)



Group
100
90
80
70
60
50
40
30
20
10
0
57 %
23 %
20 %
44 %
25 %
31 %
2000
2005
Pharmaceuticals
Specialities
Essentials

Main products	Europe	N.America	World
Cardiometabolics			
Cholesterol and triglycemia*	12	4	6
Fibrates*	1	1	1
Neuroscience			
Antiemetics, antinauseants	–	2	3
Vertigo (Menière's syndrome)	1	1	1
Gastrointestinal enzymes			
Gastrointestinal enzymes	1	2	1
Gastroenterology			
Antispasmodics/Irritable bowel syndrome medication	1	7	2
Hormone Therapy			
Women's health	2	2	2
Men's health	3	1	1

* Including sales of TRICOR® in the USA by Abbott.

Specialities

Solvay Specialties from the Chemicals and Plastics Sectors generally feature:
- very specific, high value added and strongly growing markets,
- lower sensitivity to economic cycles,
- higher margins and returns than the average for Group products,
- major Research and Development programmes, leading to regular launches of new products and grades.

Solvay Specialties include in particular:

- **Chemicals:** fluorinated products, various innovative applications of soda bicarbonate, ultra-pure barium and strontium carbonates, Advanced Functional Minerals, caprolactones and ultra-pure grades of hydrogen peroxide. To these will be added the products generated by the new "Molecular Solutions" Strategic Business Unit.

- **Plastics:** high performance Speciality Polymers such as fluorinated polymers, elastopolymers and fluids, barrier materials, polyarylamides, polysulfones, high performance polyamides, liquid crystal polymers and fuel systems (in partnership with Plastic Omnium). This area will be further reinforced from 2006 onwards with the acquisitions currently being finalized in very high performance polymers.

Main products	Europe	World
Chemicals		
Fluorinated products	1	2
Advanced Functional Minerals	amongst the world leaders	
Sodium bicarbonate	1	1
Ultra-pure H_2O_2	2	4
Ultra-pure barium/strontium carbonates	1	1
Plastics		
Fluorinated polymers	–	3
Other Speciality Polymers	amongst the world leaders	
Inergy (fuel systems)	1	1

Essentials

Apart from Specialties, the Chemicals and Plastics Sectors are also active in Essentials.
The success of Solvay's Essentials lies both in their history and their specific features. Many of them are products on which Solvay was built and has grown to what it is today. All are an essential part of our everyday life.
In each of these products the Group has a world leadership position, alone or in partnership, and major competitive advantages on which it intends to build further in a selective fashion.



Solvay's Essentials include:

- **Chemicals:** soda ash, caustic soda, hydrogen peroxide, persalts, technical grade barium and strontium carbonates, etc.

- **Plastics:** vinyls (SolVin in partnership with BASF in Europe, Vinythaï in Thailand and Solvay Indupa in Mercosur) and pipes and fittings (in partnership with Wienerberger).

Main products	Europe	World
Chemicals		
Soda ash	1	1
Hydrogen peroxide	1	1
Persalts	1	1
Barium/strontium carbonates	1	1
Caustic soda	1	3
Plastics		
PVC	2	3
Pipelife (pipes and fittings)	4	–

Building the future "Solvay Pharmaceuticals"



Strategy

Solvay Pharmaceuticals announces new performance objectives

In July 2005, Solvay Pharmaceuticals completed its acquisition of Fournier Pharma. In October it presented the new combined performance objectives for the future "Solvay Pharmaceuticals" by 2010:

- REBIT/sales in excess of 20%
- Annual sales growth above 7%
- Improving efficiency by EUR 300 million a year.

We are already on the road to achieving these objectives.


...aceuticals Sector


Werner Cautrees



Key figures [EUR million]

	2003	2004	2005
Sales	1 832	1 745	2 270
REBIT	243	236	302
Depreciation	59	65	87
Capital expenditures	153	150	1 346
R&D	284	294	351
Headcount[1]	7 530	7 988	10 004

[1] Full-time equivalents at January 1 of the following year.

Sales breakdown 2005: EUR 2 270 million

By Therapeutic field

Cardiometabolics
19 %
Neuroscience
16 %
Flu vaccines
6 %
Pancreatic enzymes
7 %
Gastroenterology
18 %
Hormone Therapy for Men and Women
23 %
Others
11 %


11 %
19 %
16 %
6 %
7 %
18 %
23 %

By geographic area

Europe
37 % European Union (25)
8 % Other European countries
Asia-Pacific
The Americas
43 % Nafta
2 % Mercosur
Rest of the world


3 %
45 %
7 %
45 %

R&D expenditure 2005: EUR 351 million

Cardiometabolics
27 %
Neuroscience
33 %
Flu vaccines
4 %
Pancreatic enzymes
7 %
Gastroenterology
5 %
Hormone Therapy for Men and Women
24 %


24 %
27 %
5 %
7 %
4%
33 %

Solvay Pharmaceuticals faces fundamental changes

Various significant and simultaneous changes in the pharmaceuticals environment have led to adaptations within our own business.

Among these changes we would mention:

- unmet medical needs;
- risk/benefit ratios and safety and compliance requirements that are becoming important criteria in gaining approvals;
- significantly rising costs of development. Post-registration clinical work and the need to police safe and effective product use all add to the overall development costs.

These are requiring companies to redefine their methods of working and their development plans to get their molecules registered.

Three priority directions have been selected in response to these changes.

Portfolio orientation:

greater selectivity in order to increase our chances of success in an ever more demanding regulatory and medical environment.

- "Cardiometabolic" specialties and "neuroscience" are now our main areas of therapeutic interest. We shall continue to invest in every aspect of them, from research and development (R&D) through to global marketing. We are also actively seeking licensing agreements with which to balance out and increase our coverage of this area.

- Flu vaccines and pancreatic enzymes directly linked to unmet medical needs will be the subject of targeted investments, including R&D and licensing agreements.

- We shall be progressively de-emphasizing research in male and female hormone treatments. These will constitute a downstream activity, concentrated on marketing and supported by licence buy-ins and acquisitions.



Performance objectives:

We have clearly defined the changes we need to make and the timetables we need to adhere to in order to achieve our 2010 objectives.
Clearly specified targets will enable us to develop a long-term product line which meets the needs of the medical world and of external players like the financial community.

A global organization:

To attain these performance goals, the organization has been redefined with a global vision, aimed at achieving or exceeding reference values for efficiency and effectiveness in each functional area.
The organization will be optimized to take it past the critical size threshold, whilst remaining light and flexible in order to adapt and change faster and better than many other players.

Development by individual therapeutic fields and geographic areas

The results for the Sector include those of Fournier Pharma since August 1, 2005. Sales are up 30% on 2004. Without Fournier Pharma they would have been up 15%. These growth rates are above those of the pharmaceutical industry as a whole.
The United States remains our largest market with 33% of sales. These were up by 39%, including Fournier Pharma.
Apart from a handful of countries, sales in Western Europe recovered significantly from 2004.

In Russia they leapt forward a spectacular 80% thanks to greater geographic coverage and the introduction of a national reimbursement system.

Growth was sustained in South Africa, Australia and the Middle East and in our priority development zones of Brazil and Canada.
We are paying increasing attention to Asia, where our sales remain modest, but where our growth rate is high.



"Sales are up 30% on 2004."



Cardiometabolic
Cardiovascular disease remains a major world health problem as a result of contemporary lifestyles.

Flagship products in 2005

With the acquisition of Fournier Pharma, the Group's flagship product is now fenofibrate, sold as TRICOR® in the United States and primarily as LIPANTHYL® elsewhere in the world. ANDROGEL®, a male hormone product, is the second best-performing product after fenofibrate. MARINOL®, INFLUVAC®, SERC®, TEVETEN® and CREON®, have all seen remarkable growth rates of between 25 and 33%.



Therapeutic field	Products	Markets	2005 sales in EUR million	% of 2005 sales	Difference 2005/2004 %
Cardiometabolics	**TriCor®/Lipanthyl®**	Global	185 (5 months)	8% (5 months)	–
Men's health	**Androgel®**	North America + Central and E. Europe, Middle East, S. Africa	239	11%	+3%
Gastroenterology	**Pantoloc®[1]**	Canada	166	7%	+19%
Pancreatic enzymes	**Creon®**	Global	162	7%	+25%
Neuroscience	**Serc®**	Europe + Export	122	5%	+27%
Flu vaccines	**Influvac®**	Europe + Export	100	4%	+32%
Cardiometabolics	**Teveten®**	Global[3]	91	4%	+26%
Women's health	**Estratest®**	North America	91	4%	-9%
Gastroenterology	**Duphalac®**	Europe + Export	85	4%	+9%
Neuroscience	**Marinol®**	USA	84	4%	+33%
Neuroscience	**Luvox®**	Japan + Export	80	4%	+4%
Women's health	**Prometrium®[2]**	USA	71	3%	+20%
Women's health	**Duphaston®**	Europe + Export	62	3%	+6%
Gastroenterology	**Duspatal®**	Europe + Export	58	3%	+5%
Cardiometabolics	**Physiotens®**	Europe + Export	52	2%	-11%

[1] A registered trademark of Altana
[2] A registered trade mark of Schering Corp.
[3] Except for USA, where rights were transferred to Biovail



"Diabetics have a two to four times higher risk of developing cardiovascular disease than non-diabetics."

Cardiometabolics

Fenofibrate, TRICOR® and LIPANTHYL®, to treat cardiovascular ailments

Cardiovascular disease remains a major world health problem. Fenofibrate joined the Solvay Pharmaceuticals portfolio with the acquisition of Fournier Pharma in July 2005. We are pleased to announce that these products, marketed under the brand names TRICOR® (by Abbott in the United States) and LIPANTHYL® (by Solvay Pharmaceuticals in many other countries), have today become Solvay Pharmaceuticals' largest line and have already attained blockbuster status (annual sales above USD one billion).

Fenofibrate is used to treat lipidic disorders like mixed dyslipidemia, characterized by abnormal fat levels, including cholesterol and triglycerides, in the bloodstream.



2005 saw the completion of the key FIELD ("Fenofibrate Intervention and Event Lowering in Diabetes") study of fenofibrate in a population of type 2 diabetes patients, who have a two to four times higher risk of developing cardiovascular disease than non-diabetics. The post-heart-attack mortality rate in this group is high and reduces average life expectancy by 5 to 10 years.

This study is the largest research effort ever aimed at preventing cardiovascular disease among diabetics. Nearly 10 000 patients received either fenofibrate or a placebo over an average five-year period. Initial results were presented in November 2005 at the annual American Heart Association (AHA) congress at Dallas, Texas. FIELD demonstrated favourable clinical effects among type 2 diabetes sufferers without prior histories of cardiovascular disease, among whom fenofibrate reduces by 25% the risk of coronary disease. Fenofibrate intake has lowered by 30% the number of cases where patients have had to undergo laser retina treatment. Even though the study's main endpoint was not met, it none-theless demonstrated generally good fenofibrate tolerance when administered alone or in combination with other agents including statins. In addition, the combined favourable micro-vascular effects (retinal and other) and macrovascular effects (such as reducing heart attacks) that were observed for the first time open the way to new uses, alone or in combination with other medicines.

OMACOR® extends Solvay's cardiology portfolio in Asia

In October 2005, Solvay Pharmaceuticals and Pronova Biocare (Norway) signed a new licence and supply contract for OMACOR®. This agreement significantly extends the sales territory of Solvay's OMACOR® range, already marketed in greater Europe and the Middle East, to include Asia and New Zealand.

OMACOR® contains high-purity ethyl esters of Omega 3 acid. It has been registered by Pronova/Solvay Pharmaceuticals in over 30 countries as an additional secondary prevention treatment following heart attacks and for trea-ting high blood triglycerides counts.

Neuroscience

Fluvoxamine is the first specialty approved for treating social anxiety disorder in Japan

In October 2005 Meiji Seika Kaisha Ltd. (Tokyo) and Solvay Seiyaku K. K. (Tokyo) received approval from the Japanese Health Ministry for a new indication for fluvoxamine, for the treatment of social anxiety disorder. This drug, developed in Japan by Meiji Seika and Solvay Seiyaku, was the first SSRI (selective serotonin uptake inhibitor) launched on the Japanese market, in 1999. It is marketed as DEPROMEL® by Meiji Seika and as LUVOX® by Astellas Pharma Inc., Solvay Seiyaku's designated distributor, for treating depression and depressive states, and obsessive compulsive disorder.

Social anxiety disorder patients suffer from excessive anxiety when required to meet other people, express their opinion, telephone in front of others, eat in public, etc. The anxiety leads them to avoid such situations, producing serious problems in their daily lives. Fluvoxamine should improve these patients' quality of life by eliminating the fear and anxiety.

DUODOPA® for treating late-stage Parkinson's

Since September 2005 Solvay Pharmaceuticals has been marketing DUODOPA® for treating patients with late stage Parkinson's disease in 12 new European countries: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. Solvay Pharmaceuticals already had approvals in Sweden and Norway and is also launching the drug in the United Kingdom.

DUODOPA® entered Solvay's product portfolio when it acquired Swedish pharmaceuticals company Neopharma AB in early 2005. DUODOPA® is a new and unique treatment based on a combination of levodopa and carbidopa dispersed in a viscous gel. Using a portable pump controlled by the patient via a microprocessor, the medication is administered permanently by a tube directly to the upper part of the small intestine, where it is rapidly absorbed.

Parkinson's disease affects over 1.3 million patients in the major countries. It is the second most prevalent neurodegenerative disease after Alzheimer's.

Apart from DUODOPA®, Solvay's R&D department is working to develop promising compounds for treating early stage Parkinson's. These include the SLV308 compound, which is now at clinical phase III.

Bifeprunox: results of phase III clinical trials among schizophrenic patients have led Solvay to revise its European registration plans

In November 2005 Solvay Pharmaceuticals and H. Lundbeck A/S announced additional phase III comparative clinical trials in response to European Union expectations. The European registration file will therefore be submitted in 2008, two years later than originally scheduled.
As announced earlier, Solvay and its US partners, Wyeth Pharmaceuticals, continue to evaluate and analyse the data with a view to applying for registration in the USA in 2006 as scheduled.

Bifeprunox is a new compound for treating psychosis and mood disorders like schizophrenia and bipolar disorders. Schizophrenia is a chronic and highly handicapping form of psychosis, characterized by severe mental and perception disorders. The onset of this disorder, which affects around 1% of the world's population, is generally observed in late adolescence or early adulthood.

Flu vaccines

Solvay Pharmaceuticals and the world face the threat of bird flu

Solvay Pharmaceuticals is helping the world improve its armoury against a possible pandemic with its new cell culture methodology for vaccine production.

The possible proliferation of the H5N1 strain of bird flu is producing uncertainty and fear amongst the general public and the public authorities. Whilst the virus in its present form is not considered a major threat to human health, many experts agree that it is only a matter of time before it mutates and is transmitted from one human being to another, resulting in a pandemic that can produce many victims.

With over 50 years' experience of vaccine production, Solvay Pharmaceuticals is currently concentrating its full technological resources and knowledge on creating safe and effective vaccines. Over 50 influenza experts are researching full-time in our laboratories. In all, more than 300 employees are involved in this project.



"DUODOPA® entered Solvay's product portfolio when it acquired Swedish pharmaceuticals company Neopharma AB in early 2005."

The new cell culture production plant in the Netherlands has been completed and is now at the validation stage. Clinical trials of the H5N1 mono vaccine should commence in the course of 2006. Production using this cell culture technology can be launched considerably faster and is much more flexible than the traditional egg-based vaccine production method.
In order to stem the threat of bird flu, it is vital that the World Health Organization (WHO), national governments, the wider medical community and pharmaceutical companies work together in a coordinated framework.

Solvay Pharmaceuticals continues to collaborate closely with all these players on this key dossier.

Gastroenterology

Cilansetron: Solvay Pharmaceuticals suspends registration process in the USA, negotiations continue in Europe

Solvay Pharmaceuticals announced in November that it was suspending the registration process for cilansetron with the US regulatory agency, the FDA.
Whilst Solvay is convinced of the qualities of the new compound, the extent of the additional clinical work needed and the size of the estimated market has led it to give priority to developing other compounds in its research and development pipeline.



Nevertheless, in the United Kingdom, the reference country for European-level registrations, discussions with the Medicines and Healthcare Products Regulatory Agency concerning cilansetron continue in order to precisely define the clinical expectations. Efficacy and safety trials have included over 4 000 patients of both sexes worldwide suffering from irritable bowel syndrome with diarrhoea predominance. Cilansetron has demonstrated beneficial effects for both men and women, with improved intestinal functioning and better quality of life.

Women's Health and Men's Health

ANDROGEL®, already successful in the United States, extends distribution into new territories

In 2005, Solvay Pharmaceuticals negotiated additional rights to ANDROGEL® on a number of new markets from its owner, Besins International.

ANDROGEL® is an odor-free, locally-applied gel. Applied once a day, it provides an ideal response to unsatisfied clinical needs in the treatment of hypogonadism (testosterone deficiency), a particularly unpleasant male ailment.

This product has already proved its success in North America (2005 sales reached EUR 239 million).



We now have sales rights for the whole of Africa, Africa, Central and Eastern Europe, key Western European countries and the Middle East, Asia and Latin America.

The US litigations concerning hormone replacement therapy are declining, with a far from negligible number of plaintiffs withdrawing their claims against Solvay before any decision on the merits.



There has been no development in the discussions with the American Food and Drug Administration on the administrative status of ESTRATEST®.

Therapeutic field	Preclinical	Phase I	Phase II	Phase III	Filed/Approved
Cardiometabolics	SLV316, SLV327, SLV329, SLV331, SLV332, SLV335, LF246691, LF250033, LF242594	**SLV319**: for obesity	**zolip**: for dyslipidemia **odiparcil**: for stroke prevention in atrial fibrillation **daglutril**: for hypertension and congestive heart failure **SLV320**: for congestive heart failure and kidney failure	**PULZIUM® intravenous**: for atrial fibrillation **DUALTIS®**: combination of fenofibrate with metformin	**LIPANTHYL® NFE EU**: dyslipidemia (non-food-effect form) **ACEON® US new indication**: reduction in cardiac events **TEVETEN® PLUS**: for hypertension
Neuroscience	SLV318, SLV326, SLV330, SLV333, SLV334, LF231591	**SLV314**: for schizophrenia **anatibant**: for traumatic brain injury	**MARINOL® aerosol**: new administration route **SLV313**: for schizophrenia	**bifeprunox:** for schizophrenia **DUODOPA® US**: for latestage Parkinson's disease **SLV308:** for early/mid-stage Parkinson's disease **fluvoxamine CR**: single daily dose oral form **MARINOL® EU:** for anorexia in HIV/AIDS	**LUVOX® SAD JPN:** for social anxiety disorders **DUODOPA® EU:** for late-stage Parkinson's disease
Flu vaccines					**INFLUVAC®**: flu vaccine **INVIVAC®**: virosomal flu vaccine **INFLUVAC® TC**: cell culture derived flu vaccine
Pancreatic enzymes	SLV339, SLV340			**CREON® JPN:** for pancreatic insufficiency **Pseudomonas vaccine US**: for prevention of respiratory bacterial colonization in cystic fibrosis	**CREON® US:** for pancreatic insufficiency
Gastroenterology	SLV332, SLV336	**SLV317**: for gastroenterology			**cilansetron**: for irritable bowel syndrome
Women's & Men's Health		**ANDROGEL® "low volume"**: for hypogonadism	**ANDROGEL®**: for new indications	**FEMOSTON® low dose**: hormone replacement therapy **cetrorelix:** for endometriosis	

Unlocking opportunities to sustain growth



Strategy

Consolidation in Essentials by:
- following a policy of continuous improvement;
- managing the product portfolio.

Growth in Specialties:
- in "historical" specialties like bicarbonate and certain fluorinated products;
- opening up new paths, especially in organic chemistry, with strong external support from partnering relationships with major customers and internal support from our Innovation drive.

Continuing geographic expansion:
- through investments in flagship products in high-growth areas.

Chemicals Sector





Vincent De Cuyper et Christian Jourquin

Key figures [EUR million]

	2003	2004	**2005**
Sales	2 386	2 433	**2 785**
REBIT	182	180	**285**
Depreciation	172	174	**173**
Capital expenditure	182	165	**261**
R&D	30	27	**27**
Headcount[1]	9 203	8 594	**8 721**

[1] Full-time equivalents at January 1 of the following year

Sales breakdown 2005: EUR 2 785 million

By cluster and SBU

- Minerals cluster 44%
  - Carbonates
  - Barium Strontium
  - Advanced Functional Minerals
- Electrochemicals and Fluorinated Products cluster 39%
  - Electrochemicals
  - Fluorinated Products
- Oxygen cluster 17%
  - Hydrogen peroxide
  - Detergents
  - Caprolactones


4 %
2 %
11 %
37 %
14 %
25 %

By geographic area

- Europe
  - European Union (25)
  - Other European countries
- Asia-Pacific
- The Americas
  - Nafta
  - Mercosur
- Rest of the world


4 %
25 %
7 %
64 %

Sales by customer segment 2005: EUR 2 785 million

By customer segment

Chemical industry	23%
Glass industry	21%
Detergents, cleaning and hygiene products	11%
Paper	9%
Construction and architecture	4%
Water and environment	4%
Human and animal food processing	3%
Automobile industry	2%
Human health	2%
Electricity and electronics	1%
Consumer goods	1%
Other industries	19%


19 %
23 %
3 %
4 %
4 %
9 %
11 %
21 %

Good results in a time of expensive energy

All our Strategic Business Units are energy consumers. As such, they have been exposed to the general rise in gas and electricity prices, but to a lesser degree thanks to our cogeneration units, our technological leadership in manufacturing processes, our well-performing manufacturing infrastructure and a strategy of medium- to long-term hedging of energy purchases.

Depending on each SBU's particular market conditions, price increases have been negotiated with our customers.

The "Minerals" cluster: soda ash and derivatives, barium and strontium carbonates, Advanced Functional Minerals

2005 saw sustained demand worldwide for **Soda Ash** and associated products. This allowed margins to be restored and maintained, despite rising energy and raw materials costs between 2004 and 2005.

For 2006 demand remains buoyant, even if rising energy costs remain cause for concern.

The gradual recovery of margins in Europe failed to prevent the closing of the Ebensee (Austria) soda works, the profitability of which had steadily worsened in recent years owing to its small size and prohibitive logistic costs.

In the USA, almost all contracts were renegotiated at higher prices, with an energy surcharge limiting the negative effects of the sharp rise in the cost of natural gas.

The project of putting down roots in China, by creating a joint venture with Sinopec subsidiary Nanjung Chemical Industries (NCI) to operate a soda ash plant together and market its production, is actively under way, and may well enter a decisive phase in 2006.

Specialty soda ash derivatives, in particular **Bicarbonate**, continue to grow. In Europe, BICAR® is expanding further with the launch of a new BICAR® Plus grade for domestic use and the ongoing development of the original NEUTREC® flue gas cleaning process, now used by over 150 incenerators in Europe, Japan and Korea.

This growth has justified building a new 100 kilotonnes/year sodium bicarbonate production unit at Bernburg (Germany), which became operational at the end of 2005.

Innovation remains a key word in each of the Strategic Business Units' fields of activity.

- The inauguration of a new generation of 'giant distillation columns' at the Devnya, Bulgaria, soda ash plant is a further example of our ongoing effort to improve competitiveness in Essentials.
- The launch in the USA of an enlarged range of SOLVAIR™ flue-gas cleaning solutions, based in particular on our sodium products portfolio, justified the expansion of our trona production capacities. (Trona is a natural mineral consisting of one sodium carbonate molecule, one sodium bicarbonate molecule and two molecules of water).

In **Barium and Strontium Carbonates**, 2005 saw the formation on November 15 of the joint venture with Chemical Products Corporation (CPC) of Georgia (USA). Synergies, technology cross-fertilization and priority access to raw materials will, beginning in 2006, enable the new entity to better confront the challenges facing technology-oriented products: the relocation of special CRT glass production to Asia and the competition from flat LCD and plasma screens.

A perceptible improvement in the market for these products for technical applications has occurred, thanks to measures taken in 2005, including the mothballing of the Onsan unit in Korea. At the same time the success of the anti-dumping campaign against Chinese imports of barium carbonate products into Europe has restored a healthy competitive environment.



Parallel with this, work continues on developing new specialities linked to liquid crystal displays (LCDs), plasma (PDP) and organic light-emitting diodes (OLED).

Elsewhere, specialty grades of barium sulfate, used mainly in printed circuit inks, are developing well in Japan and on other Asian markets.

Our high purity barium grades, including micronized grades, are continuing to expand. This is an area in which, in just a few years, Solvay has made a name for itself as a preferred supplier to the passive electronic components industry.

"Innovation remains a key word in each of the Strategic Business Units' fields of activity."



Growth

speed up its growth,
Sector created in 2005 a new
olecular Solutions" SBU, to
evelop new high-added-value,
know-how product lines.



The **Advanced Functional Minerals** activity has continued to improve the competitiveness of its different production sites in a difficult market, and has prepared the conversion of the Ebensee site. It is developing its strategy of focusing on Specialties, by selecting growing and higher-added-value markets.

To this end it has also intensified its efforts to develop new products, through internal innovation and partnerships with customers.





The "Electrochemistry and Fluorinated Products" cluster

Results of the electrolysis-derived activities improved in 2005.

Caustic Soda prices remained buoyant throughout 2005, thanks to excellent world demand, in particular in the paper and aluminium sectors. Price prospects for early 2006 are good.

In **Allyls**, demand is increasingly catching up with globally available supplies. The market, which was in balance in 2005, will be tight in 2006. As a result, the financial performance of this activity improved in 2005. Solvay is also developing a new and innovative technology which will enable it to respond to future market demands.

2005 was a better year for **Fluorinated Products**, with earnings up significantly from earlier years and ahead of forecasts. These good results were attained, despite the rising cost of the production inputs, thanks mainly to the very good performance of refrigeration products. Activity was also sustained in Specialties and Inorganic products for other applications, in certain of which production capacity limits have been reached. To meet the expected growth in these products the Group decided in 2005 to establish fluorinated specialties production units at Onsan (South Korea).
The first unit is due to come into service in early 2007 to serve Asia's rapidly expanding automobile and electronics markets. The Onsan units will use technologies that have already proven their technical, safety and environmental capacities at other Solvay Fluor sites.
The total capital expenditure is of



the order of EUR 50 million.
Prospects for 2006 and beyond are good, with stronger markets for traditional products in Europe, development of new applications and the forthcoming start-up of Specialty units in Asia.

The "Oxygen" cluster: Peroxygens, Detergents and Caprolactones

The **Hydrogen Peroxide** market has grown well across the world and more especially in Europe, Mercosur and South-East Asia. Rising energy costs have placed margins under pressure.

After successful testing on a pilot manufacturing scale at Povoa (Portugal), Solvay's new hydrogen peroxide production process, one of the most efficient in the world, was installed at Deer Park (Texas), increasing capacity by 50% to 118 kilotonnes, and at Voikkaa in Finland, doubling capacity to 85 kilotonnes. These have confirmed the feasibility of major capacity expansions at minimum investment cost.

A partnership was created with BASF and Dow in connection with their project to produce propylene oxide through a new process using hydrogen peroxide. Solvay has begun building in Antwerp (Belgium) a giant manufacturing unit using its high-yield technology, which will produce 230 kilotonnes a year of hydrogen peroxide on a single line in 2008.





Initiatives have also been launched in the Specialties field.

Solvay has a number of highly promising products offering uniquely high performance in the growing market for the disinfection of food wrapping and drinks containers. A peracetic acid-based biocide has been tested and has proved effective in combating the H5N1 virus in birds. This is being used successfully to help combat this virus in Asia.

Finally, a joint venture to produce ultra-pure hydrogen peroxide for electronic applications has been announced in China, marking our first industrial-scale hydrogen peroxide installation in this country.

In **Persalts**, sales to the detergents industry continue to suffer from price pressure. This sector remains a dynamic innovator of sustainable solutions, and could well become a driver for new solutions, using in particular organic chemistry products.

Promising developments can be reported, in turn, in Specialties, with certain domestic applications (EURECO®) close to the industrial-scale manufacturing stage.

In 2005 our position in **Caprolactones** improved in terms of both sales and profits. Sales volumes, prices and margins improved significantly, reflecting increased customer focus backed with a new range of tailored products and accelerated growth in high-added-value commercial segments.

In November 2005, caprolactone monomer, together with its derivative polymers, were approved by the European Commission for use in direct contact with food products in all 25 Member States. This approval for use in contact with food opens many new prospects in low-temperature packaging and in adhesives.



"In November 2005, caprolactone monomer, together with its derivative polymers, were approved by the European Commission for use in direct contact with food products in all 25 Member States."



"The creation of a new 'Molecular Solutions' Strategic Business Unit is a first concrete step in this direction."

The "Organic" cluster: Molecular Solutions

To speed up its growth, the Sector created in 2005 a new activity cluster, aimed at developing new high-added-value lines of products with high know-how content intended for very advanced markets. The creation of a new "Molecular Solutions" Strategic Business Unit is a first concrete step in this direction.

The new SBU will consolidate its activities around:

- Solvay's majority shareholding in Girindus (with units at Bensberg and Künsebeck, Germany and in the USA), which was acquired in a friendly takeover bid approved by a majority of shareholders and announced on August 24, 2005. Girindus is a specialist research company that manufactures and develops a portfolio of Specialties and of specific chemical processes. Girindus has developed unique chemical processes, in particular for producing oligonucleotides, which are active compounds used in the treatment of genetic diseases and as active ingredients in certain niche cosmetics.

- Peptisyntha (with units at Neder-over-Heembeek, Belgium and Torrance, California, USA), a specialist in peptide synthesis. This will permit the development of high-added-value synergies with Girindus in oligonucleotides and oligopeptides.

- The fluorinated organic chemicals activities of the Fluor SBU, including the Bad Wimpfen (Germany) facility.

- The fine chemistry unit of Solvay Spécialtés France at Salin-de-Giraud (France)

- A fine chemicals commercial and trading unit currently at Suresnes (France).

The new Molecular Solutions SBU should rapidly become financially autonomous and will in the medium term achieve the size and dynamism to exploit these activities in a profitable and sustainable way.

The Molecular Solutions SBU is headquartered at Bensburg, close to Cologne (Germany).

In 2005 the Sector created two market-oriented "Solution Units"

Again in order to generate growth, the Sector decided to boost its search for new activities by focusing on a horizontal, market-directed approach, with greater emphasis on Specialities. Following the creation in 2003 of the Chemicals Business Deployment team (CBD) to strengthen knowledge of selected markets and contribute to profitable growth in the Sector by proposing cross-SBU initiatives directed at high-added-value products, two "Solution Units" were created in 2005.



A Solution Unit is a group of employees from various Strategic Business Units (SBUs) who focus on a specific market. By combining offerings, this team should considerably improve their market knowledge and customer proximity. It should also better serve the market, increase profitability and propose a strategy for growth.

The **"Health Care Inorganics"** Solution Unit will group our offerings in the pharmaceuticals and cosmetics fields, proposing products like sodium bicarbonate (dialysis excluded), soda ash, precipitated sodium carbonate, magnesium compounds, caustic soda, hydrochloric acid, hydrogen peroxide, peracetic acid and sodium fluoride. The two "partner SBUs" of this Solution Unit, centred at Angera (Italy), will be Soda Ash and Advanced Functional Minerals.

The **"Soil Remediation Reagents"** Solution Unit will develop our sales of a range of products for the in situ remediation of polluted soils, with a combination of bio-remediation and chemical oxidation. The idea is to replicate in Europe an initial fruitful experiment in the USA and make full use of the considerable expertise of the HSE (Health, Safety and Environment) Competence Centre of our Central Research and Technology Management. Initially this Solution Unit will offer calcium and magnesium peroxides, sodium percarbonate and hydrogen peroxide, to be followed by other reagents in the near future. This Solution Unit will be established in Brussels with Detergents and Hydrogen Peroxide as its SBU partners.





"The 'Soil Remediation Reagents' Solution Unit will develop our sales of a range of products for the in situ remediation of polluted soils."

Going further, staying closer



32

Strategy

For the two activity clusters, Specialties and Vinyls:

- capitalization on existing strengths: size and global presence, technological leadership, potential for synergy;
- management of the activities portfolio in terms of added value, growth potential and resistance to business cycles;
- constant strengthening of excellence in competitiveness, R&D and customer proximity. This involves restructurings, modernizations, expansions and acquisitions;
- strict control of strategic initiatives and operations;
- constant search for new business opportunities.




Jacques van Rijckevo

Key figures [EUR million]

	[illegible]	2004	2005
ales	3 215	3 093	3 507
[illegible]	225	373	389
preciation	176	168	174
apital expenditures	187	165	293
D	72	70	79
adcount	11 262	8 702	8 474

[illegible] activities are included in "discontinued operations" in 2004 and 2005
[illegible] equivalents at January 1 of the following year

Sales breakdown 2005: EUR 3 507 million

By cluster and SBU

Specialties
40 %
21 % Specialty Polymers
19 % Inergy Automotive Systems

Vinyls cluster
60 %
38 % Vinyls
10 % Performance compounds
12 % Pipelife (pipes and fittings)


12 %
21 %
10 %
19 %
38 %

By geographic area

Europe
53 % European Union (25)
3 % Other European countries

Asia-Pacific

The Americas
21 % Nafta
12 % Mercos[illegible]

Rest of the world


2%
33 %
56 %
9 %

Sales by customer segment 2005: EUR 3 507 million

By customer segment

Automobile industry	29 %
Construction and architecture	24 %
Chemical industry	10 %
[illegible]	9 %
ackaging	8 %
Water and environment	7 %
[illegible]	6 %
[illegible]	[illegible]
[illegible]	5 %


2 %
5 %
6 %
29 %
7 %
8 %
9 %
24 %
10 %

Specialties

(the Specialty Polymers SBU and the Inergy Automotive Systems SBU, a 50/50 joint venture with Plastic Omnium in fuel systems).

2005 was a decisive year for the growth of

Specialty Polymers.

Major strategic decisions were taken that will strengthen Solvay's global leadership in very-high-performance polymers markets, with an emphasis on penetration in Asia and strongly increasing the value of its product portfolio.
In China, the foundations for growth on the domestic market have been laid with the creation of a Technical Centre at Shanghai, and the establishing of a strong commercial team. Feasibility studies for future investments in this country have also progressed well.

In India an agreement was signed with the Gharda group for Solvay to acquire its polymers division. The conclusion of this transaction, expected in 2006, will give access to very high performance polymers like PEEK, and will provide a solid manufacturing basis for a totally new range of polysulfone specialties. Again in India, a new subsidiary, Solvay Specialties India Private Limited, has been set up with a new marketing team to develop sales of the existing range, in particular barrier polymers, fluorinated materials and engineering polymers.

These moves have widened our range of specialty polymers and our geographic coverage, placing us in an even better position to serve growing leading-edge applications in telecommunications, electronics, aerospace, the automotive industry, medical applications and other areas.

Major investments were also approved in 2005 for the current product range:
- construction of new production units for polyethersulfone (PES, RADEL® A) and polyphenylene sulfone (PPSU, RADEL® R) at Marietta, Ohio, USA);

- a new fluoropolymers (MFA/PFA, HYFLON®) production line is under construction at Spinetta (Italy), to supply the growing market for highly fluorinated polymers;

- a new polytetrafluoroethylene (PTFE, ALGOFLON®) production facility is also under construction at Spinetta, to support further growth in the specialty PTFE segment.



All these investments will become operational in 2006.

2005 was a good year for Specialty Polymers, with a 7% increase in sales. Margins were burdened by significant increases in start-up and raw-material costs prices. Advances were made in a number of areas like safety, product quality and process yields, all of which will strengthen the competitiveness of this activity in the coming years. In this context, the Solvay Advanced Polymers plant at Augusta (Georgia, USA) was awarded STAR status in the OSHA[1] Voluntary Protection Program for its particularly effective safety system.

Innovation was centre-stage in 2005. Products introduced within the past 5 years represented 30% of sales, while R&D was strengthened in two ways – by a stricter definition of priorities in terms of market needs and by a longer-term approach focusing on R&D programs with a higher fundamental research content.

Inergy Automotive Systems (a 50/50 joint venture with Plastic Omnium), the world's largest supplier of fuel systems to the automotive industry, with 13.3 million fuel tanks and systems delivered from 25 plants across the world, again saw growth in sales volumes (+ 6%) outstrip that of car markets. This performance was due in particular to the investments made in recent years in Eastern Europe and Mercosur in response to demand from Asian car companies. Despite severe pressure on sales prices, margins were maintained until Hurricanes Katrina and Rita devastated the US Gulf Coast, producing supply shortages and sharply increasing the price of high density polyethylene, which is the raw material for manufacturing fuel tanks. Negotiations are under way to pass on these price rises to car manufacturers.

Globally, profits were down in 2005.
Competitiveness-boosting programmes and manufacturing reorganizations were successfully carried out, with the closing of two plants in France and one in Great Britain.
In terms of growth, 2005 also saw the launch of 14 new platforms on five continents for Audi, General Motors, Hyundai, Kia, Porsche, PSA, Renault, Suzuki and Toyota. The year was rich in innovations. These include a proven industrial application for a German



car-builder using a new patented "Twin-Sheet Blow Moulding" technology, which enables fuel tanks to be produced to the highest evaporation standards whilst combining the best of extrusion-blow moulding and thermoforming technologies.

(1) OSHA: Occupational Safety and Health Administration (US).



Innovation

"Twin-Sheet Blow Moulding" technology combines the best of extrusion-blow moulding and thermoforming technologies.



" The Solvay Advanced Polymers plant at Augusta (Georgia, USA) was awarded STAR status in the OSHA Voluntary Protection Program for its particularly effective safety system."

"30 million tonnes of PVC were consumed worldwide in 2005."

Vinyls

(Polyvinyl Chlorides (PVC), performance compounds and Pipelife, a 50/50 joint venture with Wienerberger in pipes and fittings).

30 million tonnes of PVC were consumed worldwide in 2005, up 3% from 2004. China again stood out with growth of around 10%, consuming almost 7.5 million tonnes in 2005, more than the whole of Western Europe.

PVC prices fluctuated significantly during 2005, reflecting both the supply/demand balance and costs of raw materials and utilities.
After peaking at the end of 2004, PVC prices reached a low in summer 2005 before beginning to recover significantly from September onwards, owing to major production losses in the USA from Hurricanes Katrina and Rita.

Vinyls margins, excellent during the first quarter of 2005, deteriorated significantly during the second quarter, recovering later from September onwards. Average results for Vinyls for the year as a whole remained at an excellent level, and above those of 2004.

In a highly competitive European situation, **SolVin** (owned 75% by Solvay and 25% by BASF) used the reliability of its plants and its high *degree of raw materials integration* to maximize production. SolVin continued its quest for competitiveness by closing down its modest-sized Ludwigshafen (Germany) unit at the end of 2005, and bringing on line new capacities at its Jemeppe (Belgium) and Rheinberg (Germany) sites. SolVin's profits fully reflect its excellent competitiveness.

Eastern Europe also contributed very significantly to demand for PVC made in Western Europe, with strongly rising imports of semi-finished products (profiles, floor covering, piping and fittings) and a shortage of PVC resins in the *also fast-growing Russian market.*

The fifth report of Vinyl 2010, the voluntary accord of the PVC industry in which Solvay plays an active part, was published in May 2005. It shows that the achievement of objectives for recycling levels is continuing to meet the plan. The VINYLOOP® unit at Ferrara (Italy) continues to develop in terms of production levels, new technology and applications for recycled PVC, despite a European economic environment that remains unattractive for recycling projects.

During 2005 SolVin continued its feasibility study for an integrated world-scale unit in Russia. This would enable it to consolidate its leadership in Europe and to pursue its geographic diversification towards Russia, where demand for PVC is rising sharply, and which offers competitive advantages in terms of raw materials. The feasibility study should reach the decision stage in 2006.

In Mercosur, **Solvay Indupa** *a listed Argentine company in* which Solvay has a majority shareholding, also enjoyed very favourable conditions on the Argentine market. Demand on the Brazilian market, on the contrary, suffered from prohibitive interest rates, which placed a severe rein on construction investment.
The excellent competitiveness and the good operating qualities of the Argentine and Brazilian installations are key factors which again generated an excellent result.







Expansion of VCM and PVC capacities in Brazil began in November 2005 as scheduled. This investment strengthens the competitiveness of the Elclor site in particular and of the activity in Mercosur in general.

In a highly competitive environment with major price rises for raw materials and utilities, **Vinythai** (a Thai listed company in which Solvay holds a significant stake) also achieved high earnings thanks to its excellent competitiveness, reliable installations and an ability to react fast in a volatile market.

The Vinythai Board of Directors has decided to double the company's VCM capacity from 200 to 400 kilotonnes/year and its caustic soda capacity from 130 to 260 kilotonnes/year, by building a membrane electrolysis unit which will provide a fully integrated supply of chlorine and ethylene dichloride (EDC) for its VCM production. A contract has been concluded to supply VCM to APEX, a non-integrated PVC manufacturer in Thailand. The expanded VCM facility is scheduled to come into operation in the fourth quarter of 2006 and the electrolysis unit in the first quarter of 2007. These investments will make Vinythai even more competitive.

Solvay is also participating, as a shareholder, in a VINYLOOP® project in Japan in partnership with Kobe Steel. This unit, which is currently under construction, should begin production on schedule in the second quarter of 2006.

Results of **Performance Compounds** were very differently affected in 2005 by variations in the costs of the basic raw materials - PVC, polyolefins and elastomers.

Results for PVC compounds



improved considerably from 2004 under the combined effects of lower PVC prices during much of the year, cost reduction and productivity improvement efforts, and new product launches. Soligran, a joint venture with the Nikos group, which began operations in 2003 at Tver in Russia, got off to a good manufacturing and commercial start in a growing market.

Solvay Engineered Polymers (USA), which is active in polypropylene and elastomer compounds, continued to diversify its products and applications, strengthen customer contacts and improve processing efficiency. In 2005 these efforts were rewarded by volume and profit increases of over 40% in its specialties (thermoforming and vulcanized thermoplastic polyolefin) lines.

In polyethylene compounds at Padanaplast (Italy), sharp price rises for raw materials were only partially offset by diversification efforts, the launch of new products and cost reduction in more mature activities. The joint venture with Original (Shanghai, China) began operations in February with specialties for the cabling market. Innovation holds the promise of future successes, with the launch of 10 new grades and the development

“2005 was a record year for Pipelife.”

of reticulated specialties and foams in fields such as hot-water distribution pipes, special cabling, and insulation for metal piping. Over 25% of sales in 2005 were of new products.

The Plastics Sector has decided to simplify its structure by distributing the activities of the Performance Compounds Strategic Business Unit as follows:

- “PVC Compounds” (Benvic and the Soligran and Dacarto Benvic joint ventures) have been attached to SBU Vinyls;

- “Compounds and Polyolefins” (Padanaplast and Solvay Engineered Polymers) have been attached to the Specialty Polymers SBU.

The financial consolidation of the Performance Compounds SBU activities will be adjusted effective from January 1, 2006.

Pipelife, the 50/50 joint venture with Wienerberger in pipes and fittings, benefited from the favourable economic climate in 2005,



which it was able to take advantage of thanks to the many measures taken in recent years to strengthen its competitiveness (strategic re-centering, cost reduction) and to its innovative capacities (R&D initiatives and new product launches).

These meant that, despite high raw materials prices, 2005 was a record year for Pipelife.

This performance was made possible by the presence of a well-motivated international team, the consistency and professionalism of which were further enhanced in 2005 by the "Pipelife University", a virtual entity promoting the pooling of experience and expertise.



Activity on building construction markets remained at high levels in 2005 in most of the regions in which Pipelife is present:

- In Europe, demand was strong in all countries and more particularly in Scandinavia, the Baltic states and Central Europe, which made up almost 60% of sales;

- the US subsidiary in Arkansas contributed to repairing the damage caused by Hurricanes Katrina and Rita in the southern United States in September;

- the Chinese activities also benefited from sustained demand.

In order to focus resources and skills on its main markets, the activities in the Chengdu region of China were sold to the Chinese partner.

Numerous product innovations launched by Pipelife have proved successful in its four main areas of application (drainage, agriculture, electricity and plumbing).

These include large-dimension pipes (diameter 2m, length 500 m), used mainly for sea-water desalination units and for waste-water outfalls in the ocean.

In 2005, around 16% of Pipelife's sales were of products less than 5 years old.

Industrial foils

Solvay agreed in February 2005 to sell its Rigid Foils activity in Italy to Ineos and in July 2005 to sell the remaining Industrial Foils activities to Renolit AG, a German family-owned company.
These transactions will enable Industrial Foils to join groups for which plastic foils is a key business and for which Solvay's Industrial Foils activities constitute a source of logical diversification and reinforcement. They will also enable Solvay to concentrate better on its priority of sustainable, profitable growth in selected Pharmaceuticals, Chemicals and Plastics areas.

BPS
(BP Solvay Polyethylene)

On January 6, 2005 Solvay finalized the sale to BP of its interests in the BP Solvay Polyethylene joint ventures, thereby concluding a series of transactions started by Solvay and BP in 2000.
Among other things, the sale allows Solvay to take a world-class position in the less cyclical, higher-added-value specialty polymers field.

The Industrial Foils results for 2004 and 2005, and the capital gain in 2005 on the disposal of the shares in BPS are reported under "Discontinued operations" and are therefore not included in the results of the Plastics Sector as described and commented on here.

New technologies for new markets

40

[illegible] Business Development) [illegible] mission of contributing to the [illegible]able and profitable growth of the Group in promising areas for the future. This it does by exploring new technologies and developing new products and related markets, based on the Group's own competences and with the help of complementary external partners.





Léopold Demiddeleer
Corporate R&D and New Business Development Director

Priority to Innovation



NBD teams are focusing their efforts on advanced materials applied in these areas of future promise.

Two technology platforms are being specifically explored and developed.

The first is Advanced Systems and Materials, in particular functionalized materials and energy generation, storage and transmission systems.

The second is Sustainable Chemistry, covering areas like health, nutrition and the environment.



Energies of the future: Fuel cells

Membranes

In the course of 2005 decisive progress was made in the reliability and performance of the ion-exchange membranes that are key components of fuel cells.

Patent applications have been filed, in particular for membranes for methanol-fuelled cells. These fuel cells are particularly suited to portable, low temperature situations, like laptops and portable phones, which will be the first general applications. These fuel cells are arousing increasing interest.

Shareholding in Conduit Ventures Ltd

London-based venture capital fund Conduit Ventures Ltd, in which Solvay took a shareholding in 2004 and which focuses its activity on hydrogen-linked technologies, has invested in seven start-up companies. These cover a large portion of the value chain, from component manufacturing (membranes, catalysts, etc.) to complete systems, with applications ranging from portable electronics to electricity supply and telecommunication systems to industrial vehicles. This direct link with markets is enabling Solvay to speed up and better direct its own developments.

Locating partners

Elsewhere, opportunities for partnerships are being explored in order to gather competences, increase efficiency and cut development times.

Advanced materials for the information and communication industry

Information and communication technologies use large quantities of advanced products and materials, among them high-performance polymers and high-purity chemicals that Solvay already supplies. NBD is prospecting new business opportunities in flexible display screens, photovoltaic systems and printable electronics. These emerging applications call for conductive materials, light-emitting or capturing materials and encapsulation and support components.

Contacts have been made here with small high-tech companies and with major laboratories in Europe, North America and Asia.

Solvay, technological partner in the Solar Impulse project

Solvay has committed itself to the Solar Impulse project alongside Bertrand Piccard, the first aeronaut to circle the world in a balloon. The objective is to circumnavigate the world in several stages in an aircraft powered solely by solar energy, with no other energy source and no polluting emissions. As technology partner, Solvay is bringing to Solar Impulse its recognized competences in developing and applying innovative plastics and simulating their behaviour in extreme conditions.

In addition to the technological commitment, this partnership represents for the Group a positive and concrete contribution to raising awareness of Sustainable Development and to developing renewable energies. This partnership expresses the Group's confidence in the commitment of its employees, its spirit of enterprise and its technological innovation capacity. It also has a clear economic dimension for Solvay as an excellent springboard

SOLVAY SCIENCE FOR INNOVATION

for promoting and developing the new products, services and solutions which the Group will be able to bring to the project. The project is right now in the design stage. In 2006 the major technology decisions will be taken. In 2007 the first prototype aircraft will be built, followed by maiden flights in 2008, and the circumnavigation of the world in stages in 2010.

Functional nutritional ingredients

Chemicals or pharmaceuticals?

The field of food ingredients spans both disciplines. NBD's research programme makes full use of the skills and know-how that Solvay has acquired in physiology/pharmacy and its command of chemistry and chemical engineering.



"NBD teams are focusing their efforts on advanced materials."


Meeting
The Science Days
organized at Neder-over-Heembeek
(Belgium) gave more than
advanced materials and
nanotechnology specialists
opportunity to meet, express
opinions and exchange know-how.

The research program is concentrated on three particular nutritional areas: intestinal health, mineral balance and weight management.

An alliance with a world-scale food group is being examined in order to speed up deployment.

Solvay Science Days

A first internal Solvay conference on nanotechnologies and advanced materials was organized at Neder-over-Heembeek (Belgium) in October 2005. More than 140 researchers, technicians and engineers from the three Sectors and from across the world were drawn together by the conference theme, "On the frontiers of matter" to meet, express opinions and exchange know-how. To set the tone and spark off debate, university researchers and well-known industrialists presented their work. Following the conference, concrete proposals were submitted to the Executive Committee, which has selected several lines of investigation to prepare the Group for future trends in materials sciences, and in nanotechnologies and advanced materials in particular. With its many opportunities for interactivity and discovery, this event contributed actively to the Group's innovation drive.



44

All moving





Daniel Broens

The Group's five values are well-known:

- ethical behaviour,
- respect for people,
- customer care,
- empowerment,
- teamwork.



"Living Values" throughout the Group

The keys to success for a business enterprise are many. A deep attachment to a system of Values, lived out day by day, is undoubtedly one such key for business performance and personal development.

A "Living Values" seminar was designed and deployed in 2004 to explain and enhance the implementation of our Values and associated behaviours. Following the success of the 160 seminar sessions organized at 50 sites across Europe in seven languages and attended by over 3 000 managers – 95% of whom have confirmed that they have understood the approach and 85% of whom that they have launched concrete initiatives – deployment was extended in 2005 to the Nafta and Mercosur regions. In the USA, 800 managers took the training programme in 2005, with another 700 signed up for 2006.

>>

In Brazil, the 150 managers participating in this program gave it a very positive assessment.
Even though the message has been delivered in different cultures, the "Living Values" seminar was particularly well received in all these countries, with comments like "the interactive exercises help us really grasp the meaning of these values" and "the presentation of behaviour examples rooted this session firmly in the real world."
In 2006 all Group employees who have not yet done so will be invited to take part in this half-day workshop at their plant or site, during which they will explore the Group Values in action in practical, everyday working situations.
These 1 000 or so sessions indicate the importance the Group attaches to the implementation of its Values.

Chinese recruitment drive

To make a success of its industrial strategy, with its very clear objectives, in particular in Asia, to successfully complete ongoing projects and to initiate new ones, the Group needs new skills and talents from Asia. For this reason the Group is developing recruitment campaigns in China.
Large numbers of students have already had an opportunity to get to know Solvay at conferences presented by Group managers at top Chinese universities.
Our first graduate recruits will soon be starting a two-year training program in our production units. The creation of a base of skills and talents in China is therefore under way.

Annual assessment interviews: at least one Innovation objective for every manager

Individual performance assessments pursue a double goal of raising our business effectiveness and contributing to personal development. This continuous process includes the annual assessment interview.
In order to strengthen the commitment of all management staff to the Innovation drive supporting the Group's growth strategy, all managers defined at least one Innovation objective to be achieved in 2006 during their assessment interviews at the end of 2005.

This will help the Group meet the three Innovation challenges issued in 2003:

- 20% of sales from products, markets or applications developed in the last five years;

- 50% of Innovation projects carried out with external partners (customers, authorities, universities, suppliers, etc.); and

- 100% of Group entities engaged in at least one officially recognized Innovation project.

European Works Council a partner in Sustainable Development

The Solvay European Works Council, which was set up on a voluntary basis in 1995, celebrated its 10th anniversary by examining, together with representatives of senior management, the topic of "being players in a more sustainable development and society" during an international seminar held in Belgium in October 2005.

At the end of this seminar, all partners agreed that for our Group, Sustainable Development is a priority that needs to be viewed as a state of mind to be developed, shared and put into practice, and to be better understood in all its dimensions through more active training and communication.

The European Works Council was recognized as a strategic partner in the success of this effort, with a vital role relaying the program to local representative bodies.

With regard more specifically to the social aspect and human resources, emphasis was placed on three items: the climate of trust to be constantly cultivated within the enterprise, the need for unrelenting training, and the importance of maintaining and enriching the Group's skills capital.
The seminar also clearely showed that the success of this undertaking necessarily involves the proactive opening of the company towards all its outside stakeholders, and first among them local communities.

Corporate Communication

In 2005, the Group's Solvay Live magazine received a commendation from the UJJEF, a French association for Business Communication.
Every year the UJJEF organizes grands prix, in various categories, based on several hundred dossiers submitted by agencies that assist business enterprises with their media publications.
Solvay and the Créacom agency, with whom we produce our Solvay Live magazine, were one of the three nominees for the International Magazine Prize.
Participation in this competition is a strong incentive for progress, and this commendation places Solvay Live among the best international internal company publications.





"At the end of this seminar, all partners agreed that for our Group, Sustainable Development is a priority that needs to be viewed as a state of mind to be developed."



Towards sustainable and profitable growth



The Group has set an objective of positioning itself as an active partner in achieving more sustainable global development, in both its chemical and its pharmaceutical activities. To meet this challenge, we are working to integrate our activities into the far-reaching changes our societies need to make. In particular we are strengthening synergies with our various stakeholders, that is, our customers, employees, shareholders, public authorities and society in general.





Christine [illegible]
HSE [illegible]

2005 saw the Solvay group multiply its very diverse partnerships around 65 Group projects described in the report entitled "Towards Sustainable Development, 2004-2008."

Significant developments in 2005

To increase its responsiveness to the demands of its different markets and of the outside world in general, Solvay continued to integrate sustainability into the development of its products, and to strengthen its relations with the stakeholders involved in managing their life cycles. The production of complete, well-structured international dossiers on the intrinsic hazards and risks associated with the use of our products was another major area of activity. We have continued to generalize the application of health, safety and environment management systems at our various sites to ensure that laws and regulations are complied with at all times. We have also developed innovative ways of minimizing our own and third-party waste.

Dialogue with society: social responsibility and listening

- Dialogue with representatives of society in general (site neighbours, scientists, politicians, sociologists, non-governmental organizations (NGOs) and investors) has intensified in the form of seminars, personal meetings, support for external initiatives, information, www.GreenFacts.org, educational initiatives, etc.

- Solvay has joined the CSR Europe (Corporate Social Responsibility) association. We have expanded our dialogue with agencies that rank companies' social achievements, in particular in order to define our commitments in those fields in which it is hardest to set precise objectives. Solvay has also begun updating its Code of Ethics.

- The international seminar held to mark the 10th anniversary of the European Works Council examined issues involved in Sustainable Development. This Committee, with 23 representatives from the European countries in which Solvay is active, is a strategic partner of the Group in this effort. A permanent "Health, Safety and Environment" forum is part of the European Works Committee.



Dialogue with our markets: safety and environmental-impact management

Numerous initiatives have increased the eco-efficiency of our products (see box).
Various programs have also been launched to reinforce the integrated management approach to health and environment.
These include:

- a new program to explore organic chemistry solutions in photovoltaic energy and new lighting technologies;

- providing a Daimler-Chrysler fuel cell vehicle to Inergy in the US for an assessment of the hydrogen storage system;

- creation of a "Soil Remediation Reagents" team within the Chemicals Sector, to promote the marketing of on-site soil remediation products and, in the USA, the uniform marketing of a range of flue gas cleaning systems under the SOLVAIR™ label;

- NOVOSOL®, a new, global technology for stabilizing and recycling polluted dredging mud and other contaminated mineral residues. This technology has confirmed its potential in a pilot project with the Walloon Region (Belgium) and a major European road builder;

- active participation by Solvay Fluor in the development of a European regulation covering fluorinated gas emissions. Responsible use of these gases - which are essential for refrigeration, air conditioning, medical applications and high-performance thermal insulation - contributes to reducing energy consumption and hence the climate impact of associated emissions;

- extension of security audits in the logistics chain. Audit of bulk transport vessels by the Chemical Distribution Institute, participation in SQAS(1) audits by road carriers transporting our hazardous products and ESAD(2) verifications of our chemicals distributors are providing a basis for a genuine dialogue on the topic of safety.

Dialogue with local communities: proximity initiatives at our sites

The Group regularly invites external entities to verify the conformity of the environmental management systems at its different sites.
By the end of 2005, 60 sites had received certification of their environmental management systems to ISO 14001 or the equivalent.

Projects to reduce water uptake have continued at a number of sites, in many cases in cooperation with municipal water companies. These involve improving our production processes and replacing well water with recycled water. For example, the project now nearing completion at Rosignano (Italy) will reduce by over 3 million m^3/year the amount of underground water drawn for industrial use. Prevention and remediation programs for the long-term management of soil have continued at various sites, in particular in France and Brazil. Specific programmes have also been defined with the local authorities in Italy.

Many recently acquired plants have adopted new operating methods and adapted their health, safety and environmental management, in particular in Latin America, Eastern Europe and Italy.
The new SA8000 (social accountability) certification, obtained in response to a request by a Brazilian customer, and help provided to a Bulgarian hospital are just two examples of the varied involvement of our sites in their local communities.

Major incident simulations have been undertaken with local authorities at certain "SEVESO" category sites (Jemeppe, Belgium and Martorell, Spain), to test the effectiveness of the intervention systems.

Among the activities undertaken to improve our environmental performance, joint action by our vinyl sites has enabled us to meet the stringent emission and discharge standards defined by the European ECVM charter.
In Brazil the replacement of an air-based oxychlorination unit at our Santo Andre site with a new oxygen-based unit has significantly reduced air emissions.
A general program to improve the quality of liquid effluent from fluorinated polymer production facilities has also been introduced.

Under the Kyoto Protocol, our European energy production sites affected by the European Directive on emission trading have received their local CO_2 emission permits under the quota system that came into force in 2005.

Dialogue with our employees and subcontractors: initiatives for health and safety at work

The safety performance objectives for subcontractor personnel working on our sites have been brought in line with those applicable to Solvay employees.
For example, the shutdown of our

(1) SQAS : Safety and Quality Assessment Scheme.
(2) ESAD : European Single Assessment Document.
(3) EA-Tool : Exposure Assessment Tool.



Accident frequency rate

	Persons working at Solvay	Solvay personnel	Contractor personnel
2002	**5.7**	3.7	10.1
2003	**4.4**	3.3	7.2
2004	**3.4**	2.3	6.5
2005	**3.2**	2.7	4.4

* Number of accidents leading to a work stoppage of over 24 hours, per million hours worked.

Dombasle plant for major overhaul, involving a thousand subcontractors, was completed accident-free.

The accident frequency rate target has been set at 1.5 for the Group worldwide. Two areas of improvement have been defined: a stronger accident prevention campaign directed at subcontractors but also intimately involving our own employees, and priority preventive measures targeting behaviour, which is a frequent residual risk factor. These programs are part of the Group safety culture

Specific employee health programs aim at preventing musculo-skeletal and hearing disorders, stress, alcohol and drug abuse, and AIDS in the activities and regions more particularly affected. Over 60 production sites have also taken part since 2001 in the program to assess health hazards in the workplace, based on the uniform "EA-tool"(3). This tool has contributed significantly to protecting workers and to sharing data between sites.

Dialogue with representative bodies (public authorities, professional associations and NGOs): fundamental work undertaken jointly

Solvay has teamed up with the European authorities and other producers in defining environmentally best production technologies, in particular for the soda ash family, PVC and fine organic chemistry (including active pharmaceutical ingredients). All our main production processes will soon be covered by such "Best Practices Reference Documents".

In preparation for the forthcoming European REACh (Registration, Evaluation & Authorisation of Chemicals) Regulation, the Group is developing an integrated program to respond to customers' needs as a function of the different uses of its products. The European Vinyl 2010 programme aimed at controlling the entire PVC chain, with a monitoring committee bringing together the European Commission, Parliament and the industry associations involved, again illustrates the growing interaction between manufacturing and institutional players. Solvay is a key player in this program.

Product eco-efficiency: main areas of progress

- **Fuel cell for "clean" cars:** Development and feasibility studies.
- **Oxidizing power of hydrogen peroxide for water purification:** Extending applications by lowering production costs.
- **Waterproofing membranes for storing water in dry regions and protecting the beds of landfill sites:** Quality and longevity of waterproofing technologies.
- **Ultrafiltration membranes for the physical purification of drinking water:** Development of these specific markets.
- **Waterproofing membranes, pipes and window frames in PVC:** Lifetime guarantees.
- **No by-product disinfection using peracetic acid:** Development of niche markets, registrations for specific applications.
- **High-performance perfluorinated fluids offering low volatility, non-flammability and low toxicity:** Development of these specialties: applications in aerospace, IT, etc.
- **Fuel systems for the automotive industry:** Compliance with the most stringent environmental standards (emission of volatile organic compounds); reducing the costs and lead time for developing new models.

Management Report and Financial Statements

Management Report

New records for SOLVAY in 2005, after excellent results in 2004

- Group net income up 51%, with cash flow of EUR 1.28 billion
- Sales (+ 18%) and operating profit (+ 23%) up strongly in all three Sectors
- Proposed net dividend of EUR 2.00, up 5.3%

Business progress

Net sales reached EUR 8 562 million in 2005, up 18% compared to 2004 (+25% in the 4th quarter). Sales increased in all three sectors: Pharmaceuticals +30%, Chemicals +14% and Plastics +13%.

REBIT (EUR 912 million) increased 23% compared to 2004 (+20% in the 4th quarter), giving an operating margin (REBIT on sales) of nearly 11%. Increases were recorded in all three Sectors: Pharmaceuticals +28%, Chemicals +58% and Plastics +4%.

Group net income reached EUR 816 million in 2005, surpassing by 51% the 2004 result (EUR 541 million).

Beyond the increase in operating profit (REBIT +23% in 2005), Group net income included a net capital gain on the sale of interests in the polyethylene activities to BP (EUR 472 million) and a negative balance of non-recurring items of EUR 357 million, consisting primarily of gains on the sales of buildings (EUR +135 million) and the recognition of provisions (EUR -432 million).

Net income of the Group (EUR million)



1000
800
600
400
200
0
494
430
541
816
2002
2003
2004
2005

Progress by Sector

1. Net sales by Sector (EUR million)

Total 2005 net sales = EUR 8 562 million

	2004	2005	2005/2004
Pharmaceuticals	1 745	2 270	+30%
Chemicals	2 433	2 785	+14%
Plastics	3 093	3 507	+13%
Total	**7 271**	**8 562**	**+18%**

2. REBIT by Sector (EUR million)

Total 2005 REBIT = EUR 912 million

	2004	2005	2005/2004
Pharmaceuticals	236	302	+28%
Chemicals	180	285	+58%
Plastics	374	389	+4%
Total *	**741**	**912**	**+23%**

* including non-allocated items: EUR -49 million in 2004 and EUR -64 million in 2005

Earnings in the **Chemicals Sector** (REBIT = EUR 285 million) were up 58% compared to 2004. Favorable markets throughout 2005 allowed the confirmation of price increases. This, together with strict cost control and buoyant sales volumes, enabled the Sector to restore its operating margin to 10% for the whole of 2005.

Plastics Sector earnings (REBIT = EUR 389 million) were up 4% compared to 2004, giving an operating margin of 11%. After declining gradually in the second quarter of 2005, vinyls margins improved from September onwards. Specialty Polymers, another major contributor to Group earnings, recorded 7% sales growth despite weak automotive and semiconductor markets. Start-up costs for new units and higher raw material prices prevented this increase in sales from translating into higher earnings.

The earnings figures for the **Pharmaceuticals Sector** include since August 1, 2005 the results of Fournier Pharma, amounting for the 5 months to sales of EUR 265 million and an operating profit (REBIT) of EUR 64 million. The performance of fenofibrate, Fournier Pharma's "blockbuster", was remarkable and more than met expectations. The Sector's 2005 sales increased 30% from 2004. Sales were up in all therapeutic areas and developed well in North

America and in emerging countries. Operating earnings amounted to EUR 302 million.

Comments on key figures

Non-recurring items for 2005 show a negative balance of EUR 357 million. They include in particular capital gains of EUR 135 million on the sale of buildings and the recognition of provisions of EUR 432 million, of which EUR 356 million for various risks in the pharmaceuticals area and the potential consequences of ongoing regulatory proceedings concerning competition in peroxides, and EUR 76 million for restructuring at various European and US sites.

Charges on net indebtedness amounted to EUR 85 million, down 4% from 2004, despite the payment at the end of July 2005 of EUR 1.2 billion to acquire Fournier Pharma.

Income taxes were EUR 153 million in 2005. This tax amount is not comparable with 2004 given the significant - and partly non-deductible - provisions recorded in 2005, and the EUR 63 million tax credit recognized in Germany in the third quarter of 2004.

With IFRS standard 5 becoming effective on January 1, 2005, results of discontinued operations are not reflected in a separate segment but are recorded as a net entry, below EBIT, with restatement of 2004. These results represent:

- In 2004, the net income related to the high-density polyethylene activities, the salt activities (transferred to Kali und Salz in July 2004), and the industrial foils activities, the divestiture of which the Group announced in 2005 (the rigid sheets being transferred to Ineos and other industrial film activities to Renolit for EUR 330 million);
- In 2005, the net capital gain (EUR 472 million) on the sale, on January 6, 2005, of the Group's American and European interests in the high-density polyethylene activities to BP, after the writing back of provisions no longer required, and the net income from the industrial films activities, not yet sold at the end of 2005.

Income from investments represents the annual dividends paid by Fortis and Sofina. In 2005, in addition to dividends from 2004 paid in the second quarter, this result was favorably influenced by Fortis's payment of an interim dividend in the third quarter.

The **net income of the Group** amounted to EUR 816 million. Net income per share in 2005 was EUR 9.51, compared to EUR 5.92 in 2004.

Depreciation and amortization amounted to EUR 464 million, up 3% from 2004.
Cash flow (net income + depreciation and amortization) was EUR 1.28 billion.

Cash flow (EUR million)


1400
1200
1000
800
600
400
200
0
1 048
859
990
1 280
2002
2003
2004
2005

Balance sheet

Shareholders' equity amounted to EUR 3 920 million at the end of 2005, up EUR 128 million from the end of 2004, following the redemption of EUR 800 million of preference shares issued by Solvay Finance Jersey and net income of EUR 816 million. Excluding minority interest shareholders' equity is up EUR 892 million.

The net indebtedness of the Group at the end of 2005 (EUR 1 680 million) was up EUR 885 million compared to December 31, 2004, following the payment of EUR 1.2 billion to acquire Fournier Pharma.

This has taken the **net debt to equity ratio** to 43%, down from a peak of 46% at the end of the third quarter of 2005, in line with the objective of not exceeding 45% on a long-term basis. Moody's and S&P confirmed their long- and short-term ratings for Solvay (A/A2 and A1/P1 respectively) after the acquisition of Fournier Pharma.

Expenditure on the future: Capital expenditures and Research and Development

Capital expenditures in 2005 amounted to EUR 1 930 million. EUR 1.2 billion of this amount was for the acquisition of Fournier Pharma.

Research and Development expenditures amounted to EUR 472 million. 70% of these were in the Pharmaceuticals Sector. This Sector's research effort in 2005, including Fournier Pharma from August 1, 2005, amounted to EUR 351 million (15% of sales).

2006 capital expenditures and R&D budgets have been set at EUR 872 million and EUR 555 million respectively. In 2006, the Pharmaceuticals Sector research budget will be increased to EUR 413 million (74% of R&D expenditure).

These investments evidence the Group's determination to continue its strategy of profitable and sustainable growth.

Expenditure on the future by Sector (EUR million)


14
79
28
351

R&D expenditure (EUR 472 million)

- Pharmaceuticals= 351
- Chemicals = 28
- Plastics= 79
- Corporate = 14


13
310
261
1 346

Capital expenditure (EUR 1930 million)

- Pharmaceuticals = 1 346
- Chemicals = 261
- Plastiques = 310
- Plastics = 13

SENSITIVITY TO ECONOMIC FACTORS

An amendment to Belgian legislation (Companies Code) issued in January 2006 requires a description of the principal risks to be included in the management report. For 2005, this analysis can be found in the different sections of the present annual report:
- provisions and Group policy with respect to insurance (see note 29 on provisions)
- management of foreign exchange and interest rate risks (see note 31 on derivative financial instruments)
- sensitivity to economic factors as presented below.

The Group takes various measures to reduce its sensitivity to external economic factors such as foreign exchange fluctuations and energy prices.

Foreign exchange fluctuations

Foreign exchange fluctuations, particularly of the US dollar, can affect earnings. In 2005 the average EUR / USD exchange rate remained unchanged. Nonetheless, the exchange rate at the end of 2005 was significantly different from that at the end of 2004. The geographic distribution of the Group's activities throughout the world enables it to diversify its currency risk. In many of its activities the Group produces and sells on local markets.

The Group's policy of hedging the EUR / USD exchange risk is based essentially on the principles of financing its activities in local currency, systematically covering transactional exchange risk at the time of invoicing (risks which are certain) and hedging budgeted foreign currency cash flows on certain of its activities.

The Group has also introduced an Average Rate Option, partially covering the conversion into EUR of a portion of earnings generated in the NAFTA zone.

(see also note 31: "Derivative financial instruments").

Energy situation

The Solvay Group is relatively well protected against sharp price fluctuations in certain energy sources. Solvay has a four-pronged energy policy of:
- long-term contracting (electricity in particular)
- having diversified and flexible primary energy sources,
- developing cogeneration plants,
- more recently, a combined cycle generation plant at Rosignano (Italy), providing savings on electricity transportation costs.

Over the past several years the Group has installed, alone or with third parties, a growing number of cogeneration units. In 2005 the group had around 900 MW of installed cogeneration capacity in 13 of its plants, including 12 in Europe, covering a considerable portion of its needs for steam.

2005 saw very sharp increases in fuel prices, in particular for gas. Here the Group's specific energy policy enabled it to limit the rise in its energy bill to well below that of market prices. The net energy bill for 2005 represents around 8% of sales.
It should also be noted that the impact of fluctuating energy costs varies considerably from one activity to another, with the Chemicals Sector being the most sensitive. Depending on each SBU's particular market conditions, price rises have been negotiated with our customers to offset these impacts.

In 2006 energy prices remain very high.

Raw materials

Sensitivity to raw materials prices varies from one activity to another. As with energy, the Group negotiates supply contracts for its raw materials, in particular ethylene, and passes on price variations when market conditions permit.

The Chemicals Sector is very highly integrated in terms of raw materials, with its own salt and limestone deposits (for soda ash, caustic soda and other products) and fluorspar mine (for fluorinated products), etc.

The Pharmaceuticals Sector produces most of the active ingredients needed for manufacturing the drugs in its portfolio.

In the Plastics Sector, the situation differs between Specialties and Vinyls. The vinyl activities are largely integrated in terms of chlorine but not for the ethylene needed for producing PVC. Fluctuations in the price of ethylene affect the margins of this activity to a greater or lesser extent depending on the market situation and the possibility of passing on these fluctuations in PVC sales prices. Specialties (Specialty Polymers and Inergy Automotive Systems), with their technology content and high added value, are less sensitive to raw materials prices. Fluorinated polymers enjoy a high degree of upstream integration, high performance polymers less so.

PARENT COMPANY RESULTS

EUR million	2004	2005
Net profit for the year available for distribution	226	387
Carried forward	347	363
Total available to the General Shareholders' Meeting	573	750
Allocations:		
Gross dividend	210	*221
Carried forward	363	*529
Total	**573**	**750**

* These amounts may increase slightly owing to the exercise of share options covered by earlier share purchases.

Comments

The company recorded a net current loss before taxes of EUR 23 million, compared with a profit of EUR 87 million in 2004. The net extraordinary gain was EUR 377 million as against EUR 151 million in 2004.

The reorganization of pharmaceutical activities with the Solvay group has produced major changes in the investments held by Solvay S.A. These movements have been recorded at market value as required by Belgian accounting law. The company has decided, however, to maintain its investment in its pharmaceutical holding company at the historical value of the contributed investments, so as not to excessively impact the parent company earnings with internal capital gains.

Taking into account a EUR 33 million tax credit (compared with a EUR 12 million tax charge in 2004), the net profit of Solvay S.A. in 2005 amounted to EUR 387 million, compared to EUR 226 million in 2004.

In the absence of transfers to untaxed reserves, net income of EUR 387 million is available for distribution (71% more than in 2004).

STATUTORY AUDITOR'S EXAMINATION OF THE ACCOUNTS

On June 3, 2004 the General Shareholders' Meeting appointed Deloitte as Statutory Auditor. The Statutory Auditor's report can be found on page 105. In 2005 Deloitte & Touche received additional fees of EUR 268 thousand.

Deloitte's fees in 2004 for all consolidated Group companies together amounted to
- account auditing fees
  EUR 4 184 thousand
- other auditing and other services
  EUR 420 thousand
- consulting and tax advice
  EUR 121 thousand

April 5, 2006

Errata to the Annual Report 2005, page 55

Expenditure on the future by Sector
(EUR million)


14
79
27
351

R&D expenditure
(EUR 472 million)

- Pharmaceuticals = 351
- Chemicals = 27
- Plastics = 79
- Unallocated = 14


13
17
293
261
1 346

Capital expenditure
(EUR 1 930 million)

- Pharmaceuticals = 1 346
- Chemicals = 261
- Plastics = 293
- Unallocated = 13
- Discontinued operations = 17

Financial Statements

The following financial statements were approved by the Board of Directors meeting on February 15, 2006. They have been drawn up in accordance with the IFRS valuation rules which are set out in the coming pages. Information on related parties required by IAS 24 can be found in the «Corporate governance» insert to the annual report.
The 2004 accounts have been restated in line with the new IFRS 5 on discontinued operations, which requires the earnings from these activities to be presented on a single line. Net income for 2004 remains unchanged.

Consolidated income statement (Notes 1-2)

EUR million	Notes	2004	**2005**
Net sales		7 271	8 562
Cost of goods sold		-4 777	-5 724
Gross margin	(3)	2 494	2 838
Commercial and administrative costs	(4)	-1 252	-1 417
Research and development costs	(5)	-408	-472
Other operating gains and losses	(6)	-52	-4
Other financial gains and losses	(7)	-41	-33
REBIT	(8)	741	912
Non-recurring items	(9)	-67	-357
EBIT		674	555
Charges on net indebtedness	(10)	-89	-85
Income taxes	(11)	-125	-153
Discontinued activities	(12)	66	476
Income from investments	(13)	15	23
Net income of the Group	(14)	541	816
Minority interests		-52	-27
Net income (Solvay share)		489	789
Earnings per share		5.92	9.51
Diluted earnings per share	(15)	5.90	9.46

RATIOS			
Gross margin as a% of sales		34.3	33.1
Times charges earned*		8.3	10.7
Income taxes / Earnings before taxes (%) **		20.8	31.0

* Times charges earned = REBIT / Charges on net indebtedness.
** Earnings before taxes = Group net income - income from discontinued operations + income taxes
Explanatory notes are found after the financial statements.

Consolidated cash flow statement

EUR million	Notes	2004	2005
Cash flow from operating activities		970	969
EBIT		674	555
Depreciation, amortization and impairments	(16)	449	464
Changes in working capital		-131	59
Changes in provisions	(17)	154	310
Income taxes paid		-114	-236(1)
Other	(18)	-62	-183
Cash flow from investing activities		-310	-692
Acquisition / sale of investments	(19)	100	-211
Acquisition / sale of assets	(19)	-431	-505
Income from investments		15	23
Changes in financial receivables		16	-7
Effect of changes in method of consolidation		-10	8
Cash flow from financing activities		-445	-1 262
Variation of capital (increase / decrease)	(20)	-4	-803
Acquisition / sale of own shares	(21)	-3	-9
Changes in borrowings		-123	-144
Charges on net indebtedness		-91	-89
Dividends	(22)	-224	-217
Net change in cash and cash equivalents		215	-985
Currency translation differences		-15	36
Opening cash balance		1 206	1 406
Ending cash balance	(30)	1 406	457(2)

(1) Taxes paid for 2005 include, as well as income taxes on consolidated profits, income taxes relating to discontinued operations.
(2) Including EUR 3 and 8 million of cash and cash equivalents from discontinued operations in 2004 and 2005, leaving EUR 1 403 and EUR 449 million of cash and cash receivables on the balance sheet.
Explanatory notes are found after the financial statements.

Consolidated balance sheet

EUR million	Notes	2004	2005
ASSETS			
Non-current assets		4 979	7 051
Intangible assets	(23)	219	770
Goodwill	(24)	142	1 079
Tangible assets	(25)	3 331	3 784
Other investments	(26)	590	706
Deferred tax assets	(11)	556	510
Financial receivables and other non-current assets		141	202
Current assets		5 058	4 189
Inventories	(27)	1 057	1 162
Trade receivables	(28)	1 369	1 703
Income tax receivable		115	143
Other receivables		359	427
Cash and cash equivalents	(30)	1 403	449
Assets held for sale	(12)	755	305
Total de l'actif		**10 037**	**11 240**
EQUITY & LIABILITIES			
Shareholders' equity		3 792	3 920
Capital and Reserves		2 882	3 774
Minority interests		910	146
Non-current liabilities		3 785	3 496
Long-term provisions	(29)	1 769	2 310
Deferred tax liabilities	(11)	131	154
Long-term financial debt	(30) (31)	1 849	984
Other non-current liabilities		36	48
Current liabilities		2 460	3 824
Short-term provisions	(29)	180	209
Short-term financial debt	(30) (31)	349	1 145
Trade liabilities		991	1 278
Income tax payable		141	161
Other current liabilities	(32)	636	883
Liabilities associated with assets held for sale	(12)	163	148
Total equity & liabilities		**10 037**	**11 240**

RATIOS		
Return on equity (ROE)	14.6	21.8
Net debt to equity ratio	20.9	42.9

ROE = net income of the Group / total equity before direct allocation to equity.
Net debt to equity ratio = net debt / total equity.
Net debt = short and long-term financial debt less cash and cash equivalents.
Explanatory notes are found after the financial statements.

Statement of changes in equity

EUR million	Capital	Issue premiums	Reserves	Own shares	Currency translation differences	Direct allocations to equity	Capital and reserves	Minority interests	Total shareholders' equity
Balance at 31/12/2003	1 269	14	1 864	-119	-422	35	2 641	869	3 510
Net profit for the period			489				489	52	541
Dividends			-198				-198	-30	-228
Currency translation differences					-85		-85	-4	-89
Acquisitions/sale of own shares				-3			-3		-3
Net gains and losses not recognized in the income statement						46	46		46
Issue of share capital							0		0
Other			-8				-8	23	15
Balance at 31/12/2004	1 269	14	2 147	-122	-507	81	2 882	910	3 792
Net profit for the period			789				789	27	816
Cost of share options			4				4		4
Dividends			-210				-210	-7	-217
Currency translation differences					224		224	19	243
Acquisitions/sale of own shares				-9			-9		-9
Net gains and losses not recognized in the income statement						98	98		98
Issue of share capital	1	4					5		5
Other			-9				-9	-803	-812
Balance at 31/12/2005	1 270	18	2 721	-131	-283	179	3 774	146	3 920

The closing balance sheet exchange rate for the US dollar fell from 1.3621 at the end of 2004 to 1.1797 at the end of 2005. The stronger dollar is the main reason for the reduction in negative currency translation differences in equity from EUR 507 million to EUR 283 million, with a positive impact of EUR 224 million on the 2005 figures.

Gains and losses not recognized in the income statement reflect the marking to market of derivative financial instruments and listed securities. The variation in 2005 was EUR 98 million positive as a result of the rising stock market prices of our investments in Fortis and Sofina.

Minority interests fell by EUR 764 million following the redemption in 2005 of the EUR 800 million of preferred shares subscribed by the banks at the time of the Ausimont acquisition at the end of 2001.

Gains and losses not recognized in the income statement consist of EUR 185 million in respect of listed shares ("securities available for sale") in IFRS and EUR - 6 million for interest rate swaps.
Information on the dividend proposed to the Annual General Meeting of shareholders can be found on page 110.
The table below shows the number of shares:

	number of shares (in thousands) [1]
Shares issued and fully paid in at 1/1/2005	84 623
Capital increase	73
Shares issued and fully paid in at 31/12/2005	84 696
Own shares held by Solvay S.A. at 31/12/2005	1 903
Shares authorized but not yet issued	5
Par value (per share)	15 EUR/share

(1) See also the consolidated data per share on page 110.

IFRS valuation rules

The main accounting policies used in preparing these consolidated financial statements are set out below:

1. Accounting system

The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS).

The Group has not applied in advance any standards and interpretations issued prior to the approval date of the accounts and which become mandatory only after December 31, 2005.
Application of IFRS 7 "Financial Instruments – Disclosures", which comes into effect from 2007 onwards, will require changes to the information given in the notes on financial instruments.
Adoption of these new standards and interpretations in subsequent years should not significantly impact the consolidated financial accounts.

The Group has adopted those international accounting standards which have been revised as part of the IASB improvement project and which apply from January 1, 2005 onwards (IAS 1, IAS 2, IAS 8, IAS 10, IAS 16, IAS 17, IAS 21, IAS 24, IAS 27, IAS 28, IAS 31, IAS 32, IAS 33, IAS 36, IAS 38 and IAS 39). These standards have not significantly impacted the current account period or the comparative one.

The Group has adopted the following new standards:
- IFRS 2 "Share-based payment"
- IFRS 3 "Business combinations"
- IFRS 5 "Non-current assets held for sale and discontinued operations".

The financial statements also include all the information required by the 4th and 7th European directives.

2. Consolidation

Companies controlled by the Group (i.e. in which the Group has, directly, or indirectly, an interest of more than one half of the voting rights or is able to exercise control over the operations) have been fully consolidated. Separate disclosure is made of minority interests.

All significant transactions between Group companies have been eliminated on consolidation.
Companies over which the Group exercises joint control with a limited number of partners (joint ventures) are consolidated using the proportionate consolidation method.
Investments in companies over which the Group exercises significant influence, but which it does not control, are accounted for using the equity method.

3. Goodwill

Goodwill represents the difference between the cost of acquisition and the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or joint venture, at the acquisition date.

Positive goodwill is not amortized, but tested at least annually for impairment. Any negative goodwill is immediately credited to the income statement.

4. Foreign currencies

Foreign currency transactions by Group companies are recorded initially at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in such currencies are then re-translated at the exchange rates prevailing at the end of the accounting period with resulting profits and losses recorded in the income statement for the period.

Assets and liabilities of foreign entities included in the consolidation are translated into EUR at the exchange rates prevailing at the end of the accounting period. Income statement items are converted into EUR at the average exchange rates for the period. The resulting translation differences are transferred to the equity item "currency translation differences".
The main exchange rates used are:

		Year-end rate		Average rate	
		2004	**2005**	2004	**2005**
1 Euro =					
Pound sterling	GBP	0.7051	0.6853	0.6786	0.6838
US Dollar	USD	1.3621	1.1797	1.2437	1.2438
Argentinian Peso	ARS	4.0506	3.5731	3.6637	3.6362
Brazilian Real	BRL	3.6177	2.7446	3.6338	3.0367
Thai Baht	THB	53.0000	48.4369	50.0654	50.0668
Japanese Yen	JPY	139.6500	138.9001	134.4093	136.8686

5. Retirement benefit costs

The Group operates a number of defined benefit and defined contribution retirement benefit plans. Payments to defined contribution retirement benefit plans are charged as an expense as they fall due.
The Group's commitments under defined benefits plans, and the related costs, are valued using the "projected unit credit method" in order to determine the present value of the obligation at closing date.

The amount recorded in the balance sheet represents the present value of the defined benefit obligations, adjusted for actuarial differences, for unrecognized past services costs and for the fair value of external plan assets, limited in the case of a surplus to the present value of available refunds and/or reductions in future contributions.

Actuarial differences exceeding the higher of 10% of the present value of the retirement benefit obligations and 10% of the fair value of the assets of the external plan assets at balance sheet closing date are amortized over the expected average remaining working life of the participating employees.

6. Income taxes

Income taxes on profits for the period include both current and deferred taxes. They are recorded in the income statement except where they relate to items recorded directly in equity, in which case they too are recorded in equity.
Current taxes are taxes payable on the taxable profit for the period, calculated at the tax rates prevailing at the balance sheet closing date, as well as adjustments relating to previous periods.
Deferred tax assets and liabilities are required to be measured at the tax rates that are expected to apply to the financial year in which the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.
Deferred tax liabilities relating to subsidiaries' profits that the Group does not intend distributing in the foreseeable future are not accounted for.
Deferred tax assets are recognized only where taxable profits are likely to be realized, against which the deferred tax assets will be imputed.

7. Tangible and intangible assets

Tangible and intangible assets are carried at their historical cost less depreciation/amortization.
Depreciation/amortization is included in the income statement under cost of goods sold, commercial and administrative costs, and in R&D costs.

Depreciation/amortization is calculated on a straight-line basis, according to the useful life listed below:

Buildings	30 years
IT equipment	3 - 5 years
Machinery and equipment	10 - 20 years
Transportation equipment	5 - 20 years
Patents and trademarks	5 - 20 years

Assets held under finance leases are initially recognized as assets at the lower of their fair value or the present value of the minimum lease payments related to the contracts. The corresponding liability is included in financial debts. Financial charges, representing the difference between the full amount of the lease obligations and the fair value of the assets acquired, are charged to the income statement over the duration of the contract.

Borrowing costs directly attributable to the acquisition, construction or production of an asset requiring a long preparation period are added to the cost of this asset until it is ready for use.

Grants for the purchase of assets are recorded net of the value of these assets.

8. Research and Development costs

Research costs are charged in the period in which they are incurred.
Development costs are capitalized if, and only if all the following conditions are fulfilled:
- the product or process is clearly defined and the related costs are measured reliably and can be separately identified;
- the technical feasibility of the product has been demonstrated;
- the product or process will be placed on the market or used internally;
- the assets will generate future economic benefits (a potential market exists for the product or, where it is to be used internally, its future utility is demonstrated);
- the technical, financial and other resources required to complete the project are available.
  The capitalized development costs are amortized on a straight-line basis over their useful lives.
- the technical, financial and other resources required to complete the project are available.

The capitalized development costs are amortized on a straight-line basis over their useful lives.

9. Impairment

Every year the Group carries out impairment tests on goodwill. At each balance sheet date, the Group reviews the carrying amounts of investments and tangible and intangible assets to determine whether there is any indication that any of these assets might have suffered a reduction in value. Where such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The recoverable amount is the higher of the fair value less costs to sell the asset and its value in use. The value in use is the net present value of the estimated future cash flows from the use of an asset. The recoverable amount is calculated at the level of the cash-generating unit to which the asset belongs. Where the recoverable amount is below the carrying amount, the latter is reduced to the recoverable amount. This impairment is immediately charged to the income statement as a non-recurring item. Where a previously recorded impairment no longer exists, the carrying amount is partially or totally re-established through non-recurring items, except in the case of goodwill, where the write-down cannot be reversed.

10. Inventories

Inventories are stated at the lower of purchasing cost (raw materials and merchandise) or production cost (work in progress and finished goods) and net realizable value. Net realizable value represents the estimated selling price, less all estimated costs of making the product ready for sale, including marketing, selling and distribution costs. Inventories are generally valued by the weighted average cost method. Cost of inventories includes the purchase, conversion and other costs incurred to bring the inventories to their present location and condition.

11. Financial instruments

- Trade receivables
Trade receivables are stated at their nominal value less estimated non-recoverable amounts.

- Listed financial investments
Listed financial investments not considered as trading assets (securities available for sale according to IAS 39) are valued at the stock market price on each closing date. Unrealized profits and losses are recorded directly to equity.
When such assets are sold, any profit or loss already taken into equity is then included in the net income for the period.

- Bank borrowings
Bank loans and overdrafts are accounted for in the amount of the net proceeds received. Financial charges, including any settlement or redemption premiums, are charged over the term of the facility.

- Trade liabilities
Trade liabilities are stated at their nominal value.

- Derivative financial instruments
Derivative financial instruments are initially recorded at cost and re-measured to their fair value at every closing date. Changes in fair value linked to designated and effective cash flow hedges are recognized immediately in equity. Changes in fair value not linked to cash flow hedging operations are recorded in the income statement.

- Cash and cash equivalents
The cash and cash equivalents heading consists of cash and sight deposits, short-term deposits (under 3 months) and highly liquid investments which are easily convertible into a known cash amount and where the risk of a change in value is negligible.

12. Provisions

A provision is set up whenever the Group has a legal or implicit obligation at the balance sheet date:
- resulting from a past event and
- which is likely to result in charges and
- where the amount of such charges can be reliably estimated.

Commitments resulting from restructuring plans are recognized at the time these plans are announced to the persons concerned.

13. Segment information

Segment information is produced according to two distinct criteria: a primary criterion based on the Group's Sectors of activity, and a secondary criterion based on the main geographical regions.

14. Revenue recognition

A revenue is recognized once it is probable that it will be acquired and its amount can be reliably measured.

Net sales consist of sales to third parties, less trade discounts. They are recognized when the significant risks and rewards attached to the ownership of the goods are transferred to the buyer.

Dividends are recorded in the income statement when declared by the Shareholders' Meeting of the distributing company.

Interest income is recognized pro rata temporis based on the effective yield of the investment.

15. Assets held for sale

Assets held for sale are measured at the lower of carrying amount and fair value less costs to sell. Assets are classified as "held for sale" where the sale is highly probable, with a formal commitment by senior management.

16. Share options

Under the transitional provisions, IFRS 2 has been applied to all share options granted after November 7, 2002 which were not yet exercisable at January 1, 2005.

Share options are measured at their fair value at the date of grant. This fair value is assessed using the Black & Scholes option pricing model and is expensed on a straight-line basis over the vesting period of these rights, taking into account an estimate of the number of options that will eventually vest.

17. Accounting for CO_2 emission rights

CO_2 emission rights are accounted for based on IAS 38 (intangible assets), IAS 37 (provisions) and IAS 20 (government grants).
Emission rights which have been granted free of charge are accounted for as intangible assets at a symbolic EUR 1 to the extent that they are 100% subsidized, with a balancing entry in deferred income in the same amount.

To the extent that the rights granted to the Group for 2005-2007 exceed the expected actual emission, no obligation exists, and no provision needs to be recorded.

Notes to the financial statements

The notes below are cross-referenced to the summary consolidated financial statements.

Consolidated income statement

(1) Financial data by Business Sector

Until 2004 the Group was organized into 4 operating Sectors: Pharmaceuticals, Chemicals, Plastics and Processing. In 2005 the Plastics and Processing Sectors were merged by decision of the Board of Directors.

These sectors form the basis for the reporting by primary segments.

Information by primary segment for 2004 has been restated to reflect the new presentation of discontinued operations and the inclusion of the foils activity among these:

2004 EUR million

Income statement items	Pharmaceuticals	Chemicals	Plastics	Unallocated	Consolidated	Discontinued operations
Net sales	1 745	2 692	3 318	0	7 755	606
- Inter-segment sales[1]	0	-259	-225	0	-484	0
External sales	1 745	2 433	3 093	0	7 271	606
Gross margin	1 336	428	730	0	2 494	110
REBIT	236	180	374	-49	741	48
Non-recurring items	-9	-44	-17	3	-67	34
EBIT	227	136	357	-46	674	82

Cash flow items	Pharmaceuticals	Chemicals	Plastics	Unallocated	Consolidated	Discontinued operations
EBIT	227	136	357	-46	674	82
Recurrent depreciation and amortization	63	157	169	16	405	21
Impairments	2	17	2	2	23	0
Changes in provisions and other non-cash items	23	-13	96	10	116	-106
Changes in working capital	0	-54	-146	76	-124	-7
Cash flow from operating activities before taxes	315	243	478	58	1 094	-10
Capital expenditures	150	165	217	15	547	17

Balance sheet and other items	Pharmaceuticals	Chemicals	Plastics	Unallocated	Consolidated	Discontinued operations
Investments[2]	755	1 651	1 433	537	4 376	566
Working capital[3]	352	422	509	-64	1 219	92
Provisions	280	723	262	684	1 949	75
Headcount at Jan. 1 of following year	7 988	8 594	8 702	1 642	26 926	2 374

1 Inter-segment transfer prices are based on market prices.
2 Non-current assets with the exception of deferred tax assets and other long-term assets.
3 Short-term assets and liabilities and other non-current assets and liabilities, with the exception of dividends payable.

Information per primary segment for 2005 is presented below:

2005 EUR million

Income statement items	Pharmaceuticals	Chemicals	Plastics	Unallocated	Consolidated	Discontinued operations
Net sales	2 270	3 034	3 848	0	9 152	491
- Inter-segment sales[1]	0	-249	-341	0	-590	0
External sales	2 270	2 785	3 507	0	8 562	491
Gross margin	1 564	514	760	0	2 838	85
REBIT	302	285	389	-64	912	22
Non-recurring items	-78	-30	-1	-248	-357	524
EBIT	224	255	388	-312	555	546

Cash flow items	Pharmaceuticals	Chemicals	Plastics	Unallocated	Consolidated	Discontinued operations
EBIT	224	255	388	-312	555	546
Recurrent depreciation and amortization	74	163	177	13	427	17
Impairments	13	10	-3	0	20	0
Changes in provisions and other non-cash items	-21	-35	-13	188	119	-538
Changes in working capital	80	-15	-6	-9	50	9
Cash flow from operating activities before taxes	370	378	543	-120	1 171	34
Capital expenditure	1 346	261	293	13	1 913	17

Balance sheet and other items	Pharmaceuticals	Chemicals	Plastics	Unallocated	Consolidated	Discontinued operations
Investments[2]	2 505	1 993	1 858	97	6 453	130
Working capital[3]	255	451	548	-57	1 197	78
Provisions	450	711	274	1 084	2 519	67
Headcount at Jan. 1 of following year	10 004	8 721	8 474	1 531	28 730	2 086

1 Inter-segment transfer prices are based on market prices.
2 Non-current assets with the exception of deferred tax assets and other long-term assets.
3 Short-term assets and liabilities and other non-current assets and liabilities, with the exception of dividends payable.

In 2004 discontinued operations included the salt activity (REBIT of EUR 12 million plus a capital gain of EUR 33 million on the sale of this activity), the industrial foils activity (REBIT of EUR 24 million) and the high density polyethylene activity (REBIT of EUR 12 million).

In 2005 discontinued operations include the capital gain on the sale of the high density polyethylene activity to BP and the earnings of the industrial foils activity.

It should be noted that in the income statement and balance sheet, discontinued operations appear on separate lines in 2004 and 2005. In the cash flow statement, on the other hand, discontinued operations are included in all flows, with the exception of EBIT.

(2) Financial data by region

These data do not include discontinued operations.

Group sales by market location are as follows:

EUR million	2004	%	2005	%
Europe	4 254	59%	4 772	56%
Nafta	1 779	24%	2 200	26%
Mercosur	485	7%	663	8%
Asia-Pacific and other	753	10%	927	10%
Total	7 271	100%	8 562	100%

Invested capital and capital expenditure by geographical segment are shown below.

	Invested capital*				Capital expenditure			
EUR million	2004	%	2005	%	2004	%	2005	%
Europe	4 112	73%	5 640	74%	435	80%	1 739	91%
Nafta	1 215	22%	1 432	19%	64	12%	93	5%
Mercosur	253	5%	380	5%	35	6%	59	3%
Asia-Pacific and other	15	0%	198	2%	13	2%	22	1%
Total	**5 595**	**100%**	**7 650**	**100%**	**547**	**100%**	**1 913**	**100%**

* Invested capital includes the non-current assets and working capital as defined in the financial data per Sector above.

(3) Gross margin

Expressed as a percentage of sales, gross margin rose from 34.3% in 2004 to 33.1% in 2005.

(4) Commercial and administrative costs

The Group's commercial and administrative costs rose 13.2% between 2004 and 2005. This increase is spread across all three Sectors: Chemicals (2.7%), Plastics (5.2%) and Pharmaceuticals (17.7%). The main reason for the increase in the Pharmaceuticals Sector is the entry of the Fournier group into the Solvay group. Without this entry, the increase would have been just 5.2%.

(5) Research and development costs

These have increased by 15.6% on last year.

Research and development costs are up in all three Sectors: Chemicals (2.6%), Plastics (13.1%) and Pharmaceuticals (19.4%). As with commercial and administrative costs, the main reason for the increase in the Pharmaceuticals Sector is the entry into the group of Fournier. Without this entry, the increase would have been 8.1%.

(6) Other operating gains and losses

EUR million	2004	2005
Start-up, formation and preliminary study costs	-8	-9
Cost of closures and demolitions	-13	-11
Costs of trials and experiments	-4	-4
Amortization of goodwill	-16	0
Miscellaneous gains and losses	-11	20
Other operating gains and losses	-52	-4

Start-up, formation and preliminary study costs, as well as closure and demolition costs and the costs of trials and experiments, remained stable at 2004 levels.

From the start of 2005, goodwill is no longer amortized. This has reduced other operating losses by EUR 16 million.

The miscellaneous gains and losses item includes restructuring charges, which are stable compared with 2004, increased earnings from the sale of underground cavities in Germany (EUR 25 million versus EUR 15 million) and a EUR 23 million gain in the Netherlands following a change in the medical coverage system for retired employees (see note 29).

(7) Other financial gains and losses

EUR million	2004	2005
Cost of discounting provisions	-60	-52
Income from investments allocated by segment and interest on external financial receivables	14	9
Net foreign exchange gains and losses	0	4
Other	5	6
Other financial gains and losses	-41	-33

The item, with a negative balance, is down EUR 8 million from 2004, owing essentially to the lower cost of discounting provisions. This is because the expected returns on plan assets are higher in 2005 than in 2004.

(8) REBIT

REBIT (recurring EBIT) is equal to current operating earnings, i.e. excluding non-recurring earnings. This item increased by 23%.

(9) Non-recurring items

These are non-recurring earnings, stated prior to any income tax impact.

Non-recurring items break down as follows:

EUR million	2004	2005
Non-recurring depreciation and amortization	-23	-20
Other expenses and income	-44	-337
Non-recurring items	-67	-357

The non-recurring depreciation and amortization of EUR 20 million consists of writedowns on intangible assets and impairments relating to plant restructurings and closings, in particular in the United States, Asia and Europe. Other non-recurring items produce a net charge of EUR 337 million. Income includes EUR 135 million of capital gains, mainly on the sale of headquarters buildings in France, Italy and Spain. Expenses include EUR 356 million of provisions for risks relating to our pharmaceuticals activity, more particularly in the field of female hormone therapy and the estimated financial consequences of US and European legal proceedings relating to the respecting of competition rules in the peroxides area prior to 2001.

The remaining expenses relate mainly to redundancy schemes and the miscellaneous costs of site restructurings and closures in Europe, the United States and Asia.

(10) Charges on net indebtedness

EUR million	2004	2005
Cost of borrowings	-119	-120
Interest on lending and short-term deposits	34	36
Other	-4	-1
Charges on net indebtedness	-89	-85

Charges on net indebtedness have decreased from EUR 89 million in 2004 to EUR 85 million in 2005. Average net indebtedness remains unchanged at around EUR 1 200 million. This fall reflects higher income from cash and cash equivalents (including swap earnings), despite a slight fall of around EUR 150 million in the average treasury position following the use of available cash and cash equivalents in July to finance the acquisition of the Fournier group. This development is linked mainly to higher interest rates, in particular for USD, in which a significant portion of excess cash is held.

(11) Income taxes

Tax charges on income

As is right and proper, the tax charges on income do not include taxes on discontinued operations. 2004 data have been restated to permit comparison.

Components of the tax charge

The tax charge on income consists of current tax and deferred tax.
Current tax represents the tax paid or payable (recovered or recoverable) in respect of the taxable profit (tax loss) for the past year, as well as any adjustments to tax paid or payable (recovered or recoverable) in relation to previous years. Deferred tax represents the tax which will be owed (or recovered) during future years, but which has already been recognized during the past year, and which corresponds to the variation in the deferred tax items recorded in the balance sheet (see below).
The deferred tax charge referring to items accounted for under shareholders' equity is also recorded in this latter item.

The tax charge breaks down as follows:

EUR million	2004	2005
Current taxes related to current year	-160	-172
Current taxes related to prior years	-17	29
Deferred income tax before valuation allowance	16	7
Valuation allowance on deferred tax assets (-/+)	32	-17
Tax effect of changes in the nominal tax rates on deferred taxes	4	0
Total	**-125**	**-153**

EUR million	2004	2005
Income tax on items allocated directly to equity	13	2
Total	**13**	**2**

Reconciliation of the tax charge

The effective tax charge has been reconciled with the theoretical tax charge obtained by applying to the pre-tax profit of each Group entity the nominal tax rate prevailing in the country in which it operates.

EUR Million	2004	**2005**
Profit before income taxes	600	493 (1)
Reconciliation of the tax charge		
Total tax charge of the Group entities computed on the basis of the respective local nominal rates	-204	-150
Weighted average nominal rate	34 %	30 %
Tax effect of non-deductible expenses	-75	-112
Tax effect of tax-exempt revenues	127	98
Tax effect of changes in tax rates	4	0
Tax effect of current and deferred tax adjustments related to prior years	-9	28
Valuation allowance on deferred tax assets	32	-17
Effective tax charge	**-125**	**-153**

(1) Profit before income taxes = Net income of the Group - net income from discontinued operations + income taxes.

Analysis of the past year's tax charge

The Group's effective tax rate is higher than the weighted average nominal rate, having been negatively influenced by the provision for non tax-deductible charges. In 2004 the same figure was favorably influenced by the recognition of EUR 63 million deferred tax asset in Germany.

Deferred taxes on the balance sheet

Deferred tax assets and liabilities are recorded in the balance sheet in respect of temporary differences arising from the fact that the tax authorities apply different rules when assessing assets and liabilities than those used for drawing up annual accounts. Variations occurring during the year in the deferred taxes recorded in the balance sheet are taken into income, except where they relate to items that are recorded directly in shareholders' equity (cf. above).

Deferred taxes are calculated based on the prevailing tax rates, or where they have been changed, at the enacted rates that are expected to apply at the time of recording the taxes payable (or recoverable) in the statutory accounts.

Deferred tax assets are written down to the extent that it appears unlikely, in the light of expected future tax situations, that they will in the future generate either a reduction in the tax base or tax credits.

Unless a dividend payment is planned, no deferred tax is calculated on the undistributed profits of subsidiaries as these profits are, as a general rule, reinvested locally.

The deferred taxes recorded in the balance sheet fall into the following categories:

	Deferred tax assets		Deferred tax fiabilies	
EUR million	2004	2005	2004	2005
Employee benefits obligations	211	239		
Provisions other than employee benefits	173	250		
Tax losses	364	379		
Tax credits	58	54		
Depreciation of tangible assets and amortization of intangible assets	393	386	-374	-514 (1)
Development costs			-4	-1
Other	143	159	-210	-250
Total	**1 342**	**1 467**	**-588**	**-765**
Valuation allowance on deferred tax assets	-329	-346		
Offset	-457	-611	457	611
Total	**556**	**510**	**-131**	**-154**

(1) Increase in deferred liabilities due to the acqusition of companies in 2005

Other information

All the Group's tax loss carryforwards have generated deferred tax assets, on certain of which valuation allowances have been recorded. These tax loss carryforwards are given below by expiry date.

EUR million	2004	2005
Within 1 year	2	43
Within 2 years	41	49
Within 3 years	72	1
Within 4 years	47	24
Within 5 or more years	147	117
No time limit	902	1 019

(12) Discontinued operations

With the coming into effect of IFRS 5 at the beginning of 2005, net earnings from discontinued operations are required to be presented on a single line in the income statement.

In 2004 this item consisted of the operating earnings of the salt activity (EUR 11 million before and after income tax), industrial foils (EUR 23 million pre-tax and EUR 20 million after income tax) and high density polyethylene (EUR 2 million before and after income tax). It also includes the capital gain on the sale of the salt activity (EUR 33 million before and after income tax).

In 2005 this item consists of the capital gain on the sale of the high density polyethylene activity (EUR 532 million before tax and EUR 472 million after income tax) and the net profit of the industrial foils activity (EUR 9 million pre-tax and EUR 4 million after income tax).

Further details on discontinued activities are given in the segment reporting in note (1).

The industrial foils activity covers the production, marketing and distribution of plastic sheets and foils. This activity, which is part of the Plastics Sector, will be sold to Renolit AG in 2006.

Discontinued operations are reported in the balance sheet under "assets held for sale" and "liabilities associated with assets held for sale". Assets held for sale have fallen sharply in 2005 as at the end of 2004 they included the high density polyethylene activity, accounted for by the equity method (EUR 293 million), which was sold to BP in early 2005.

(13) Income from investments

Income from investments consists of the dividends received from Fortis and Sofina. These rose by EUR 8 million following the payment of an interim dividend by Fortis.

(14) Group net income

Net income rose by 51% from EUR 541 million in 2004 to the new record level of EUR 816 million in 2004. Minority interest at EUR 27 million is down sharply on the 2004 figure of EUR 52 million, which included a EUR 24 million preference dividend paid to the banks that subscribed to the preference shares in Solvay Finance Jersey Ltd as part of the financing of the Ausimont acquisition.

Following the exercise of Solvay's option to sell it to BP, the high density polyethylene activity was completely written out of the Group's accounts on January 6, 2005. The preference capital of Solvay Finance Jersey Ltd was redeemed simultaneously with this sale, and no further preference dividend was paid in 2005.

(15) Diluted earnings per share

The diluted earnings per share is obtained by dividing net income by the number of shares, increased by the number of potentially diluting shares attached to the issue of warrants and share options.
Full data per share can be found on page 110.

Consolidated cash flow statement

(16) Depreciation, amortization and impairments

Depreciation, amortization and impairments (both recurring and non-recurring) rose by EUR 15 million, owing to the acquisition of the Fournier group, which recorded EUR 17 million of such items during the last 5 months of 2005.

(17) Variation in provisions

The EUR 310 million net increase reflects mainly major provisions set up during the year (EUR 356 million) to cover litigation in the field of female hormone therapy and the estimated financial consequences of ongoing US and European legal proceedings relating to the respecting of competition rules in the peroxides area prior to 2001.

Excess provisions were also reversed during the year, in particular provisions set up in the Netherlands for the complementary post-retirement health care plan. Other provisions also served to settle legal disputes.

(18) Other

This item consists essentially of earnings from the sales of tangible and intangible assets and investments, the proceeds from which are recorded in cash flow from investing activities.

(19) Acquisition / sale of assets and investments

2004 EUR million	Acquisitions	Disposals	Total
Investments	-71	171	100
Tangible/intangible assets	-493	62	-431
Total	**-564**	**233**	**-331**

2005 Millions EUR	Acquisitions	Disposals	Total
Investments	-1 342	1 131	-211
Tangible/intangible assets	-589	84	-505
Total	**-1 931**	**1 215**	**-716**

Acquisitions of assets and investments rose sharply in 2005 to EUR 1 931 million (2004: EUR 564 million) with the acquisitions of Fournier (EUR 1 183 million), Neopharma (EUR 68 million) and Girindus (EUR 32 million). The remaining acquisitions consist of increased holdings in certain consolidated companies and purchases of investments which are individually not significant.

Income from the sale of assets and investments rose sharply in 2005 to EUR 1 215 million, mainly from the sale of our high density polyethylene investments to BP (EUR 1 021 million). This investment was recorded by the equity method in 2004 and is therefore not included in the «Disposals of subsidiaries" table below.

The acquisitions and disposals of investments relate to the Group's consolidated subsidiaries, to investments accounted for by the equity method and to unconsolidated investments (those that the Group does not control and those which do not reach the threshold of materiality for inclusion in the consolidation).

Acquisitions and disposals of consolidated subsidiaries in 2004 and 2005 are set out in the tables below:

Disposals of subsidiaries

EUR million	2004	2005
Non-current assets	73	19
Current assets	41	44
Non-current liabilities	30	6
Current liabililties	21	38
Net assets	63	19
Gain (loss) on disposal	48	71
Total consideration received[1]	111	90
bank balances and cash disposed of	-2	0
net cash inflow on disposal	109	90

1 not including any deferred payment

Acquisitions of subsidiaries

EUR million	2004	2005
Non-current assets	5	739
Current assets	4	475
Non-current liabilities	1	260
Current liabilities	2	371
Third party net assets		6
Net assets	6	577
Goodwill	5	890
Total consideration paid [1]	11	1 467
Bank balances and cash acquired	-1	-184
Net cash outlay on acquisition	10	1 283

The companies acquired are:

Fournier Pharma

On July 28, 2005 the Solvay group purchased 100% of the capital of Fournier Pharma, a company specializing in the treatment of cardiometabolic disorders, for a net cash outlay of EUR 1 183 million. Fournier Pharma consists of 31 legal entities, 14 of which are consolidated according to the materiality principle described under "2005 consolidation scope".

The Fournier acquisition was initially accounted for on a provisional basis, as not all information was available at that time. Corrections were made at the year-end closing date.

The net assets acquired in the transaction and the resulting goodwill are:

EUR million	Carrying amount before acquisition	Fair value adjustments	**Total**
Intangible assets	23	449	472
Tangible assets	81		81
Other investments	6		6
Deferred tax assets	18		18
Financial receivables and other non-current assets	17		17
Non-current assets	145	449	594
Current assets other than cash and cash equivalents	277		277
Cash and cash equivalents	178		178
Current assets	455	0	455
Long-term provisions	33		33
Deferred tax liabilities	7	60	67
Long-term financial debt	10		10
Non-current liabilities	50	60	110
Current liabilities	288	15	303
Net assets	262	374	636
Goodwill			874
Anticipated milestones and earn-outs [1]			-149
Price paid at 31/12/2005			1 361
Bank balances and cash acquired			-178
Net cash outlay on acquisition			1 183

[1]Additional milestones (up to EUR 290 million) and earn-out payments will be paid upon reaching certain sales targets. These will be considered as an adjustment to the acquisition prices and capitalized as goodwill. In 2005, EUR 25 million of milestones and EUR 24 million of earn-outs are already recognized under other debts of the Group, and EUR 100 million of milestones considered highly probable are included in provisions.

The residual goodwill generated by the transaction represents essentially future synergies.
Fournier Pharma contributed EUR 265 million of Group sales and EUR 64 million of REBIT from August 1 to December 31. Sales and REBIT for 2005 as a whole are not available since, prior to the acquisition, Fournier Pharma's accounts were kept according to French accounting standards.

Neopharma

On January 19, 2005 the Solvay group purchased 100% of the capital of Neopharma AG, a company active in Sweden in pharmaceutical systems and preparations under the DUODOPA® trademark for treating advanced stage Parkinson's disease. The net cash outlay was EUR 68 million.

The net assets acquired in the transaction and the resulting goodwill are:

EUR million	Carrying amount before acquisition	Fair value adjustments	Total
Intangible assets		95	95
Deferred tax assets		3	3
Non-current assets	0	98	98
Current assets other than cash and cash equivalents	1		1
Cash and cash equivalents	4		4
Current assets	5	0	5
Deferred tax liabilities		26	26
Non-current liabilities	0	26	26
Other current liabilities		5	5
Net assets	5	67	72
Total consideration paid			72
Bank balances and cash acquired			-4
Net cash outlay on acquisition			68

Between January 19 and December 31, Neopharma, with its DUODOPA® product at the launch stage, contributed EUR 5 million to Group sales, with a negative EBIT of EUR 3 million due to restructuring charges and product launch expenses.

Girindus

On August 31, 2006 the Solvay group purchased 74.1% of the capital of Grindus AG, a company specializing in organic compounds for leading edge markets, for a net cash outlay of EUR 32 million. Girindus is made up of 5 legal entitles, all of which are included in the Solvay consolidation scope.

The net assets acquired in the transaction and the resulting goodwill are:

EUR million	Carrying amount before acquisition	Fair value adjustments	Total
Intangible assets		8 (1)	8
Tangible assets	18		18
Deferred tax assets	2		2
Financial receivables and other non-current assets	19		19
Non-current assets	39	8	47
Current assets other than cash and cash equivalents	13		13
Cash and cash equivalents	2		2
Current assets	15		15
Long-term provisions	1		1
Deferred tax liabilities		3	3
Long-term financial debt	20		20
Non-current liabilities	21	3	24
Current liabilities	14		14
Net assets	19	5	24
Of which Group share (74.1%)	14	4	18
Goodwill			16
Total consideration paid			34
Bank balances and cash acquired			-2
Net cash outlay on acquisition			32

(1) Includes EUR 7 million for a recent franchise for cosmetics and EUR 1 million for a recent franchise for oligonucledials.

Girindus contributed EUR 10 million of sales and an EBIT of EUR -1 million between September 1 and December 31, 2005.

(20) Capital increase / redemption

Simultaneously with the exercise of Solvay's option to sell its high density polyethylene activity to BP, EUR 800 million of preference shares subscribed by the banks at the end of 2001 at the time of the Ausimont acquisition were redeemed.

(21) Acquisition / sale of own shares

At the end of December 2004, Solvay S.A. held 1 961 229 of its own shares to cover the share options offered to Group executives. In the course of 2005, it purchased another 542 220 and sold 600 800 shares following the exercise of these options by the parties concerned. At the end of 2005, the company held 1 902 649 of its own shares, which have been deducted from consolidated shareholders' equity
As it has in every year since 1999, the Board of Directors renewed the share option plan offered to executive staff

(around 300 persons) with a view to involving them more closely in the long-term development of the Group.
The majority of the managers in question subscribed the options offered them with an exercise price of EUR 97.30, representing the average stock market price of the share for the 30 days prior to the offer.
The 3-year vesting period is followed by a 5-year exercise period, at the end of which any unexercised options expire.

Share options	2002	2003	2004	**2005**
Number of share options at 31/12/2004	495 600	469 300	450 500	
Granted share options				516 100
Forfeitures of rights and expiries				
Share options exercised				
Number of share options at 31/12/2005	495 600	469 300	450 500	516 100
Share options exercisable at 31/12/2005	0	0	0	0
Exercise price (EUR)	63,76	65,83	82,88	97,30
Fair value of options at measurement date (EUR)	9.60	9.50	7.25	10.12

The share options resulted in a charge in 2005 of EUR 4 million calculated by a third party according to the Black & Scholes model and recorded in the income statement under commercial and administrative costs.

(22) Dividends

As well as the distribution to Solvay shareholders, dividends include EUR 7 million for minority shareholders of fully-consolidated companies.

Consolidated balance sheet

The 2004 figures have been restated to reflect the inclusion of the salt, industrial foils and high density polyethylene activities under "discontinued operations".

(23) Intangible assets

EUR million	Development costs	Patents and trademarks	Other intangible assets	Total
Gross carrying amount				
At 31 December 2004	61	327	37	425
Capital expenditures	5	11	2	18
Disposals	-2	-1	-5	-8
Changes in consolidation scope	0	600	27	627 (1)
Currency translation differences	4	20	6	30
Other	-2	-7	-4	-13
At 31 December 2005	66	950	63	1 079
Accumulated amortization				
At 31 December 2004	-25	-164	-17	-206
Recurring amortization	-11	-29	-3	-43
Non-recurring amortization	0	-9	0	-9
Reversal of non-recurring amortization	0	0	0	0
Disposals	1	-1	2	2
Currency translation differences	-2	-9	-4	-15
Changes in consolidation scope	0	-31	-20	-51
Other	3	8	2	13
At 31 December 2005	-34	-235	-40	-309
Net carrying amount				
At 31 December 2004	36	163	20	219
At 31 December 2005	32	715	23	770

(1) Of which EUR 523 million from the Fournier acquisition, EUR 95 million from the Neopharma acquisition and EUR 8 million from the Girindus acquisition.

(24) Goodwill

EUR million	Total
Gross carrying amount	
At 31 December 2004	142
Arising on acquisitions and changes in consolidation scope	915 (1)
Currency translation differences	22
At 31 December 2005	1 079

(1) Including EUR 874 million from the Fournier acquisition (see page 74). Solvay Pharmaceuticals' cash generating units are defined as the long-term assets relating to each product family by region, with the regions corresponding to the Group's reporting segments. Given that goodwill is linked to the synergies from which all Solvay and Fournier products will benefit, the annual asset impairment tests will be done at the Solvay Pharmaceuticals regional level.

The Group prepares cash flow forecasts based on the latest financial projections approved by senior management for the next five years. For the following years, the extrapolation of the cash flows is based on a growth rate which does not exceed the average long-term growth rate of the markets in question. The cash flow forecasts have been discounted at 7%, which is close to the Group's WACC (weighted average cost of capital) to compute the fair value of the cash generating unit.

In 2005 the impairment tests on goodwill did not give rise to any adjustment.

(25) Tangible assets (including finance leases)

EUR million	Land & Buildings	Fixtures & Equipment	Other tangible assets	Properties under construction	Total
Gross carrying amount					
At 31 December 2004	1 930	6 793	61	359	9 143
Capital expenditures	33	230	3	289	555
Disposals and closures	-13	-79	-6	-1	-99
Changes in consolidation scope	72	135	20	10	237
Currency translation differences	60	284	4	16	364
Other	10	-28	21	-283	-280
At 31 December 2005	2 092	7 335	103	390	9 920
Accumulated depreciation					
At 31 December 2004	-1 027	-4 747	-38	0	-5 812
Recurring depreciation	-62	-317	-5	0	-384
Non-recurring depreciation	-2	-13	0	0	-15
Reversal of non-recurring depreciation	1	3	0	0	4
Disposals and closures	9	70	6	0	85
Changes in consolidation scope	-26	-74	-15	0	-115
Currency translation differences	-21	-156	-3	0	-180
Other	34	261	-14	0	281
At 31 December 2005	-1 094	-4 973	-69	0	-6 136
Net carrying amount					
At 31 December 2004	903	2 046	23	359	3 331
At 31 December 2005	998	2 362	34	390	3 784

Finance leases

EUR million	Land and buildings	Fixtures and equipment	Total
Net carrying amount of finance leases included in the table above	8	8	16

The carrying amount of lease obligations approximates to their fair value.

Finance lease obligations

EUR million	Minimum lease payments		Present value of minimum lease payments	
Amounts payable under finance leases :	2004	**2005**	2004	**2005**
Within one year	4	5	4	4
In years two to five inclusive	12	12	11	10
Beyond five years	10	6	9	5
Less: future finance charges	-2	-4		
Present value of Lease Obligations	24	19	24	19
Less : Amount due for settlement within 12 months			4	4
Amount due for settlement after 12 months			20	15

Operating lease obligations

EUR million	2004	**2005**
Total minimum lease payments under operating leases recognized in the income statement of the year	38	43

EUR million	2004	**2005**
Within one year	36	46
In years two to five inclusive	107	138
Beyond five years	78	68
Total of future minimum lease payments under non-cancellable operating leases	221	252

(26) Other investments

EUR million	2004	**2005**
Fair value at 1 January	531	590
Disposed of during the year	-34	-16
Acquired during the year	51	31
Increase (decrease) in fair value	37	105
Other	5	-4
Fair value at 31 December	590	706
Of which recognized directly in equity	80	185

This heading contains the financial assets held for sale. It contains the shares held in Fortis, Sofina, Innogenetics and Arqule as well as companies of non-significant size which are neither consolidated nor accounted for by the equity method. Fortis and Sofina are not allocated to segments, whilst Innogenetics and Arqule are allocated to the Pharmaceuticals Sector. In 2004 this item also included Thai Olefins Company (TOC), allocated to the Plastics Sector. This investment was sold in 2005.

At the end of 2004, in the absence of detailed information, Italmex was accounted for under "other investments". Since January 1, 2005 it has been included in the Solvay consolidated accounts.

Solvay Group purchased 100% of the capital of Italmex S.A., which manufactures and sells pharmaceuticals in Mexico, for a net cash outlay of EUR 24 million. Another EUR 8 million was paid onto an escrow account, to be released to the former Italmex shareholders if certain conditions are fulfilled. At December 2005, agreement was reached with the former owners to reduce this amount to EUR 7 million. At the end of 2005, no payment had yet been made from the escrow account.

The net assets acquired in the transaction and the resulting goodwill are:

EUR million	Total
Tangible assets	6
Other investments	1
Non-current assets	7
Current assets other than cash and cash equivalents	6
Cash and cash equivalents	2
Current assets	8
Current fiabilities	14
Net assets	1
Goodwill	25
Total consideration paid	26
Bank balances and cash acquired	-2
Net cash outlay an acquisition	24

Italmex contributed EUR 22 million of sales and EUR 6 million of EBIT between January 1 and December 31, 2005.

(27) Inventories

EUR million at December 31	2004	**2005**
Finished goods	571	646
Raw materials and supplies	418	441
Work in progress	79	99
Other inventories	17	5
Total	**1 085**	1 191
Write-downs	-28	-29
Net total	**1 057**	1 162

(28) Trade receivables

As in 2004, trade receivables represented 68 days' sales. The carrying value of the trade receivables is a good approximation of the fair value at balance sheet closing date.

There is no significant concentration of credit risk at Group level to the extent that the receivables risk is spread over a large number of customers and markets.

(29) Provisions

EUR million	Employee benefits	Health, safety and environment	Litigation	Other	Total
At January 1, 2005	1 201	420	129	199	1 949
Additions*	208	21	408	59	696
Reversals	-63	-4	-18	-22	-107
Uses	-155	-19	-47	-34	-255
Currency translation differences	22	8	13	10	53
Acquisitions and changes in consolidation scope	13	1	46	110	170
Disposals	-2				-2
Others	15		-1	1	15
At December 31, 2005	1 239	427	530	323	2 519
Of which short-term provisions	65	39	38	67	209
* Of which interest cost	45	7			52

Provisions for post-employment benefits

Provisions for employee benefits were EUR 1 239 million in 2005 (EUR 1 201 million in 2004). These provisions have been set up primarily to cover post-employment benefits granted by most Group companies in line with local rules and customs.

Provisions for post-employment benefits amounted to EUR 1 009 million in 2005 (EUR 1 010 million in 2004) before deducting the EUR 53 million capitalized (2004: EUR 22 million) pension asset. These provisions are set up on the basis of the IFRS valuation rules defined in item 5 of the present report and reflect the estimated compensation at the time of retirement.

The balance consists of provisions for termination benefits (EUR 171 million, EUR 134 million in 2004), provisions for other long-term benefits (EUR 48 million, EUR 47 million in 2004) and provisions for benefits not valued in accordance with IAS 19 (EUR 11 million, 10 million in 2004).

The largest pension plans are in Belgium, France, Germany, the Netherlands, the United Kingdom and the United States. Certain companies provide post-employment health or life insurance cover to their employees and related beneficiaries. This cover is either financed under insurance contracts or is covered by provisions for post-employment benefits.

Total Group post-employment benefit obligations by country

	in% at end 2005
Netherlands	24%
Germany	23%
Belgium	18%
USA	17%
UK	7%
France	6%
Other countries	5%

Post-employment benefit plans are classified into defined contribution and defined benefit plans.

- Defined contribution plans

Defined contribution plans are those for which the company pays fixed contributions into a separate entity or fund in accordance with the provisions of the plan. Once these contributions have been paid, the company has no further obligation. EUR 29 million of contributions to these plans were charged to income in 2005 (EUR 22 million in 2004).

- Defined benefit plans

All plans which are not defined contribution plans are deemed to be defined benefit plans. These plans can be either funded via outside pension funds or insurance companies ("funded plans") or financed within the group ("unfunded plans"). All main plans are assessed annually by independent actuaries. The amounts charged to income in respect of these plans are:

EUR million	2004	**2005**
Service cost	54	50
Interest cost	118	117
Expected return on plan assets	-66	-71
Amortization of actuarial net losses / (gains)	4	7
Impact of change in asset ceiling - current year	-2	3
Past service cost - recognized in current year	-6	-7
Losses / (gains) on curtailments / settlements	-3	-23
Net expense recognized - Defined benefit plans	99	76

The cost of these benefit plans is charged variously to cost of sales, commercial and administrative costs, research & development costs, other financial gains and losses and non-recurring items.
Overall the charge has decreased by EUR 23 million, mainly owing to the reduction of our commitments for post-employment health care in the Netherlands. This reduction in our commitments, recognized in the 2005 accounts, follows the disposal of the complementary health care plan following a change in the law.

With regard to the invested assets it should be noted that:
- they produced an actual return of EUR 112 million in 2005 (compared to EUR 63 million in 2004). This amount should be compared to the expected return of EUR 71 million (EUR 66 million in 2004);
- these assets do not contain any direct investment in Solvay group shares, though this does not exclude Solvay shares being included in mutual investment fund type investments.

The amounts recorded in the balance sheet in respect of defined benefit plans are:

EUR million	2004	**2005**
Defined benefit obligations - funded plans	1 458	1 616
Fair value of plan assets at end of period	-1 049	-1 232
Deficit for funded plans	409	384
Defined benefit obligations - unfunded plans	805	855
Funded status	1 214	1 239
Unrecognized actuarial gains (losses)	-258	-311
Unrecognized past service cost	17	10
Amounts not recognized as asset due to asset ceiling	15	18
Net liability (asset) in balance sheet		
Liability recognized in the balance sheet	1 010	1 009
Asset recognized in the balance sheet	-22	-53

The financing deficit in our post-employment benefit plans for former employees (total obligations less the value of the assets) increased by EUR 25 million.
Our commitments have risen by EUR 208 million. EUR 120 million of this increase reflects a lowering at the end of December 2004 of the discount rate used in valuing commitments in the Eurozone, the United States and the United Kingdom. On the other hand, the good returns on invested assets, new contributions to our pension funds and a change of plan in the Netherlands enabled us to contain the deficit.

The net obligation recorded in the balance sheet includes the obligation to retired executive directors and surviving spouses; the amounts paid to the latter amounting to EUR 1.3 million in 2005.

Changes in net obligations during the period:

EUR million	2004	2005
Net amount recognized at beginning of period	1 003	988
Net expense - Defined benefit plans	99	76
Company contributions / direct benefit payments (cash payments)	-105	-131
Impact of acquisitions / disposals	-3	8
Changes in consolidation scope	2	-1
Currency translation differences	-9	17
Other	1	-1
Net amount recognized at end of period	988	956

Actuarial assumptions used in determining the pension obligation at December 31

	Eurozone		Europe Other		USA		Other	
	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**
Discount rates	5%	4.5%	3.5% - 7%	3.5% - 7%	6.0%	5.75%	11.3%	11.3%
Expected rates of future salary increases	2.5% - 4.75%	2.5% - 4.75%	2% - 6%	2% - 5%	4%	4%	8%	8%
Expected rates of pension growth	0% - 2%	0% - 2%	0% - 3%	0% - 2.7%	NA	NA	NA	NA
Expected rates of medical care cost increases	2% - 3%	2%	NA	NA	5% - 9%	5% - 9%	6.6%	6.6%

Actuarial assumptions used in determining the annual cost

	Eurozone		Europe Other		USA		Other	
	2004	2005	2004	2005	2004	2005	2004	2005
Discount rates	5.5%	5%	3.75% - 7%	3.5% - 7%	6.5%	6%	11.3%	11.3%
Expected rates of future salary increases	2.5% - 4.75%	2.5% - 4.75%	2% - 6%	2% - 5%	4%	4%	8%	8%
Expected (long-term) rates of return on plan assets	5.5% - 6.5%	5% - 6.5%	3.75% -7.3%	3.75% -7.3%	9%	8.5%	11.3%	11.3%
Expected rates of pension growth	0% - 2%	0% - 2%	0% - 2.25%	0% - 2.7%	NA	NA	NA	NA
Expected rates of medical care cost increases	2% - 3%	2% - 3%	NA	NA	5% - 9%	5% - 9%	6.6%	6.6%

Health, safety and environment provisions

These provisions stand at EUR 427 million, compared with EUR 420 million at the end of 2004.

These provisions have been set up to cover liabilities and charges connected with the mining activities which underlie certain group products, the growing constraints on the elimination or processing of residues which remain technically inevitable in certain activities, and with the constant increase in other environmental protection concerns.

The estimated amounts are discounted as a function of the probable date of disbursement. As well as being updated annually, provisions are increased every year to reflect the increasing proximity of such disbursement.

Provisions for litigation

Provisions for litigation stand at EUR 530 million. This rise of EUR 401 million consists mainly of allocations to provisions for risks relating to our pharmaceuticals activity, more particularly in the field of female hormone therapy, and the estimated financial consequences of ongoing US and European legal proceedings relating to the respecting of competition rules in the peroxides area prior to 2001.

Other provisions

Other provisions, at EUR 323 million, are up EUR 124 million. The main upside factor here is a new EUR 100 million provision for the payment – which is deemed probable – of an additional amount to the former shareholders of Laboratoires Fournier, tied to the future development of the acquired activities and subject to the attainment of specific milestones.

Group policy on insurance

A Group risk manager has been hired to introduce a group-wide risk management system with the objective of making risk management within the Group systematic and more consistent and to facilitate assessment of the risks assumed.

Solvay group policy is to use insurance to cover all catastrophe hazards, in all cases where insurance is mandatory and also whenever insurance represents the best economic solution for allocating risk.

This year it has proved possible to renew international insurance programs with significantly lower premiums and related fees, with the exception of Civil Liability insurance, for which the market remains difficult.

Solvay was able to renew its Civil Liability program in a relatively acceptable manner given the general attitude of the insurance market towards pharmaceutical companies with substantial US sales. The reduction in terms of coverage and limits was minimal.

The Group closely examines any new insurance coverage solution, so as to limit the financial consequences of incidents that could have a major impact on its assets, profits and its third party liability.

The number of lawsuits in the United States relating to female hormone therapy is reducing, with a far from negligible number of plaintiffs withdrawing their suits before any judgement on the merits. There are no new developments in the discussions with the U.S. Food and Drug Administration on the administrative status of ESTRATEST®.

(30) Net indebtedness

The Group's net indebtedness is the balance between its financial debts and available cash and cash equivalents. It rose by EUR 885 million from EUR 795 million at the end of 2004 to EUR 1 680 million at the end of 2005 following the acquisition of the Fournier group in July 2005 for EUR 1 183 million.

EUR million	2004	**2005**
Financial debt	2 198	2 129
- Cash and cash equivalents	-1 403	-449
Net indebtedness	795	1 680

The Group's net debt to equity ratio increased from 21% at the end of 2004 to 43% at the end of 2005.

Financial debt

Financial debt contracted by EUR 69 million from EUR 2 198 million to EUR 2 129 million, mainly due to the prepayment in 2005 of the balance (USD 105 million) of the USD 300 million private placement.
Short-term financial debt rose by EUR 796 million, whilst long-term financial debt was down EUR 865 million. This is explained by the reclassifying of the EUR 700 million bond issue at the end of 2005 maturing in 2006 under debt maturing within one year (included under short-term financial debt).

EUR million	2004	**2005**
Subordinated loans	7	7
Bonds	1 585	807
Long-term finance lease obligations	19	15
Long-term debts to financial institutions	171	147
Other long-term debts	67	8
Amount due within 12 months (shown under current liabilities)	52	798
Other short-term borrowings (including overdrafts)	297	347
Total financial debt (short and long-term)	2 198	2 129
The financial debt is repayable as follows :		
on demand or within one year	349	1 145
in year two	816	25
in years three to five	223	148
beyond five years	810	811

Analysis of total financial debt by currency

EUR million	EUR	USD	GBP	Other	Total	Average interest rate paid
2004	1 787	293	2	116	2 198	5 %
2005	1 749	241	9	130	2 129	5 %

Borrowings and credit lines

The largest borrowings maturing after 2005 are:
- in Belgium: EMTN-note type bond issues by Solvay S.A.:
  - 5.5% EUR 700 million, maturing 2006*;
  - 4.99% EUR 500 million, maturing 2014;
  - 4.99% EUR 300 million, maturing 2018;
- in Germany: our 75% share in the EUR 110 million borrowed to finance SolVin (of which EUR 90 million at the fixed rate of 3.54%; final maturity 2008) ;
- in Austria: our 50% share of the EUR 165 million borrowed to finance Pipelife (final maturity: 2010).

In addition the Group has access to:
- a USD 500 million commercial paper program, USD 220 million of which was used at the end of 2005. This program is fully covered by back-up credit lines which were unused at the end of 2005;
- a EUR 400 million bank credit line (unused at end-2005), maturing in January 2013. The Solvay group has taken advantage of financial market conditions to refinance its EUR 350 million credit line (concluded in July 2003 for an initial 5-year period) for 7 years in an amount of EUR 400 million;
- a EUR 850 million bank credit line (unused at end-2005), maturing in October 2011.

* Issued swapped at a floating interest rate in December 2003

Fair value of financial debts

For floating rate financial debts and fixed-rate debts which have been the subject of a fixed/floating interest rate swap, the fair value is equal to the face value. The fair value of the Group's fixed rate debt at the end of 2005 is:
- EMTN EUR 500 million 2014: EUR 539.6 million
- EMN EUR 300 million 2018: EUR 314.6 million
- Group's share (75%) in the fixed rate SolVin financing: EUR 75.3 million

Cash and cash equivalents

Cash and cash equivalents amounted to EUR 449 million, down EUR 954 million from end-2004. This fall is explained by the use of available cash in July to acquire the Fournier group (EUR 1 200 million). By way of information the cash and cash equivalents available at the end of June 2005 amounted to EUR 1 567 million.

EUR million	2004	**2005**
Fixed-income securities	18	14
Term deposits	1 248	186
Cash	137	249
Cash and cash equivalents	1 403	449

(31) Derivative financial instruments

The Solvay group uses derivatives to cover clearly identified foreign exchange and interest rate risks (hedging instruments). However, the required criteria to apply hedge accounting according to IFRS are not met in all cases. This means that this form of accounting is not always applicable when the Group covers its economic risks.

Managing the transactional exchange risk

This is the exchange risk which attaches to a specific transaction, such as Group company buying or selling in a currency other than its functional currency.

a) Hedging transactional exchange risk when certain

Subsidiaries are required to transfer their foreign exchange positions (e.g. customer invoices, supplier invoices) when certain, to the CICC[1] coordination center. This systematic hedging centralizes the Group's foreign exchange position at CICC and relieves operating subsidiaries of the administrative burden of exchange risk management.
CICC's foreign exchange position is then managed under rules and specific limits which have been set by the Group. The main management tools are the spot and forward purchase and sale of currencies, and the purchase of options.

b) Hedging forecast short / medium-term foreign currency flows

Forecasted foreign currency flows are regularly mapped, by SBU, in order to measure the Group's expected exposure to transactional exchange risk on an annual horizon.

In its present structure, the Group's exposure is essentially linked to the EUR / USD risk: the Group is «long» in USD by around USD 600 million a year (this figure has increased since the Fournier acquisition), i.e. the Group's overall activities generate a net positive USD flow.

Based on this mapping and depending on market conditions, foreign exchange hedging can be carried out on the basis of budgeted flows. The main financial instruments utilized are forward currency sales and the purchase of put options.

From the accounting point of view, where applicable this hedging is documented in such a way that it can be processed as a «perfect hedge».

During 2005, based on cash flow forecasts, the Solvay group hedged USD 574 million of EUR / USD exchange risk (EUR 188 million relating to 2005 and EUR 386 million relating to 2006).

The effects of this hedging are allocated by SBU and accounted for, depending on the accounting classification, either as sales or as other financial gains and losses.

Managing the exchange risk on debt

Group borrowings are generally carried out by the Group's financial companies, which make the proceeds of these borrowings available to the operating entities.

The choice of borrowing currency depends essentially on the opportunities offered by the various markets.
This means that the selected currency is not necessarily that of the country in which the funds will be invested. Nonetheless, operating entities are financed in their own local currencies, with this currency being obtained, where appropriate, by currency swaps against the currency held by the financing company. The cost of these currency swaps is included under the cost of borrowing. These enable us to limit the exchange risk both in the financial company and in the company finally using the funds.

In emerging countries it is not always possible to borrow in local currency, either because local financial markets are too narrow and funds are not available, or because the financial conditions are too onerous. In such a situation the Group has to borrow in a strong currency. Nonetheless the Group has taken advantage of any opportunities to refinance its borrowing in emerging countries with local currency debt.

(1) Solvay Coordination Internationale des Crédits Commerciaux, S.A.

In this way, at the end of 2005, the Group had no foreign exchange exposure on its residual currency borrowings.

Managing the translation exchange risk

The translation exchange risk is the risk affecting the portion of the Group's consolidated earnings generated by subsidiaries operating in a currency other than the EUR (the Group's functional currency).

For the Solvay Group, this risk relates mainly to the translation into EUR of earnings generated in the Nafta region.

Based on the expected net earnings in the Nafta region for the period in question and depending on market conditions, steps may be taken to hedge this translation risk. The main financial instrument used here is the Average Rate Option. The effects of this hedging are recorded under other financial gains and losses.

In 2005, the Solvay Group hedged USD 120 million of translation risk in respect of 2005 and 2006.

Balance sheet risk management

The Group's net assets (EUR 3.9 billion at end-2005) are distributed as follows, by reducing order of importance:
- Euro zone: 49%
- Nafta: 32%
- Brazil: 6%
- Asia-Pacific: 5%
- Bulgaria: 3%
- Great Britain: 3%

In all the Group is exposed to 28 currencies in the Nafta region, Latin America, Asia and Eastern Europe.

A VaR (Value at Risk) analysis has been carried out to quantify the balance sheet risk. Based on market expectations for the volatility of the currency pairs, the VaR appears to be close to 10% of the Group's current equity (EUR 384 million) within a 99% confidence interval.

Measures to hedge equity have not been considered.

Managing interest rate risk

Interest rate risk is managed at Group level, based on net indebtedness by currency. At December 31, 2005, some 66% of the Group's debt was fixed-rate.

Apart from locking in the interest rates at the time of issue of its two bond loans (EUR 300 million for 15 years, EUR 500 million for 10 years), the two main interest rate management transactions undertaken by Solvay are:

- in July 2001, the Group locked in a part of its USD debt with an interest rate swap (USD 220 million at 5.42%, maturing 2006);
- in December 2003 the Group used an interest rate swap to place its EUR 700 million bond issue (EMTN) back on a floating basis, so as to rebalance its fixed/variable rate exposure in EUR.

Identical financial instruments relating to the same operation are not included in the table below.

	2004		2005	
EUR million	Notional amount	Fair value	Notional amount	Fair value
Foreign currency derivatives				
Foreign exchange contracts and swaps	358	5	624	-4
Options			154	2
Interest rate derivatives				
Swaps	1 004	3	1 029	1
Other			15	0
Other derivatives	0	0	0	0
Total derivative financial instruments	**1 362**	**8**	**1 822**	**-1**

Credit risk management

The Group is exposed to the risk of insolvency of the banks which owe it money, corresponding for example, but not exclusively, to deposits of whatever duration. The bank counterparty risk is managed centrally by setting bank ceilings based on counterparty quality as estimated by the rating agencies (Moody's and Standard & Poors). The respecting of these limits is controlled at regular intervals.

(32) Other current liabilities

Other current liabilities rose by EUR 247 million compared with 2004. EUR 143 million of this increase is due to Fournier.

(33) Commitments to acquire tangible and intangible assets

EUR million	2004	2005
Commitments for the acquisition of tangible and intangible assets	25	26
of which: JV's	4	1

(34) Contingent liabilities

EUR million	2004	2005
Liabilities and commitments of third parties guaranteed by the company	130	151
Pledges given or irrevocably committed by Group companies on their own assets as security for their own or third-party liabilities and commitments	106	187
Commitments resulting from technical guarantees attached to sales of goods or services	0	0
Additional milestones and earn-outs for Fournier	0	290
Litigation and other major commitments	34	31

Additional milestones (EUR 290 million) and future earn-outs depend on market conditions and future product performances.

EUR 24 million under the litigation and other major commitments heading consists of a contingent liability linked to the supply of ethylene (2004: EUR 28 million).

The following amounts relating to Joint Ventures are included in the previous table.

EUR million	2004	2005
Liabilities and commitments of third parties guaranteed by the company	1	2
Pledges given or irrevocably committed by Group companies on their own assets as security for their own or third-party liabilities and commitments	6	7
Commitments resulting from technical guarantees attached to sales of goods or services	0	0
Litigation and other major commitments	0	0

(35) Joint ventures

The Joint Ventures are proportionately consolidated in the annual accounts at the following amounts (see the list of proportionately consolidated companies below).

EUR million	2004	2005
Non-current assets	760	838
Current assets	532	638
Non-current liabilities	350	322
Current liabilities	423	481
Net sales (1)	1 768	1 970
Cost of sales (1)	-1 449	-1 624

(1) 2004 figures have been restated for discontinued operations

2005 Consolidation Scope

The Group consists of Solvay S.A. and a total of 416 subsidiaries and associated companies in 54 countries.

Of these, 178 are fully consolidated and 81 are proportionately consolidated, whilst the other 157 do not meet the criteria of significance.

In accordance with the principle of materiality, certain companies which are not of significant size have not been included in the consolidation scope. Companies are deemed not to be significant when they do not exceed any of the three following thresholds in terms of their contribution to the Group's accounts:
- sales of EUR 20 million,
- balance sheet total of EUR 10 million,
- headcount of 150 persons.

Companies that do not meet these criteria are, nevertheless, consolidated where the Group believes that they have a potential for rapid development, or where they hold shares in other companies that are consolidated under the above criteria.

List of companies entering or leaving the Group and changes in consolidation methods

Ch = Chemicals Ph = Pharmaceuticals Pl = Plastics - = not allocated

Companies entering the Group

Country	Company	Sector	Comments
BELGIUM	Fournier Pharma S.A.	Ph	purchase of Fournier Group
	Solvay Pharmaceuticals S.A.	Ph	new company
LUXEMBOURG	Solvay Pharmaceuticals S.a.r.l.	Ph	meets the criteria for consolidation
FRANCE	Vivalsol S.A.S.	Ph	meets the criteria for consolidation
	BTG Pharma S.A.S.	Ph	purchase of Fournier Group
	Laboratoires Fournier S.A.	Ph	purchase of Fournier Group
	Synkem S.A.S.	Ph	purchase of Fournier Group
	Fournier Industrie et Santé S.A.	Ph	purchase of Fournier Group
ITALY	Solvay Chimica Bussi S.r.l.	Ch	meets the criteria for consolidation
	Solvay Fluor Italia S.r.l.	Ch	meets the criteria for consolidation
	Alkor Draka Italia S.r.l.	Pl	meets the criteria for consolidation
	Fournier Pharma S.p.A.	Ph	purchase of Fournier Group
GERMANY	Fournier Pharma GmbH	Ph	purchase of Fournier Group
	Solvay Organics GmbH	Ch	meets the criteria for consolidation
	Girindus AG	Ch	purchase of Girindus Group
	Solvay & CPC Barium Strontium International GmbH	Ch	JV Barium Strontium 75%
SPAIN	Solvay Participaciones S.A.	-	meets the criteria for consolidation
	Laboratorios Fournier S.A.	Ph	purchase of Fournier Group
SWITZERLAND	Girindus S.A.	Ch	purchase of Girindus Group

PORTUGAL	Fournier Farmaceutica Portugal S.A.	Ph	purchase of Fournier Group
	3S Solvay Shared Services-Sociedade de Serviços		
	Partilhados Unipessoal Lda	-	new company
GREAT BRITAIN	Fournier Pharmaceuticals Ltd	Ph	purchase of Fournier Group
IRELAND	Fournier Laboratories Ireland Ltd	Ph	purchase of Fournier Group
POLAND	Fournier Polska Sp. z o.o.	Ph	purchase of Fournier Group
BULGARIA	Deven AD	Ch	meets the criteria for consolidation
SWEDEN	Neopharma AB	Ph	new company
UNITED STATES	Fournier Pharma Corp, Inc.	Ph	purchase of Fournier Group
	Girindus America, Inc.	Ch	purchase of Girindus Group
	Girindus Sales Corporation	Ch	purchase of Girindus Group
	Girindus Corporation	Ch	purchase of Girindus Group
CANADA	Fournier Pharma, Inc.	Ph	purchase of Fournier Group
MEXICO	Italmex S.A.	Ph	meets the criteria for consolidation
	Solvay & CPC Barium Strontium Reynosa S. de R.L. de C.V.	Ch	Barium JV 75%
AUSTRALIA	Fournier Pharma Australia Pty Ltd	Ph	purchase of Fournier Group
	Solvay Phamaceuticals Pty Ltd	Ph	meets the criteria for consolidation
SOUTH KOREA	Solvay & CPC Barium Strontium Korea Co Ltd	Ch	Barium JV 75%
	Solvay Fluor Korea Co. Ltd	Ch	new company

Companies leaving the Group

Country	Company	Sector	Comments
BELGIUM	BP Solvay Polyéthylène (Belgique)	Pl	sold
	Solvay Polyolefins Europe - Belgium S.A.	Pl	sold
FRANCE	Solvay Immo François 1er S.A.S	-	sold
	BP Solvay Polyéthylène (France) Société en Participation	Pl	sold
	Solvay Polyolefins Europe - France S.A.	Pl	sold
ITALY	Adriaplast S.p.A.	Pl	sold
	Caleppiovinil S.p.A.	Pl	sold
	BP Solvay Polyéthylène (Italie) Association en Participation	Pl	sold
	Solvay Polyolefins Europe - Italy S.p.A.	Pl	sold
GERMANY	Solvay Verarbeitung Holding GmbH	Pl	liquidated
	Alkor Draka Handel GmbH	Pl	absorbed by Alkor GmbH Kunststoffe
	Solvay Interox GmbH & Co KG	Ch	absorbed by Solvay Chemicals GmbH
	Solvay Interox Beteiligungs GmbH	Ch	absorbed by Solvay Chemicals GmbH

	Solvay Elektrolysespezialitaeten GmbH	Ch	absorbed by Solvay Chemicals GmbH
	Solvay Fluor GmbH	Ch	absorbed by Solvay Fluor GmbH
	BP Solvay Polyéthylène (Deutschland) GmbH	Pl	sold
SPAIN	BP Solvay Polyéthylène Ibérica S.L.	Pl	sold
GREAT BRITAIN	Solvay Finance (Jersey) Ltd	-	liquidated
	BP Solvay Polyéthylène (UK) GCAS	Pl	sold
	Solvay Polyolefins (UK) Ltd	Pl	sold
CHINA	Chuanlu Plastic Sales & Services Co. Ltd	Pl	sold
UNITED STATES	BP Solvay Olefins, LP	Pl	sold
	BP Solvay Polyéthylène North America	Pl	sold
BRAZIL	Solvay Polietileno Ltda	Pl	deconsolidated

Change in consolidation method

Country	Company	Sector	Comments
GERMANY	Solvay & CPC Barium Strontium GmbH & Co KG	Ch	Barium JV 75%
MEXICO	Solvay & CPC Barium Strontium Monterrey S. de R.L. de C.V.	Ch	Barium JV 75%

List of fully consolidated Group companies

indicating the percentage holding, followed by the Sector
It should be noted that the percentage of voting rights is very close to the percentage holding.
Ch = Chemicals Ph = Pharmaceuticals Pl = Plastics - = not allocated

BELGIUM		
Alkor Draka S.A., Oudenaarde	100	Pl
Financière Keyenveld S.A., Bruxelles	100	-
Fournier Pharma S.A., Bruxelles	100	Ph
Mutuelle Solvay S.C.S., Bruxelles	99.9	-
Peptisyntha S.A., Neder-Over-Heembeek	100	Ph
Solvay Benvic & Cie Belgium S.N.C., Bruxelles	100	Pl
Solvay Chemicals International S.A., Bruxelles	100	Ch
Solvay Chemie S.A., Bruxelles	100	Ch
Solvay Coordination Internationale des Crédits Commerciaux (CICC) S.A., Bruxelles	100	-
Solvay Industrial Foils Management and Research S.A.- SIFMAR, Bruxelles	100	Pl
Solvay Participations Belgique S.A., Bruxelles	100	-
Solvay Pharma & Cie S.N.C., Bruxelles	100	Ph
Solvay Pharmaceuticals S.A.- Management Services, Bruxelles	100	Ph
LUXEMBOURG		
Solvay Pharmaceuticals S.a.r.l., Luxembourg	100	Ph
NETHERLANDS		
Physica B.V., Weesp	100	Ph
Sodufa B.V., Weesp	100	Ph
Solvay Chemie B.V., Linne-Herten	100	Ch
Solvay Draka B.V., Enkhuizen	100	Pl
Solvay Finance B.V., Weesp	100	-
Solvay Holding Nederland B.V., Weesp	100	-
Solvay Pharma B.V., Weesp	100	Ph
Solvay Pharmaceuticals B.V., Weesp	100	Ph
FRANCE		
Alkor Draka S.A.S., Roissypole Le Dôme	100	Pl
BTG Pharma S.A.S., Paris	100	Ph
Fournier Industrie et Santé S.A., Chenove	100	Ph
Laboratoires Fournier S.A., Chenove	100	Ph
Ondex S.A.S., Chevigny-St-Sauveur	100	Pl
Synkem S.A.S., Chenove	100	Ph
Solvay Benvic France S.A.S., Paris	100	Pl
Solvay - Carbonate - France S.A.S., Paris	100	Ch
Solvay - Electrolyse - France S.A.S., Paris	100	Ch
Solvay Finance France S.A., Paris	100	-
Solvay - Fluorés - France S.A.S., Paris	100	Ch
Solvay - Olefines - France S.A.S., Paris	100	Pl

Solvay Participations France S.A., Paris	100	-
Solvay Pharma S.A.S., Suresnes	99.9	Ph
Solvay Pharmaceuticals S.A.S., Suresnes	99.9	Ph
Solvay Solexis S.A.S., Paris	100	Pl
Solvay - Spécialités - France S.A.S., Paris	100	Ch
Vivalsol S.A.S., Paris	100	Ph
ITALY		
Alkor Draka Italia S.r.l., Milano	100	Pl
Fournier Pharma S.p.A, Segrate	100	Ph
GOR Applicazioni Speciali S.p.A., Buriasco	100	Pl
SIS Italia S.p.A., Rosignano	100	-
Società Elettrochimica Solfuri e Cloroderivati (ELESO) S.p.A., Milano	100	Ch
Società Generale per l'Industria della Magnesia (SGIM) S.p.A., Angera	100	Ch
Solvay Bario e Derivati S.p.A., Massa	100	Ch
Solvay Benvic - Italia S.p.A, Rosignano	100	Pl
Solvay Chimica Italia S.p.A., Milano	100	Ch
Solvay Chimica Bussi S.p.A., Rosignano	100	Ch
Solvay Fluor Italia S.p.A., Rosignano	100	Ch
Solvay Finanziaria S.p.A., Milano	100	-
Solvay Padanaplast SpA, Roccabianca	100	Pl
Solvay Pharma S.p.A., Grugliasco	100	Ph
Solvay Solexis S.p.A., Milano	100	Pl
GERMANY		
Solvay GmbH, Hannover	100	-
Alkor GmbH Kunststoffe, München	100	Pl
Alkor Folien GmbH, Thansau	100	Pl
Cavity GmbH & Co KG, Hannover	100	Ch
Fournier Pharma GmbH, Thansau	100	Ph
Girindus AG, Bensberg	74.1	Ch
Hispavic GmbH, Hannover	100	Pl
Kali-Chemie AG, Hannover	100	-
Solvay Organics GmbH, Hannover	100	Ch
Salzgewinnungsgesellschaft Westfalen mbH & Co KG, Epe	65	Ch
Solvay Advanced Polymers GmbH, Hannover	100	Pl
Solvay Arzneimittel GmbH, Hannover	100	Ph
Solvay Chemicals GmbH, Hannover	100	Ch
Solvay Fluor GmbH, Hannover	100	Ch
Solvay Infra GmbH, Hannover	100	Ch
Solvay Infra Bad Hoenningen GmbH, Hannover	100	Ch
Solvay Interox Bitterfeld GmbH, Bitterfeld	100	Ch
Solvay Kali-Chemie Holding GmbH	100	-
Solvay Management Support GmbH, Hannover	100	-
Solvay Pharmaceuticals GmbH, Hannover	100	Ph

Solvay Salz Holding GmbH, Hannover	100	Ch
Sovlay Salz Beteiligungs GmbH & Co KG, Hannover	100	Ch
Solvay Verwaltungs-und Vermittlungs GmbH, Hannover	100	-
SPAIN		
Alkor Draka Iberica S.A., Barcelona	100	Pl
Electrolisis de Torrelavega A.E.I., Torrelavega	100	Ch
Laboratorios Fournier S.A., Tres Cantos	100	Ph
Solvay Benvic Iberica S.A., Barcelona	100	Pl
Solvay Ibérica S.L., Barcelona	100	-
Solvay Fluor Iberica S.A., Tarragona	100	Ch
Solvay Interox S.A., Barcelona	100	Ch
Solvay Participaciones S.A., Barcelona	100	-
Solvay Pharma S.A., Barcelona	100	Ph
Solvay Quimica S.L., Barcelona	100	Ch
SWITZERLAND		
Girindus S.A., Fribourg	74.1	Ch
Solvay (Schweiz) AG, Zurzach	100	Ch
Solvay Pharmaceuticals Marketing & Licensing AG, Allschwil	100	Ph
Solvay Pharma AG, Bern	100	Ph
PORTUGAL		
3S Solvay Shared Services-Sociedade de Serviços Partilhados Unipessoal Lda, Lisboa	100	-
Fournier Farmaceutica S.A., Lisboa	100	Ph
Solvay Farma Lda, Lisboa	100	Ph
Solvay Interox - Produtos Peroxidados S.A., Lisboa	100	Ch
Solvay Portugal - Produtos Quimicos S.A., Lisboa	100	Ch
AUSTRIA		
Solvay Österreich GmbH, Wien	100	Ch
Solvay Pharma GmbH, Klosterneuburg	100	Ph
GREAT BRITAIN		
Alkor Draka (UK) Ltd, Watford	100	Pl
Alkor Draka Limited, Cramlington	100	Pl
Founier Pharmaceuticals Ltd, Slough	100	Ph
Solvay Chemicals Ltd, Warrington	100	Ch
Solvay Healthcare Ltd, Southampton	100	Ph
Solvay Interox Ltd, Warrington	100	Ch
Solvay UK Holding Company Ltd, Warrington	100	-
Solvay Speciality Chemicals Ltd, Warrington	100	Ch
IRELAND		
Fournier Laboratories Ireland Ltd, Cork	100	Ph
Solvay Healthcare Ltd , Dubin	100	Ph
Solvay Finance Ireland Ltd , Dublin	100	-
DENMARK		
Alkor Draka Nordic K/S, Albertslund	100	Pl

FINLAND		
Solvay Chemicals Finland Oy, Voikkaa	100	Ch
SWEDEN		
Neopharma AB, Uppsala	100	Ph
POLAND		
Fournier Polska Sp. z o.o., Warszawa	100	Ph
Solvay Pharma Sp. z o.o., Piaseczno	100	Ph
BULGARIA		
Solvay Bulgaria AD, Devnya	100	Ch
CZECH REPUBLIC		
Solvay Alkor Folie Spol sr.o., Most	100	Pl
RUSSIA		
Solvay Pharma OOO, Moscow	100	Ph
UNITED STATES		
Solvay America, Inc., Houston, TX	100	-
American Soda LLP, Parachute, CO	100	Ch
Ausimont Industries, Inc., Wilmington, DE	100	Pl
Fournier Pharma Corp, Inc., Parsippany NJ	100	Ph
Girindus America, Inc., Cincinnati OH	74.1	Ch
Girindus Sales Corporation, Tampa FL	74.1	Ch
Girindus Corporation, Tampa FL	74.1	Ch
Montecatini USA, Wilmington, DE	100	Pl
Solvay Advanced Polymers, LLC, Alpharetta, GA	100	Pl
Solvay Alkalis, Inc., Houston, TX	100	Ch
Solvay America Funding Company, Houston, TX	100	-
Solvay America Holdings, Inc., Houston, TX	100	-
Solvay Automotive Plastics & Systems, Inc., Troy, MI	100	Pl
Solvay Chemicals, Inc., Houston, TX	100	Ch
Solvay Draka, Inc., Commerce, CA	100	Pl
Solvay Engineered Polymers, Inc., Houston, TX	100	Pl
Solvay Finance (America) Inc., Houston, TX	100	-
Solvay Fluorides, LLC., Greenwich, CT	100	Ch
Solvay HDPE, L.P., Houston, TX	100	Pl
Solvay Information Technologies, LLC, Houston, TX	100	-
Solvay PE, Inc., Houston, TX	100	Pl
Solvay Polyolefins, Inc., Houston, TX	100	Pl
Solvay Pharma U.S. Holdings, Inc., Houston, TX	100	Ph
Solvay Pharmaceuticals, Inc., Marietta, GA	100	Ph
Solvay Realty Holding LLC, Houston, TX	100	-
Solvay Services LLC, Inc., Houston, TX	100	-
Solvay Soda Ash Joint Venture, Houston, TX	80	Ch
Solvay Soda Ash Expansion JV, Houston, TX	80	Ch
Solvay Solexis, Inc., Wilmington, DE	100	Pl
Unimed Pharmaceuticals Inc., Deerfield, IL	100	Ph

CANADA		
Fournier Pharma, Inc., Montreal	100	Ph
Solvay Engineered Polymers (Canada), Inc., Concord	100	Pl
Solvay Pharma, Inc., Scarborough	100	Ph
Solvay Pharma Canada, Inc., Scarborough	100	Ph
MEXICO		
Italmex S.A., Mexico	100	Ph
Solvay Engineered Polymers Mexico S.A. de C.V., Monterrey	100	Pl
Solvay Fluor Mexico S.A. de C.V.. Ciudad Juarez	100	Ch
Solvay Mexicana S. de R.L. de C.V.. Monterrey	100	Ch
Solvay Quimica Y Minera Servicios S.A. de C.V.. Monterrey	100	Ch
Solvay Quimica Y Minera Ventas S.A. de C.V.. Monterrey	90	Ch
BRAZIL		
Solvay Farma Ltda. Sao Paulo	100	Ph
Solvay do Brasil Ltda. Sao Paulo	100	-
Solvay Indupa do Brasil S.A.. Saȯ Paulo	62.7	Pl
Solvay Quimica Ltda. Sao Paulo	100	Ch
ARGENTINA		
Solvay Indupa S.A.I.C.. Bahia Blanca	62.7	Pl
Solvay Argentina S.A.. Buenos Aires	100	-
Solvay Quimica S.A.. Buenos Aires	100	Ch
AUSTRALIA		
Fournier Pharma Australia Pty Ltd. Pymble	100	Ph
Solvay Interox Pty Ltd. Banksmeadow	100	Ch
Solvay Pharmaceuticals Pty Ltd. Pymble	100	Ph
JAPAN		
Nippon Solvay KK. Tokyo	100	Ch
Solvay Advanced Polymers KK. Tokyo	100	Pl
Solvay Seiyaku KK. Tokyo	100	Ph
Solvay Solexis KK. Minato Ku-Tokyo	100	Pl
THAILAND		
Peroxythai Ltd. Bangkok	83.9	Ch
SINGAPORE		
Solvay Singapour Pte Ltd. Singapore	100	-
INDIA		
Solvay Pharma India Ltd. Mumbai	68.9	Ph
CAYMAN ISLANDS		
Solvay Finance (Cayman) Ltd ,Georgetown	100	-
Blair International Insurance (Cayman) Ltd, Georgetown	100	-
SOUTH KOREA		
Solvay Fluor Korea Co. Ltd, Séoul	100	Ch

List of proportionately consolidated Group companies

BELGIUM		
Inergy Automotive Systems (Belgium) N.V., Herentals	50	Pl
Pipelife Belgium S.A., Kalmthout	50	Pl
Inergy Automotive Systems Research S.A. , Bruxelles	50	Pl
Solvic S.A., Bruxelles	75	Pl
Solvin S.A., Bruxelles	75	Pl
NETHERLANDS		
Inergy Automotive Systems Netherlands Holding B.V., Weesp	50	Pl
Pipelife Finance B.V., Enkhuizen	50	Pl
Pipelife Nederland B.V., Enkhuizen	50	Pl
FRANCE		
Inergy Automotive Systems S.A., Paris	50	Pl
Inergy Automotive Systems France S.A.S., Compiègne	50	Pl
Inergy Automotive Systems Management S.A., Paris	50	Pl
Pipelife France S.N.C., Gaillon	50	Pl
SolVin France S.A., Paris	75	Pl
ITALY		
SolVin Italia S.p.A., Ferrara	75	Pl
GERMANY		
Inergy Automotive Systems (Germany), Karben	50	Pl
Pipelife Deutschland Verwaltungs-GmbH Bad Zwischenahn, Bad Zwischenahn	50	Pl
Pipelife Deutschland GmbH & Co KG Bad Zwischenahn, Bad Zwischenahn	50	Pl
Pipelife Deutschland Asset Management GmbH, Bad Zwischenahn	50	Pl
Solvay & CPC Barium Strontium GmbH & Co KG, Hannover	75	Ch
Solvay & CPC Barium Strontium International GmbH, Hannover	75	Ch
SolVin GmbH & Co KG, Hannover	75	Pl
SolVin Holding GmbH, Hannover	75	Pl
SPAIN		
Hispavic Iberica S.L., Barcelona	75	Pl
Inergy Automotive Systems (Spain) S.L., Vigo	50	Pl
Inergy Automotive Systems Valladolid, S.L., Gava	50	Pl
Pipelife Hispania S.A., Zaragoza	50	Pl
Vinilis S.A., Barcelona	48.8	Pl
PORTUGAL		
Pipelife Portugal-Sistemas de Tubagens Plasticas Lda, Nogueira Da Maia	50	Pl
AUSTRIA		
Pipelife International GmbH, Wiener Neudorf	50	Pl
Pipelife Austria GmbH & Co KG, Wiener Neudorf	50	Pl
Solvay Sisecam Holding AG, Wien	64.4	Ch

GREAT BRITAIN		
Inergy Automotive Systems (UK), Telford	50	Pl
IRELAND		
Inergy Reinsurance Ltd , Dublin	50	Pl
SWEDEN		
Pipelife Sverige A.B., Oelsremma	50	Pl
Pipelife Hafab A.B., Haparanda	50	Pl
Pipelife Nordic A.B., Göteborg	50	Pl
NORWAY		
Pipelife Norge AS, Surnadal	50	Pl
FINLAND		
Pipelife Finland OY, Oulu	50	Pl
Pipelife M-Plast OY, Kaavi	50	Pl
Propipe OY, Oulu	50	Pl
POLAND		
Pipelife Polska S.A., Karlikowo	50	Pl
Inergy Automotive Systems Poland Sp. z o.o., Warszawa	50	Pl
ROMANIA		
Inergy Automotive Systems Romania S.R.L., Pitesti	50	Pl
Pipelife Romania S.R.L., Cluj-Napoca	50	Pl
SLOVENIA		
Pipelife Slovenija, d.o.o., Trzin	50	Pl
ESTONIA		
Pipelife Eesti AS, Tallinn	50	Pl
LITHUANIA		
Pipelife Lietuva UAB, Vilnius	50	Pl
LATVIA		
Pipelife Latvia SIA, Riga	50	Pl
BULGARIA		
Deven AD, Devnya	64.4	Ch
Solvay Sodi AD, Devnya	64.4	Ch
CROATIA		
Pipelife Hrvatska Republika d.o.o., Karlovac	50	Pl
HUNGARY		
Pipelife Hungaria Kft, Debrecen	50	Pl
CZECH REPUBLIC		
Pipelife Czech s.r.o., Otrokovice	50	Pl
SLOVAKIA		
Inergy Automotive Systems Slovakia sr.o., Bratislava	50	Pl
Pipelife Slovakia s.r.o., Piestany	50	Pl
GREECE		
Pipelife Hellas S.A., Moschato Attica	50	Pl

TURKEY		
Arili Plastik Sanayii AS, Pendik	50	Pl
RUSSIA		
Soligran ZAO, Moscou	50	Pl
UNITED STATES		
Inergy Automotive Systems Holding (USA), Troy, MI	50	Pl
Inergy Automotive Systems (USA) LLC, Troy, MI	50	Pl
Pipelife Jet Stream, Inc. Siloam Springs, AR	50	Pl
CANADA		
Inergy Automotive Systems (Canada), Inc., Blenheim	50	Pl
MEXICO		
Inergy Automotive Systems Mexico S.A. de C.V., Ramos	50	Pl
Solvay & CPC Barium Strontium Reynosa S. de R.L. de C.V., Reynosa	75	Ch
Solvay & CPC Barium Strontium Monterrey S. de R.L. de C.V., Monterrey	75	Ch
BRAZIL		
Dacarto Benvic S.A., Santo André	50	Pl
Peroxidos do Brasil Ltda, Sao Paulo	69.4	Ch
Inergy Automotive Systems Brazil Ltda, Sao Paulo	50	Pl
ARGENTINA		
Inergy Automotive Systems Argentina S.A., Buenos Aires	50	Pl
CHINA		
Changzhou Pipelife Reinforced Plastic C° Ltd, Changzhou	32.5	Pl
Chengdu Chuanwie Plastic Pipe Co. Ltd, Longquanyi District	45	Pl
Pipelife (Guangzhou) Plastic Pipe Mfg Ltd, Nansha	50	Pl
Sichuan Chuanxi Plastic Co. Ltd, Xipu Pixian County	25.5	Pl
THAILAND		
Inergy Automotive Systems Thailand Ltd, Bangkok	50	Pl
Vinythai Public Company Ltd, Bangkok	48.5	Pl
SOUTH KOREA		
Solvay & CPC Barium Strontium Korea Co Ltd, Onsan	75	Ch
Daehan Specialty Chemicals Co., Ltd, Seoul	60	Ch
Inergy Automotive Systems Co., Ltd, Kyungju	50	Pl
JAPAN		
Inergy Automotive Systems KK, Tokyo	50	Pl
SOUTH AFRICA		
Inergy Automotive Systems South Africa (Pty) Ltd, Brits	50	Pl
VIRGIN ISLANDS		
Pipelife Holding (HK) Ltd, Tortola	50	Pl

Summary financial statements of Solvay S.A.

The annual financial statements of Solvay S.A. are presented in summary format below. In accordance with the Companies Code, the annual financial statements of Solvay S.A., the management report and the statutory auditor's report will be deposited with the National Bank of Belgium. These documents are also available on request from:
Solvay S.A.
Rue du Prince Albert 33
B -1050 Brussels

The Statutory Auditor has expressed a reserve with regard to the decision, mentioned in the management report, to maintain the value of Solvay Pharmaceuticals Sàrl at the historical value of the participating investments contributed to it. The reserve relates solely to the accounts of Solvay S.A. and does not in any way concern the Group's consolidated accounts.

Balance sheet of Solvay S.A.

EUR million at December 31	2004	**2005**
ASSETS		
Fixed assets	4 350	3 385
Start-up expenses and intangible assets	69	69
Tangible assets	90	66
Financial assets	4 191	3 250
Current assets	2 550	2 782
Inventories	21	15
Trade receivables	134	121
Other receivables	870	1 485
Short-term investments and cash equivalents	1 525	1 161
Total assets	**6 900**	**6 167**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity	3 594	3 765
Capital	1 269	1 270
Other equity	1 962	1 966
Net income carried forward	363	529
Investment grants		
Provisions and deferred taxes	337	356
Financial debt	2 532	1 578
- due in more than one year	1 517	815
- due within one year	1 015	763
Trade liabilities	91	120
Other liabilities	346	348
Total shareholders' equity and liabilities	**6 900**	**6 167**

Income statement of Solvay S.A. (summary)

EUR million	2004	2005
Operating income	827	739
Sales	166	314
Other operating income	661	425
Operating expenses	-858	-772
Operating profit / loss	-31	-33
Financial gains / losses	118	10
Current profit before taxes	87	-23
Extraordinary gains / losses	151	377
Profit before taxes	238	354
Income taxes	-12	33
Profit for the year	226	387
Transfer to (-) / from (+) untaxed reserves	-	-
Profit available for distribution	226	387

Statutory auditor's report

to the shareholders' meeting on the consolidated financial statements for the year ended 31 December 2005.

To the Shareholders

As required by law and the company's articles of association, we are pleased to report to you on the audit assignment which you have entrusted to us.

We have audited the accompanying consolidated financial statements of SOLVAY S.A. ("the company") and its subsidiaries (jointly "the Group"), prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium. Those consolidated financial statements comprise the consolidated balance sheet as at 31 December 2005, the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated balance sheet shows total assets of EUR 11 240 million and a consolidated profit (Solvay share) for the year then ended of EUR 789 million. We have also performed those specific additional audit procedures required by the Companies Code.

The Board of Directors of the company is responsible for the preparation of the consolidated financial statements and the directors' report on the consolidated financial statements, for the assessment of the information that should be included in the directors' report on the consolidated financial statements, and for the company's compliance with the requirements of the Companies Code and the articles of association.

Our audit of the consolidated financial statements was conducted in accordance with legal requirements and auditing standards applicable in Belgium, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren".

The financial statements of several significant entities included in the scope of consolidation which represent total assets of EUR 1 665 million and a total profit of EUR 94 million have been audited by other auditors. Our opinion on the accompanying consolidated financial statements, insofar as it relates to the amounts contributed by those entities, is based solely upon the reports of the other auditors.

Unqualified audit opinion on the consolidated financial statements

The forementioned auditing standards require that we plan and perform our audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

In accordance with these standards, we considered the group's administrative and accounting organization as well as its internal control processes. We have obtained the explanations and information required for our audit. We have examined, on a test basis, the evidence supporting the amounts in the consolidated financial statements. We have assessed the basis of the accounting methods used, the consolidation policies and significant estimates made by management as well as evaluating the presentation of the consolidated financial statements taken as a whole. We believe that our audit, together with the reports of other auditors on which we have relied, provides a reasonable basis for our opinion.

In our opinion, and based, to the extent necessary upon the reports of other auditors, the consolidated financial statements give a true and fair view of the group's financial position as of 31 December 2005, and of its results and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the EU and with the legal and regulatory requirements applicable in Belgium.

Additional attestations

We supplement our report with the following attestations which do not modify our audit opinion on the consolidated financial statements:

- The directors' report on the consolidated financial statements includes the information required by law and is in agreement with the consolidated financial statements. However, we are unable to express an opinion on the description of the principal risks and uncertainties confronting the group, or on the status, future evolution, or significant influence of certain factors on its future development. We can, nevertheless, confirm that the information given is not in obvious contradiction with any information obtained in the context of our appointment.

15 February 2006
The Statutory Auditor
DELOITTE Reviseurs d'Entreprises
SC s.f.d. SCRL
Represented by Michel Denayer

Information for shareholders

SOLVAY SHARE PERFORMANCE

The Solvay share in 2005: average price and trading volumes up sharply


EUR
share price
Volume
105
100
95
90
85
80
75
70
1 200 000
900 000
600 000
300 000
0
J
F
M
A
M
J
J
A
S
O
N
D

After rising strongly by 19% in 2004, the Solvay share price rose by another 16% in 2005. This positive evolution demonstrates strong investor interest in the Group's activities and the successful implementation of its strategy. It also reflects the Group's strongly improved results in a more favorable economic environment than in 2004.

The highest price was EUR 104.1 (November 11, 2005), compared to EUR 83.9 in 2004, and represents a new record for the Solvay share. The average price during 2005 (EUR 90.3) was higher than the highest price in 2004. The lowest price during the year was EUR 79.95 (January 14, 2005), compared with EUR 64.1 in 2004.

Average daily trading volumes increased significantly in 2005 (+ 62%) to above 170 000 shares, compared to 105 000 shares in 2004. We note in particular record daily trading volumes of the order of 265 000 shares in November 2005.

The Solvay share compared with the indexes 2005



110
105
100
95
90
85
80
75
70
65
60
J F M A M J J A S O N D
Solvay
Euronext 100
MSCI Chemicals
MSCI Pharmaceuticals

	From 01/01/05 to 31/12/05	From 01/01/04 to 31/12/05
Solvay	16%	35%
Euronext 100	23%	32%
MSCI Chemicals	21%	38%
MSCI Pharmaceuticals	9%	4%

In 2005 the share price advanced by 16%, on top of a 19% increase in 2004.

The above graph shows that it has outperformed the reference Euronext 100, MSCI Chemicals and MSCI Pharmaceuticals reference indexes almost continuously since September 2004. We note a marked uplift around March 2005 following the announcement of the intended acquisition of Fournier Pharma and again in November, when it reached a record EUR 104.1.

The Solvay share price can be consulted directly on 2 internet sites:
> www.solvay-investors.com
> www.euronext.com

Financial Information per share

Earnings per share:
Net Group income was EUR 816 million. Minority interests in this amount total EUR 27 million. In 2005 earnings per share were up 61% at EUR 9.51.

Under IFRS rules, net earnings per share is calculated by dividing net income (Solvay share) by the weighted average number of shares, less own shares bought in by the company to cover share option programs. Readers are reminded that, under Belgian law, net earnings per share used to be obtained by dividing net income (Solvay share) by the total number of shares on December 31.

Dividend

The net dividend for 2005 proposed to the General Shareholders' Meeting of May 9, 2006 is EUR 2.00 per share, which is 5.3% higher than in 2004. Given the interim dividend of EUR 0.70 net per share (coupon no. 77) already paid on January 12, 2006, the balance of EUR 1.30 net per share will be paid on May 16, 2006 (coupon no. 78)

This increase is in line with Group policy of increasing the dividend whenever possible and, as far as possible, not reducing it. Over the past 25 years the dividend has been steadily increased and never reduced.

Gross and net dividend per share (in EUR)



3,0
2,5
2,0
1,5
1,0
0,5
0,0
1,80
2,40
1,80
2,40
1,90
2,63
2,00
2,67
2002
2003
2004
2005
Net Dividend
Gross Dividend

The dividend is payable at the following institutions:

- Fortis Bank S.A., Montagne du Parc 3 - 1000 Brussels

- ING Belgium South West Europe, Cours Saint Michel 60 – B-1040 Brussels

- KBC Bank N.V., Havenlaan 2 – B-1080 Brussels

- Fortis Banque Luxembourg, 50, av. J.F. Kennedy, L-2951 Luxembourg

- Crédit Suisse, Paradeplatz 8 – CH-8021 Zürich

- Deutsche Bank, Taunusanlage 12 – D-60262 Frankfurt-am-Main

- ABN Amro B.V., Foppingsdreef 22/AA 3330 – NL-1102 BS Amsterdam.

For ADRs the dividend is payable by Morgan ADR Service Center, P.O. Box 8205 – USA-Boston, MA 02266-8205.

Shareholder and investor relations

Active and much appreciated financial communication

• Best Financial Information Prize

In 2005, as in 2004, Solvay was nominated for the Association of Belgian Financial Analysts' (ABAF) Prize for the Best Financial Information. The Award Commission's report hails Solvay's continuous improvement of its financial and strategic information, the publication of quarterly results, its adoption of international accounting standards (International Financial Reporting Standards) and an increasingly appreciated Internet site.

• Shareholder and Investor Clubs

In 2005, the Solvay group actively continued its meetings with individual investors. To give some examples:

- In March 2005, Mr A. Michielsen met with over 250 readers of Cash magazine, including members of investor clubs from the Investa and VFBB federations.
- In April, Solvay was present at the 'Investors Happening' organized in Antwerp by the Flemish Association of Investors and Investor Clubs.

- In September a lunch presentation took place with the INVESTA private investors' federation and

- In November, for the second time, Solvay presented itself to French investors by taking part at the Actionaria Fair at the Paris Palais des Congrès.

•Roadshows and meetings for professionals

Roadshows and meetings with Group management are organized regularly for international professionals (analysts, portfolio managers, press, etc.)

In 2005 over 400 contacts were established at meetings and events organized in Europe (Brussels, London, Paris, Frankfurt, Geneva, Zurich, Milan, ...), the United States and Canada.

The annual analysts' meeting in October, which is also open to the financial press, was attended by some 80 analysts and investors from 8 European countries and the USA. Attendees examined Group strategy, major changes in the activities portfolio and recent developments, and in particular the strategic directions of the Pharmaceuticals Sector for the coming years.

Conference calls with management are systematically organized, currently on a quarterly basis, to comment on Group results. In March 2005 a special conference was also organized to present and comment on the acquisition of Fournier Pharma.

The Group wishes to thank its shareholders, and all others, in particular financial journalists and analysts, for the confidence they continue to express in Solvay.

• **Contacts:**

The Investor Relations Team is ready to assist shareholders and investors with any question concerning the activities of the Solvay group and the Solvay share and to provide any information (annual report, detailed accounts of Solvay S.A., information by sector or market,...):

Solvay S.A.
Investor Relations
Rue du Prince Albert 33
B -1050 Brussels (Belgium)
Phone: +32 2 509 60 16
Fax: +32 2 509 72 40
also by e-mail: investor.relations@solvay.com.

A specific Internet site, www.solvay-investors.com provides shareholders and investors with useful information and documentation together with financial and strategic information about the Group. Visitors to the site can also register with the shareholders' and investors' club to be notified by e-mail of the publication of most of this information.

For further information on the ADRs, a hotline is also available at 1-800-428-4237 (from the United States and Canada) and at 1-781-575-4328 (from other countries).

Consolidated data per share

In EUR	2002	2003	2004	**2005**
Capital and reserves after distribution*	32,34	32,23	34,92	45,46
Cash flow	12,95	9,91	12,00	15,42
REBITDA	16,69	13,16	13,88	16,13
Net income	5,59	4,78	5,92	9,51
Net income (excluding discontinued operations)	5,64	4,83	5,12	3,77
Number of shares (in thousands) at December 31	84 600	84 610	84 623	84 696
Number of shares (in thousands) for calculating IFRS earnings per share	83 059	82 748	82 521	83 021
Diluted net income	5,58	4,78	5,90	9,46
Diluted net income (excluding discontinued operations)	5,63	4,82	5,11	3,75
Average number of shares (in thousands) for calculating IFRS diluted earnings per share	83 208	82 776	82 751	83 491
Gross dividend	2,40	2,40	2,53	2,67
Net dividend	1,80	1,80	1,90	2,00
Highest price	78	69,3	83,9	104,1
Lowest price	58,7	47,6	64,1	79,95
Price at December 31	65,7	68,75	81	93,1
Price/earnings at December 31	11,9	14,4	13,7	9,8
Net dividend yield	2,7%	2,6%	2,3%	2,1%
Gross dividend yield	3,7%	3,5%	3,1%	2,9%
Annual volume (thousands of shares)	25 672	27 068	27 710	44 181
Annual volume (EUR million)	1 790	1 667	2000	4011
Market capitalization at December 31 (EUR billion)	5,6	5,8	6,9	7,9
Velocity (%)	30,9	32,3	31,5	53,3
Velocity adjusted by Free Float (73%) (in%)	41,2	44,2	43 ,1	71,1

Report on the application of the Solvay group's Corporate Governance rules in 2005

SOLVAY

Introduction

This report presents the application in 2005 of the Solvay group's "Corporate Governance" rules.

With the Belgian Corporate Governance Code becoming fully effective on January 1, 2006, for the 2005 financial year, this report therefore represents the application of the Code's recommendations in accordance with the "comply or explain" principle.

Table of content

1. Legal and shareholding structure of Solvay S.A.

1.1. Solvay S.A. is a société anonyme (public limited liability company) created under Belgian law, having its registered office at 33, rue du Prince Albert, Brussels, Belgium. The company's by-laws can be found on the Solvay internet site: www.solvay-investors.com.
Its company purpose consists of pharmaceutical, chemical and plastic activities.

1.2. Its shares are either bearer shares (in denominations of 1, 10, 100 or 1,000 shares) or registered shares, at the shareholder's choice. Shares may be converted through a simple request to the company, accompanied by the share ownership certificate. (Service des Actionnaires, rue du Prince Albert 33, B-1050 Brussels (Belgium), Tel.: +32-2-509.63.09).

At December 31, 2005, the capital of Solvay S.A. was represented by 84 696 133 shares, including 1 961 695 shares held by Solvay S.A. itself to cover the stock option program (further details under 2.1. "Company capital").

Each share entitles its holder to one vote whenever voting takes place (except for the shares held by Solvay S.A. itself, the voting rights for which are suspended).
All shares are equal and common.

The share is listed on Euronext Brussels.

Solvay's share price is included in several indexes:
- Euronext 100, consisting of the leading 100 European companies listed on EURONEXT, where Solvay ranks in 59th place (0.42% of the index) (at January 1, 2006).
- The Bel 20 index, based on the 19 most significant shares listed on Euronext Brussels. At January 1, 2006, Solvay represented around 5.4% (7th position by value in this index). Solvay shares are included in the 'Chemicals - Specialties' category of the Euronext Brussels sectoral index.
- Various European indexes: Stoxx, Euro Stoxx, FTSE 300, ...

In the USA shareholders can acquire Solvay shares in the form of ADRs (American Depositary Receipts) under a program (no. 834437-10-5) sponsored by Solvay S.A. and managed by J.P. Morgan Chase & Co (New York). These ADRs are not listed in the USA. One ADR represents one share and entitles its holder to vote on the basis of the underlying share.

1.3. Solvay S.A.'s main shareholder is Solvac S.A., a registered company which at January 1, 2006 held 27% of Solvay's capital and voting rights. Solvac S.A. is the only Solvay S.A. shareholder to have filed the transparency declarations that are required for shareholdings exceeding the thresholds of 3 and 5% (and multiples thereof). The latest declaration is available on the internet site www.solvay-investors.com.

Solvac S.A. is a société anonyme established under Belgian law and listed on Euronext Brussels. Its shares, all of which are registered, may be held by physical persons only. The very large majority (around 80%) of its capital is held by members of the families of the founders of Solvay S.A.

This gives Solvay S.A. a free float of 73%. This amount is held by:
- Individual shareholders who hold shares directly in Solvay S.A. None of these persons, either individually or in concert with others, reaches the 3% transparency declaration threshold.

- European and international institutional shareholders, the number and growing interest of whom can be measured by the intensity of contacts at the many roadshows, by the regular publication of analysts' reports and by the significant increase in trading volumes over recent years (an average daily trading volume of 170 000 shares in 2005 compared with 105 000 shares in 2004).

The company has been informed that certain individual shareholders have decided to arrange to consult together when questions of particular strategic importance are submitted by the Board of Directors to the Shareholders' Meeting. Each of these shareholders remains, however, free to vote as he chooses.

1.4. At the June 2004 and June 2005 Shareholders' Meetings, shares were deposited and votes cast in respect of an average 41.75% of Solvay S.A.'s capital.

2. 2. Capital and dividend policy

2.1. Policy in respect of capital

2.1.1. Since being listed on the Stock Exchange and converted into a société anonyme in 1969, the company has not made public calls for capital from its shareholders, instead self-financing out of its profits, only a portion of which are distributed (see "Dividend policy" below).

2.1.2. In December 1999 the company introduced a new annual stock option program for Group executives worldwide. Unlike the earlier system, based on warrants convertible into new shares with capital increases, the new program is covered by own shares purchased by Solvay on the stock exchange. Authorisations of this new system, have been granted several times by extraordinary Shareholders' Meetings for 18-month periods each time. The extraordinary Shareholders' Meeting of June 2, 2005 renewed this authorisation for a further 18 months.

The most recent annual program of stock options (exercisable from February 13, 2009 to December 13, 2013) was offered at the end of 2005 to around 300 Group executives, at an exercise price of EUR 97.3 per share. This price represents the average closing price of the Solvay share on Euronext during the 30 days preceding the offering of options. 98.8% of these stock options were accepted by these executives.

In 2005, stock options representing a total of 988 900 shares, were exercised as follows (it should be noted that options are in principle exercisable over a period of 5 years after being frozen for 3 years):

- 1999 stock option plan: 305 900 shares
- 2000 stock option plan: 395 700 shares
- 2001 stock option plan: 287 300 shares

As authorised by the Shareholders' Meeting, the stock option program is covered by buy-ins of own shares on the stock market. At December 31 2005, the own shares held in portfolio by Solvay S.A. represented 2.3% (1 929 695 shares) of the capital of the company.

Voting and dividend rights attached to these shares are suspended as long as they are held by the company.

2.1.3. In 2003 the company decided not to renew the "poison pill" defensive warrants that allowed it to oppose any hostile takeover bid through a capital increase of 24 million new shares reserved for four allied companies, including Solvac S.A. It has, however, retained the ability to buy back up to 10% of its own shares on the stock market in the event of a threat of serious and imminent damage, such as, for example, a hostile public takeover bid. This system was renewed in June 2005 for a three-year period by an extraordinary Shareholders' Meeting of the company.

2.1.4. The company's by-laws contain so-called "authorised capital" provisions empowering the Board of Directors to increase the capital of the company within certain limits. During the past five years this right has been used only to cover the former stock option scheme and to absorb Solvay Sports S.A.

2.2. Dividend policy

2.2.1. Board policy is to propose a dividend increase to the Shareholders' Meeting whenever possible, and as far as possible, never to reduce it.
This policy has been followed for very many years.
The graph (to see page 6) illustrates the application of this policy over the past 20 years.

2.2.2. The annual dividend is paid in two instalments. The Board decides in December every year to pay an advance on the dividend the following January. This is currently set at EUR 0.933 gross (EUR 0.70 after 25% Belgian investment withholding tax). On approving the annual statements it then proposes a dividend, in accordance with the policy described above, which it

Stock option programs

Issue date	Exercise price (in EUR)	Exercise dates	Acceptance rate
1999	76.14	02/2003-12/2007	99.2 %
2000	58.21	02/2004-12/2008	98.9 %
2001	62.25	02/2005-12/2009	98.6 %
2002	63.76	02/2006-12/2010	98.4 %
2003	65.83	02/2007-12/2011	97.3 %
2004	82.88	02/2008-12/2012	96.4 %
2005	97.3	02/2009-12/2013	98.8 %

* increased to 8 years in the case of the 1999 to 2002 Stock Options Plans, for beneficiaries in Belgium.

submits to the ordinary Shareholders' Meeting for approval. The second instalment of the dividend, i.e. the balance after deducting the advance payment, is payable in May.

The net dividend for 2005 proposed to the General Shareholders' Meeting of May 9, 2006 is EUR 2.00 per share, up 5.3% from that for 2004. Given the advance dividend payment made on January 12, 2006 (EUR 0.70 net per share – coupon no. 77), the balance of EUR 1.30 net per share will be payable from May 16, 2006 (coupon no. 78).

2.2.3. Shareholders opting to hold registered shares receive the advance dividend and the balance of the dividend automatically and free of charge by transfer to the bank account they have indicated, on the dividend payment date.

Shareholders opting to hold bearer shares, either in a bank account or physically, receive their dividends via their banks or as they elect and arrange.
Coupons representing the advance dividend and dividend balance are payable at the banking institutions below, with which the company has established payment procedures:

- Fortis Bank S.A.,
  Montagne du Parc 3 – 1000 Brussels
- ING Belgium South West Europe,
  Cours Saint Michel 60 – 1040 Brussels
- KBC Bank S.A., Havenlaan 2 – 1080 Brussels
- Fortis Banque Luxembourg,
  50, av. J.F. Kennedy, L–2951 Luxembourg
- Crédit Suisse, Paradeplatz 8 – CH–8021 Zürich
- Deutsche Bank,
  Taunusanlage 12 – D–60262 Frankfurt–am–Main
- ABN Amro B.V.,
  Foppingsdreef 22/AA 3330 – NL–1102 BS Amsterdam.

Dividends in respect of ADRs are payable by Morgan ADR Service Center, P.O. Box 8205 – USA-Boston, MA 02266-8205.

2.2.4. The company does not have any reduced-tax VVPR shares, given that almost its entire capital was issued before the introduction of this pro-dividend tax regime. The company has not, up to this point, proposed optional dividends to its shareholders, i.e. stock instead of cash dividends, as this option does not offer any tax or financial benefit to make it attractive to investors.

Evolution of the Solvay dividend of 1986 to 2005



EUR
2,00
1,75
1,50
1,25
1,00
0,75
0,50
0,25
0,00
0.83
0.92
1.02
1.17
1.24
1.24
1.24
1.24
1.24
1.36
1.36
1.49
1.55
1.65
1.70
1.70
1.80
1.80
1.90
2.00
1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005

3. Shareholders' meetings

3.1. Place and date

The company's annual ordinary Shareholders' Meeting is held on the second Tuesday of May at 14.30 in the Auditorium, 44 rue du Prince Albert, Ixelles.
The Board tries to organise any necessary extraordinary Shareholders' Meeting immediately before or after the annual Shareholders' Meeting.

3.2. Agenda of the Shareholders' Meeting

The Shareholders' Meeting is convened by the Board of Directors, which also sets its agenda. Shareholders may, however, request the call of a Shareholders' Meeting and/or the addition of an item to the agenda if those shareholders together represent 20% of the capital, as required by Belgian law.
The agenda of the ordinary annual Shareholders' Meeting as a rule includes the following items:

- the Board of Directors' and the auditor' reports on the financial year;
- the Corporate Governance report for the financial year;
- approval of the annual financial statements;
- setting the dividend for the year;
- discharge of the directors and the statutory auditor in respect of the financial year;
- setting the number of directors and of independent directors, the length of their terms of office and the rotation of renewals;
- election of directors and of the external auditor (renewals or new appointments);
- setting of directors' fixed compensation and attendance fees for their work in the Board of Directors or on the Committees (only in the case of changes);
- setting the auditor's annual fee for the external audit for the duration of the auditor's appointment; and
- approval of change of control clauses in significant contracts (e.g. joint ventures).

Extraordinary Shareholders' Meetings are required in particular for all matters affecting the content of the company's by-laws.
Every time the Board of Directors prepares a special report in advance of an extraordinary Shareholders' Meeting, this special report is enclosed with the notice of the meeting and is published on the company's internet site.

3.3. Procedure for calling meetings

The notices convening Shareholders' Meetings contain the place, date and time of the meeting, the agenda, the reports, proposed resolutions on each item to be voted on, and the procedure for taking part in the meeting or for appointing proxies. Holders of registered shares receive notice of the meeting by mail at the address they have given, including notification of participation and proxy forms. Holders of bearer shares are notified of meetings by announcements in the Belgian press.
Notices of meetings are published in the official Belgian gazette (Moniteur Belge/Belgisch Staatsblad) and in Belgium's French and Dutch-language financial newspapers (L'Echo and De Tijd).
The major banks established in Belgium also receive the necessary documentation to pass on to Solvay shareholders among their clients.

3.4. Blocking of shares and appointment of proxies

Belgian legislation provides for the temporary blocking of shares to enable the company to identify with certainty the shareholders authorised to vote at the Shareholders' Meeting.

3.4.1. For holders of registered shares, shares are blocked automatically to the extent that their rights are represented by an entry in the shareholders' register held by the company itself.
All that is required is for them to send either their notification of participation or proxy form to the company's General Secretariat.
In both cases, documents must reach the company five working days before the Shareholders' Meeting for the shareholder to be permitted to vote.

3.4.2. For holders of bearer shares, the procedure is not automatic and the shareholder must block his shares until the Shareholders' Meeting, either with his bank, which will advise the General Secretariat, or at the company's registered office. Notice of blocking must be in the hands of the General Secretariat five working days before the Meeting for the shareholder to be entitled to vote.
Similarly, a shareholder wishing to be represented by another party must also send a proxy form that reaches the General Secretariat at least five working days before the Meeting.

3.4.3. The exercise of voting rights attached to shares that are jointly-owned or the unsufruct and bare property rights of which have been separated, or shares belonging to a minor or a legal incapacitated person, follows special legal and statutory rules, a common feature of which is the appointment of a single representative to exercise the voting right. Failing this, the voting right is suspended until such appointment.

3.4.4. When a proxy is appointed, this proxy must be a shareholder himself for the appointment to be valid

(with certain exceptions i.e. a spouse or legal person). The company will count proxy votes in accordance with the mandating party's instructions.
Where the proxy wishes to modify the instruction in a mandate during the course of the Shareholders' Meeting, the shareholder must state this expressly, on his or her responsibility, at the time of the vote.
Blank proxy forms are treated as positive votes unless otherwise stated by the proxy at the time of the vote.
Invalid proxy forms are excluded from the count.
"Abstentions" formally expressed as such during a vote or on proxy forms are counted as such.

3.5. Procedure

3.5.1. The annual Shareholders' Meeting is chaired by the Chairman of the Board or, in his absence, by the Vice-Chairman.
The Chairman will preside over the discussions following Belgian practice for deliberative meetings. He will take care to ensure that questions from the Meeting are answered, whilst respecting the agenda.
He will appoint the tellers as well as the secretary of the meeting, who as a rule is the Corporate Secretary.

3.5.2. Resolutions in ordinary Shareholders' Meetings are passed by a simple majority of votes of shareholders present and represented on a "one share, one vote" basis.

3.5.3. In the case of extraordinary Shareholders' Meetings, the law requires a quorum (including proxies) of 50% of the capital, failing which a new Shareholders' Meeting must be convened, which may deliberate even if a quorum has still not been achieved. Additionally, resolutions need to be passed by qualified majorities, in most cases of at least 75% of votes cast.

3.5.4. Voting is, as a general rule, public, by show of hands. Votes are counted and the results announced immediately.
Provision is made for secret balloting in exceptional cases when a particular person is involved and when expressly requested by a shareholder holding at least 5 000 shares. This procedure has never been requested until now.
This by-law will be revised by an extraordinary Shareholders' Meeting in 2006 to set a threshold of 1% of capital to be reached by one or more shareholders acting in concert, and only when there is more than one candidate for a given office.
The minutes of the Shareholders' Meeting are drawn up and adopted by shareholders at the end of the meeting. They are signed by the Chairman, secretary, tellers and those shareholders who wish to do so.
Minutes of extraordinary Shareholders' Meetings are notarized.

3.5.5. Minutes of the most recent Shareholders' Meetings are published on the company's internet site (www.solvay.investors.com). Copies or official extracts may be obtained on request by shareholders under the signature of the Chairman of the Board.

3.6. Documentation

Documentation relating to Shareholders' Meetings (notice of meeting, agenda, proxy and notification of participation forms, special report of the Board of Directors, etc.) is available every year on the Internet site www.solvay-investors.com. This documentation is available in French and Dutch (official versions) and in English (unofficial translation).

4. The Board of Directors

4.1. Role and mission

The Board of Directors is the highest management body of the company. The law accords to it all powers which are not attributed, by law or by the by-laws, to the Shareholders' Meeting.
In the case of Solvay S.A., the Board of Directors has reserved certain key areas for itself and has delegated the remainder of its powers to an Executive Committee (see below). It has not opted to set up a Management Committee (Comité de Direction/Directiecomité) as defined by Belgian law.

The main key areas which the Board of Directors has reserved for itself are:

1. Matters for which it has exclusive responsibility, either by law or under the by-laws, for example:
   - the preparation and approval of the consolidated periodical financial statements and those of Solvay S.A. (quarterly - consolidated only, half-yearly and annual) and the related communications.
   - adoption of accounting standards (in this case the IFRS standards for the consolidated accounts and Belgian standards for the Solvay S.A. unconsolidated accounts).
   - convening Shareholders' Meetings and drawing up the agenda and proposals for resolutions to be submitted to them (concerning, for example, company financial statements, dividends, amendments to the by-laws, etc.).
2. Setting the main policies and general strategic directions of the Group.
3. Adopting the budget and long-term plan, including investments, R&D and financial objectives.

4. Appointing the Chairman and members of the Executive Committee and the Corporate Secretary, and setting their missions and the extent of the delegation of powers to the Executive Committee.
5. Supervision of the Executive Committee and ratification of its decisions, where required by law.
6. Appointing from among its members a Chairman and a Vice-Chairman, and creating from among its members an Audit Committee, a Compensation and Appointments Committee and a Finance Committee, defining each Committee's mission and determining its composition and its duration.
7. Major decisions concerning acquisitions, divestitures, the creation of joint ventures and investments. Major decisions are considered to be those involving amounts of EUR 50 million or more.
8. Setting the compensation of the Chairman of the Executive Committee, of Executive Committee members and of General Managers belong to the Office of the Comex.
9. Establishing internal "Corporate Governance" and "Compliance" rules.

In all matters for which it has exclusive responsibility, the Board of Directors works in close cooperation with the Executive Committee, which in particular is responsible for preparing most of the proposals for decisions by the Board of Directors.

4.2. Modus operandi and representation

4.2.1. Board Members have available to them the information needed to carry out their functions in the form of dossiers drawn up under instructions from the Chairman and sent out to them by the Corporate Secretary several days before each session.
They may also receive additional information of any kind that may be of use to them from, depending on the nature of the question, the Chairman of the Board, the Chairman of the Executive Committee or the Corporate Secretary.
Decisions to obtain outside expertise, when necessary, are taken by the Board of Directors, for those subjects falling within its authority.

4.2.2. The company is validly represented with regard to third parties by the joint signature of persons with the following capacities: the Chairman of the Board of Directors and/or directors belonging to the Executive Committee. For documents relating to the day-to-day management of the company, the signature of a single director on the Executive Committee is sufficient. Powers may also be delegated on a case-by-case basis as needs arise.

4.3. Composition of the Board of Directors

4.3.1. Size of the Board of Directors

At January 1, 2006, the Board of Directors consisted of 16 members.

4.3.2. Composition

At January 1, 2006, the Board of Directors was composed of (to see page 10).

4.3.3. Baron Daniel Janssen steps down from his position as Chairman of the Board of Directors on May 9, 2006, to be replaced immediately by Mr. Aloïs Michielsen.
The position of Vice-Chairman of the Board of Directors is entrusted to Mr. Denis Solvay.
Baron Daniel Janssen's directorship also expires at the end of the May 2006 Annual Shareholders' Meeting.
As Baron Daniel Janssen reached the age of 70 at in early 2006, a proposal will be made to the ordinary Shareholders' Meeting to allocate his vacant directorship to Mr. Anton van Rossum. Mr. Ken Minton has also asked to resign his directorship one year before reaching the age limit. A proposal will be made to the ordinary Shareholders' Meeting to allocate his directorship to Prof. Dr. Scheuble.
A proposal will also be made to the same ordinary Shareholders' Meeting to renew the directorships of Mr. Denis Solvay and Mr. Jean-Martin Folz for a further four-year term.
Mr. René Degrève resigned his directorship at the end of February 2006 to take up executive functions in North America. He remains a member of the Executive Committee. His directorship has been taken over by Mr. Bernard de Laguiche effective March 1, 2006 by decision of the ordinary Shareholders' Meeting of June 2005.

Terms of office and age limit

Directors are appointed by the Shareholders' Meeting for 4 years, they may be reappointed.
To avoid all directorships terminating at once, a rotation was established by lot when the company was converted into a societé anonyme over 35 years ago.
The age limit for membership of the Board is the ordinary Shareholders' Meeting following the member's 70th birthday.
In this case, the director in question resigns, and is replaced, for his remaining term of office, by a successor appointed by the Shareholders' Meeting.
Following the recommendations of the Belgian Corporate Governance Code on the terms of directorships, the Shareholders' Meeting decided in 2005 to shorten directors' terms of office from 6 to 4 years.

	Year of birth	Year of 1st appointment	Solvay S.A. mandates, and expiry date of directorship	Changes during 2005/early 2006	Diplomas and activities outside Solvay
Baron Daniel Janssen (B)	1936	1984	2006 Chairman of the Board of Directors and of the Finance and Compensation/ Appointments Committees	May 9, 2006 Leaves the Board of Directors and his positions as its Chairman and as Chairman of the Finance and Compensation and Appointments Committees	Civil engineering degree in electromechanical engineering (Free University of Brussels), Master of Business Administration (Harvard), Managing Director of Solvac S.A., Vice-Chairman of the Board of UCB, Chairman of the Board of Financière de Tubize, Director of Fortis and Sofina
Mr. Aloïs Michielsen (B)	1942	1990	2009 Director and Chairman of the Executive Committee(*), Member of the Finance and Compensation/ Appointments Committees	9 mai 2006 Leaves the Executive Committee and his position as its Chairman. Becomes Chairman of the Board of Directors and of the Finance and Compensation and Appointments Committees	Civil engineering degree in chemistry and MA in Applied Economics (Catholic University of Louvain), Business Administration (University of Chicago) Director of Miko
Mr. Christian Jourquin (B)	1948	2005	2009 Director	May 9, 2006 Becomes Chairman of the Executive Committee and member of the Compensation and Appointments and Finance Committee.	Chemical Engineering degree (Free University of Brussels) ISMP Harvard
Mr. René Degrève (B)	1943	1998	2010 Director and member of the Executive Committee (*) Member of the Finance Committee	February 28, 2006 Steps down from the Board of Directors and the Finance Committee	Commercial engineering degree (Free University of Brussels), Master of Business Administration (INSEAD)
Baron Hubert de Wangen (F)	1938	1981	2009 Independent Director		Chemical engineering degree (Ecole Polytechnique Fédérale de Lausanne), Former Executive Director of Kowasa and non-executive Director of Jorace (Spain)
Mr. Jean-Marie Solvay (B)	1956	1991	2008 Independent Director and member of the New Business Board		CEO of Thomas Ernst Immobilien GBR, Berlin
Chevalier Guy de Selliers de Moranville (B)	1952	1993	2009 Independent Director Member of the Audit Committee	May 9, 2006 Becomes member of Finance Committee	Civil engineering degree in mechanical engineering, and MA in Economics (Catholic University of Louvain) Chairman of HB Advisors (UK), Director and Chairman of the Audit Committee of Norilsk Nickel and of Wimm-Bill-Dann Foods OJSC (Russia)
Mr. Kenneth Minton (GB)	1937	1996	2007 Independent Director Chairman of the Audit Committee	Steps down from the Board of Directors on May 9, 2006 and the Audit Committee on December 31, 2005	Mining engineering (Leeds University) Chairman of 4imprint PLC, Non-executive Director of Tomkins PLC and of PayPoint PLC (UK)
Mr. Denis Solvay (B)	1957	1997	2006 Independent Director Member of the Audit Committee	May 9, 2006 Becomes Vice-Chairman of the Board of Directors and member of the Compensation and Appointments Committee	Commercial engineering degree (Free University of Brussels) Director (and Member of the Audit Committee) of Eurogentec, Director of Abelag Group and CEO of Abelag Aviation
Mr. Nicolas Boël (B)	1962	1998	2009 Independent Director Member of the Compensation and Appointments Committee		MA in Economics (Catholic University of Louvain), Master of Business Administration (College of William and Mary – USA) General Manager of Myriad – Corus Colors (France)
Mr. Whitson Sadler (US)	1940	2002	2007 Non-executive Director Member of the Audit Committee	Becomes Chairman of the Audit Committee on January 1, 2006	Bachelor of Arts in Economics (University of the South, Sewanee – USA), Master of Business Administration in Finance (Harvard), Retired General Manager of the Solvay Group companies for the NAFTA region
Mr. Jean van Zeebroeck (B)	1943	2002	2010 Independent Director Member of the Compensation and Appointments Committee		Doctorate of Law and diploma in Business Administration (Catholic University of Louvain), MA in Economic Law (Free University of Brussels), Master of Comparative Law (University of Michigan – USA) Corporate Secretary of European Owens Corning
Mr. Jean-Martin Folz (F)	1947	2002	2006 Independent Director Member of the Compensation and Appointments Committee		Ecole Polytechnique and Mining Engineer (France) Chairman of PSA Peugeot Citroën and Director of Saint-Gobain
Mr. Jacques Saverys (B)	1937	2003	2007 Independent Director		MA in Economics (University of Ghent) Director of Siemens Belgium, former Managing Director of Compagnie Maritime Belge, former Chairman of the Union des Armateurs de Belgique and the European Community Shipowners' Association, former Director of the Office National du Ducroire
Mr. Karel van Miert (B)	1942	2003	2009 Independent Director Member of the Finance Committee		MA in Diplomacy (University of Ghent) Former Competition Commissioner for the European Commission Board member of Agfa Gevaert and the Persgroep group, member of the Supervisory Boards of Royal Philips Electronics, RWE AG, Münchener Ruck and Anglo American Vivendi Universal, Member of the Advisory Boards of Guidant Europe, Eli Lilly Holdings Ltd, Fitch, Toyota and Goldman Sachs International, former Chairman of the Executive Board of the University of Nijenrode (Netherlands)
Dr Uwe-Ernst Bufe (G)	1944	2003	2009 Independent Director Member of the Finance Committee		Doctorate in Chemistry (Technical University of Munich) Member of the Supervisory Board of UBS AG, Germany, member of the Supervisory Board of Altana AG, Rütgers AG and Akzo Nobel, Director of Umicore
Mr. Bernard de Laguiche (F)	1959	2006	2009 Member of the Executive Committee	March 1, 2006 Becomes a Director and a member of the Finance Committee	Commercial Engineering degree – Lic. oec. HSG (University of St. Gallen, Switzerland)
Prof. Dr. Bernhard Scheuble (G)	1953	2006	2010 Independent Director	May 9, 2006 Will be proposed for election as an Independent Director	MSc,Nuclear Physics & PhD, Solar Energy (Freiburg University)
Mr. Anton van Rossum (NL)	1945	2006	2010 Independent Director	May 9, 2006 Will be proposed for election as an Independent Director	Economics and Business Administration (Erasmus University), Board member of the Credit Suisse Group and Vice-Chairman of the Board of Winterthur. Member of the Supervisory Board of VNU. Chairman of the Supervisory Board of Erasmus University. Trustee of the Conference Board. President of the European League for Economic Cooperation

* Full-time activity in the Solvay group

4.3.4. Criteria for appointments

The Board of Directors applies the following primary criteria when nominating candidates for election to directorships by the ordinary Shareholders' Meeting:

- ensuring that a substantial majority of directors on the Board are "non-executive";
- during 2005, 13 out of 16 directors were non-executive, and three belonged to the Executive Committee (Messrs Aloïs Michielsen, René Degrève and Christian Jourquin);
- belgian law and the by-laws of the company permit shareholder nominations for the post of director. These must be addressed to the company in writing at least 30 days before the ordinary Shareholders' Meeting. Exercise of this right is not encouraged;
- ensuring that a large majority of non-executive directors are independent according to the independence, defined by law and further tightened by the Board of Directors (see "criteria of independence" below). In this respect, the independent status of 12 out of 13 non-executive directors has been recognised by the ordinary Shareholders' Meeting. Baron Daniel Janssen, the chairman of the Board of Directors, has not been presented as independent, given his position as managing director of Solvac S.A., which is Solvay S.A.'s main shareholder;
- ensuring that the members of the Board of Directors together reflect the shareholder structure and possess the wide range of competences and experience required by the Group's activit;
- ensuring that the Board of Directors' international composition appropriately reflects the geographic extent of its activities. In 2005, the Board included members of five different nationalities;
- ensuring that the candidates it presents commit to devoting sufficient time to the task entrusted to them. Attendance at Board Meetings was a very high 95.7% in 2005;
- ensuring, finally, that it does not select any candidate holding an executive position in a competing company or who is involved in the external audit of the Group.

The Chairman of the Board gathers the information allowing the Board of Directors to verify that the selected criteria have been met at the time of appointment, renewal and during the term of office.

4.3.5. Criteria for independence

Based on Belgian law, the Board of Directors sets the criteria for determining directors' independence. Each director fulfilling these criteria is presented to the ordinary Shareholders' Meeting for confirmation.

The Board has chosen to apply in particular the following criteria:

- to be viewed as independent, a director may not have exercised an executive function within the Solvay group for at least three years. In this respect the Board of Directors is stricter than the law, which sets a limit of only two years.
  According to this criterion, Messrs Aloïs Michielsen, René Degrève and Christian Jourquin, as members of the Executive Committee, are not independent. The same applies to Mr. Bernard de Laguiche from March 2006. Mr. Whitson Sadler became independent in June 2005, three years after retiring as General Manager of the NAFTA Region. Finally, Mr. Denis Solvay's executive position at the Mutuelle Solvay has not been considered sufficiently significant to disqualify him as an independent director of Solvay S.A.;
- being a non-executive director of a local Group holding company has not been considered as an obstacle to independence. This was the case of Mr. Ken Minton as non-executive Chairman of the Board of Directors of Solvay Holding UK, Ltd, which holds the shareholdings in the Group's British subsidiaries, and of Mr. Whitson Sadler, who remains a non-executive director of Solvay America, Inc.;
- a director who is a major shareholder is not considered as being independent. The law considers a shareholding to be significant when it reaches or exceeds 10%. This is the case of Solvac S.A., the managing director of which is Baron Daniel Janssen. The Board of Directors therefore considered that Baron Janssen could not be considered as being independent given his function at Solvac S.A.;
  No director holds more than 1% of Solvay shares;
- finally, to be viewed as independent, a director may not have business or other relations with the Solvay group, for example as a customer or supplier, the nature or size of which could potentially affect the independence of his judgment. In this respect, the fact that PSA is a customer of the Inergy joint venture in the fuel systems field has not been considered as potentially affecting Mr. Jean-Martin Folz's independence of judgment.

At January 1, 2006, 12 out of 15 directors fulfilled the criteria of independence, as confirmed by a vote of the ordinary Shareholders' Meeting.

4.3.6. Appointment, renewal, resignation and dismissal of directors

The Board of Directors submits directors' appointments, renewals, resignations or dismissals to the ordinary Shareholders' Meeting for approval, after first seeking the opinion of the Compensation and Appointments Committee.

The ordinary Shareholders' Meeting decides on proposals

made by the Board of Directors in this area by a simple majority.
When a directorship becomes vacant during a term of office, the Board of Director may appoint a new member, subject to ratification by the next following ordinary Shareholders' Meeting.

4.3.7. Frequency, preparation and holding of Board meetings

The Board of Directors met six times in 2005.
Five meetings are planned in 2006.
The dates of ordinary meetings are set by the Board of Directors itself about six months before the start of the year.
Additional meetings can, if needed, be called by the Chairman of the Board, after consulting with the Chairman of the Executive Committee.
The agenda for each meeting is set by the Chairman of the Board of Directors after consulting with the Chairman of the Executive Committee.
The Corporate Secretary is charged, under the supervision of the Chairman of the Board of Directors, with organising meetings, and sending notices of meetings, agendas and the dossier containing the item-by-item information required for decision-making.
To the extent possible, he ensures that directors receive notices of meetings and complete files at least five days before the meeting.
The Corporate Secretary prepares the minutes of the Board Meetings, presenting the draft to the Chairman and then to all members.
Finalised minutes that have been approved at the following Board meeting are signed by all directors having taken part in the deliberations.
The Board of Directors takes its decisions in a collegial fashion by a simple majority of votes. Certain decisions that are considered particularly important by the company's by-laws require a three-quarters majority.
The Board may not validly transact its business unless half of its members are present or represented.
Given the very high level of attendance, the Board of Directors has never been being unable to transact its business.

4.4. Board Committees

4.4.1. Rules common to the various Committees

- The Board of Directors has set up three specialized Committees: the Audit Committee, the Finance Committee and the Compensation and Appointments Committee.
- These Committees do not have decision-making powers. They are advisory in nature and report to the Board of Directors, which takes the decisions. They are also called on to give opinions at the request of the Board of Directors or Executive Committee. After presentation to the Board of Directors, the Committees' reports are attached to the minutes of the next following Board meeting.
- All terms of office on the three Committees are for two years. These were renewed and/or revised by the Board of Directors meetings of February 2005 and February 2006.
- Committee members (except for Executive Committee members) receive separate compensation for this task.

4.4.2. The Audit Committee

In 2005, the Audit Committee was composed of Mr. Ken Minton (Chairman), Mr. Denis Solvay, Chevalier Guy de Selliers de Moranville and Mr. Whitson Sadler, that is, independent non-executive directors. In 2006 the position of Chairman was taken over by Mr. Whitson Sadler. Subject to their election as directors by the Shareholders' Meeting of May 9, 2006, Messrs Bernhard Scheuble and Anton van Rossum will become members of the Audit Committee. The Secretariat is provided by a member of the Group's internal legal staff.
This Committee met four times in 2005, with one meeting before each Board meeting scheduled to consider the publication of periodical results (quarterly, half-yearly, annual).
The Audit Committee oversees the internal control of Group and Solvay S.A. accounting, checking in particular its reliability and compliance with legal and internal accounting procedures. Its mission has been set out in an internal "Terms of Reference" document (see Annexe 1).
At each meeting, the Audit Committee hears reports from Mr. René Degrève (General Manager for Finance), Mr. Alain Chif (Head of the Internal Audit department) and Deloitte & Touche, represented by Mr. Denayer in his capacity as the auditor in charge of the external audit.
It also examines the quarterly report of the Group's Legal Competence Center on significant ongoing legal disputes (including tax and intellectual property disputes). It meets alone with the auditor in charge of the external audit whenever it deems such meetings useful.
The Chairman of the Executive Committee is invited, once a year, to discuss the major risks to which the Group is exposed.

4.4.3. The Finance Committee

In 2005 the Finance Committee consisted of Baron Daniel Janssen (Chairman of the Committee), Messrs Aloïs Michielsen (Chairman of the Executive Committee), René Degrève (General Manager for Finance), Karel Van Miert and Uwe-Ernst Bufe (non-executive, independent directors).
From May 9, 2006 it will be chaired by Mr. Aloïs Michielsen. Mr. Christian Jourquin and Mr. Bernard de Laguiche will become members in their respective capacities as Chairman of the Executive Committee and General Manager for Finance, as well as

Chevalier Guy de Selliers de Moranville as non-executive, independent director.
The Corporate Secretary, Mr. Jacques Lévy-Morelle, acts as secretary to the Committee. This Committee met four times in 2005, giving its opinion on financial matters such as the amounts of the interim and final dividends, the levels and currencies of indebtedness in the light of interest rate developments, the hedging of foreign exchange and energy risks, the content of financial communication, etc. It may also be called on to give opinions on Board policies on these matters.

4.4.4. The Compensation and Appointments Committee

In 2005 this Committee consisted of Baron Daniel Janssen (Chairman of the Committee), Messrs Aloïs Michielsen (Chairman of the Executive Committee), Jean-Martin Folz, Jean van Zeebroeck and Nicolas Boël (independent non-executive directors).
From May 9, 2006, it will be chaired by Mr. Aloïs Michielsen. Mr. Christian Jourquin will be invited as Chairman of the Executive Committee.
Mr. Daan Broens, the Group's General Manager Human Resources, reports to the Committee and acts as secretary. The Committee met five times in 2005.
It gives its opinion on appointments to the Board of Directors (Chairman, Vice-Chairman, new members, renewals and Committees), to Executive Committee positions (Chairman and members) and General Manager positions.
In the area of compensation, it advises the Board of Directors on compensation policy and compensation levels for members of the Board of Directors, the Executive Committee and General Management.
It also gives its opinion to the Board of Directors and/or Executive Committee on the Group's main compensation policies (including stock options).

4.5. Compensation of the Board of Directors

4.5.1. General principles

Directors of Solvay S.A. are compensated with fixed emoluments, the common basis of which is set by the ordinary Shareholders' Meeting, and any supplement thereto by the Board of Directors on the basis of article 27 of the by-laws.
Directors do not receive any variable compensation linked to results or other performance criteria. They are not entitled to stock options, nor to any supplemental pension scheme.

4.5.2. Fixed basic compensation

- The ordinary Shareholders' Meeting of June 2005 decided to set director's compensation as follows, starting in the 2005 financial year: a gross fixed annual emolument of EUR 35 000 per Director, and an individual attendance fee of EUR 2 500 gross per meeting for Directors attending Board meetings.
- To confirm the attendance fees of the Audit Committee; EUR 4 000 gross for members and EUR 6 000 gross for the Chairman.
- Finally, to grant attendance fees to members of the Compensation and Appointments Committee and of the Finance Committee: EUR 2 500 gross per member and EUR 4 000 gross for the Chairmen of these Committees. The Chairman of the Board of Directors, the Chairman of the Executive Committee and Executive Directors will not, however, receive attendance fees for participating in these Committees.

4.5.3. Additional compensation

The Board of Directors has used the authorisation given to it by article 27 of the by-laws to grant additional fixed compensation to the Chairman of the Board of Directors in the light of his workload and the additional responsibility attached to his task.

4.5.4. Total compensation

In 2005 directors together received basic and additional compensation totalling EUR 1 480 520 in respect of their Board and Committee work. In 2004, this total gross compensation amounted to EUR 1 275 592.

4.5.5. Expenses

The company reimburses directors' travel and subsistence expenses for meetings and while exercising their Board and Board Committee functions. The Chairman of the Board of Directors is the sole non-executive director having permanent logistics support (office, secretariat, car). The other non-executive directors receive logistics support from the General Secretariat as and when needed.
The company also carries customary insurance policies covering the activities of Board Members in carrying out their duties.

4.6. Ethical rules

4.6.1. The Board of Directors subscribes to the Group rules on ethical values, in particular as regards confidentiality and non-usage of insider information.
In particular, it has adopted strict rules defining the periods during which members should abstain from all direct or indirect transactions involving Solvay shares (and related derivative instruments) before the publication of results or other information that could affect the market price of Solvay shares.
These rules are monitored by the Compliance Officer, who is the Corporate Secretary.

4.6.2. In 2005 members of the Board of Directors were not confronted with conflict of interest situations requiring the implementation of the legal procedures provided for by the Companies' Code. On the other hand, and in a very limited number of cases, one or the other member has preferred, for ethical reasons, to withdraw and to abstain from participating in debates and in voting, for example directors on the Executive Committee when the Board of Directors is deciding on the renewal of their terms of office, on their bonus or the number of stock options to allocate to them.

5. The Executive Committee

5.1. Role and Mission

5.1.1. The Board of Directors defines the role and mission of the Executive Committee. The main discussion and decisions on this subject date back to December 14, 1998. There have been no significant changes since then.

5.1.2.The Executive Committee, as a group, has been assigned the following main tasks by the Board of Directors:

- day-to-day management of the company is delegated to it;
- it ensures that the company, its subsidiaries and its affiliates are properly organised, through the choice of members of their governing bodies (boards of directors, etc.);
- it appoints senior managers (except to those functions where the decision lies with the Board of Directors);
- it supervises subsidiaries;
- it has delegated authority from the Board of Directors for investment and divestiture decisions (including acquisitions and sales of know-how) up to a ceiling of EUR 50 million. At each meeting, the Board of Directors is informed of and ratifies the Executive Committee's decisions and recommendations in respect of investments of between 10 and 50 million for the immediately previous period;
- it sets Group policies, except for the most important ones, which it proposes to the Board of Directors;
- it sets executives' compensation (except where the decision lies with the Board of Directors);
- it prepares and proposes to the Board of Directors, for its decision:
  - General strategies (including the effect of strategies on the budget and 5-year plan and the allocation of resources);
  - General internal organisation;
  - Major financial steps that have the effect of modifying the company's financial structure;
  - The creation and termination of major activities, including the corresponding entities (branches, subsidiaries, joint ventures); and
  - The company's financial statements.
- it submits to the Board of Directors all questions lying within the latter's competence, and reports to the Board on the exercise of its mission;
- it executes the decisions of the Board of Directors.

5.2. Delegation of powers

The Executive Committee operates on a collegial basis, whilst consisting of members exercising General Management functions.

The execution of Executive Committee decisions and the following up of its recommendations is delegated to the Executive Committee member (or another General Manager) in charge of the activity or of the function corresponding to the decision or recommendation.

5.3. Composition of the Executive Committee

5.3.1. Size of the Executive Committee

At January 1, 2006, the Executive Committee had seven members.

5.3.2. Composition of the Executive Committee

At January 1, 2006, the Executive Committee was composed of the following persons, bearing in mind that from May 9, 2006, Mr. Christian Jourquin will succeed Mr. Aloïs Michielsen as Chairman of the Executive Committee, Mr. Christian Jourquin having himself been replaced by Mr. Vincent De Cuyper as member of the Executive Committee in charge of the Chemicals Sector since May 1, 2006. Also, within the existing Executive Committee, Mr. Bernard de Laguiche took over Finance and Information Systems on March 1, 2006, whilst Mr. René Degrève took over the post of Regional Manager NAFTA.

5.3.3. Terms of office and age limits

Executive Committee members are appointed by the Board of Directors for two-year renewable terms.
The Board of Directors has set an age limit of 65 for Executive Committee membership.

5.3.4. Criteria for appointment

The Executive Committee is a collegial body made up of specialist members, generally from the Group's General Managements. Members must be full-time employees at Group companies.
With the exception of the Chairman, its members were in 2005 the General Manager for Finance, the General Managers of the three Sectors (Chemicals, Plastics and Pharmaceuticals), the Managing Director of Solvay Solexis until September and the General Manager for Research and Technology.
All Executive Committee members have employment contracts with the Group companies, except for the

Chairman, who has self-employed status.
The post of Chairman of the Executive Committee may not be held concurrently with that of Chairman of the Board of Directors.

5.3.5. Appointment and renewal procedure
The Chairman of the Executive Committee is appointed by the Board of Directors based on a proposal by the Chairman of the Board of Directors with recommendations by the Compensation and Appointments Committee and the outgoing Chairman of the Executive Committee.
The other Executive Committee members are also appointed by the Board of Directors, but on the proposal of the Chairman of the Executive Committee in agreement with the Chairman of the Board of Directors and with the concurrence of the Compensation and Appointments Committee.
Executive Committee members' performance is assessed annually by the Chairman of the Executive Committee. This assessment is undertaken together with the Chairman of the Board and with the Compensation and Appointments Committee whenever proposals are made for setting variable compensation.

5.4. Frequency, preparation and procedure of Executive Committee meetings

5.4.1. The Executive Committee met 20 times in 2005. Meetings are generally held at the Company's registered office, but can also be held elsewhere at the decision of the Executive Committee Chairman.
The Executive Committee sets the dates of its meetings around six months before the start of the year. Additional meetings can be convened by the Chairman of the Executive Committee, who sets the agenda based on proposals from the General Managements.

5.4.2. The Corporate Secretary, who acts as secretary to both the Board of Directors and the Executive Committee, is responsible, under the supervision of the Chairman of the Board of Directors, for organising meetings and sending out notices of meetings, agendas and the dossiers containing the item-by-item information required for decision-making.
He makes sure that members receive notices and dossiers – complete whenever possible – at least five days before meetings.
The Corporate Secretary draws up the minutes of Executive Committee meetings and has them approved by the Chairman of the Executive Committee and subsequently by all members. Minutes are formally approved at the following meeting. They are not signed, but the Chairman of the Executive Committee and the Corporate Secretary may deliver certified conformed extracts.

5.4.3. The Executive Committee takes its decisions by a simple majority, with its Chairman having a casting vote. If the Chairman of the Executive Committee finds himself in a minority he may, if he wishes, refer the matter to the Board of Directors which will then decide on the matter. In practice, however, almost all Executive Committee decisions are taken unanimously, so that the Chairman has never made use of his casting vote.
Attendance at meetings was close to 100% in 2005.

	Year of birth	Year of 1st appointment	Term of office ends	Diplomas and main Solvay activities
Mr. Aloïs Michielsen (B)	1942	1990	2006	Civil engineering degree in chemistry and MA in Applied Economics (Catholic University of Louvain), Business Administration (University of Chicago) Chairman of the Executive Committee
Mr. René Degrève (B)	1943	1994	2006	Commercial engineer's degree (Free University of Brussels), Master of Business Administration (INSEAD) Executive Committee member in charge of Finance/Information Systems
Mr. Christian Jourquin (B)	1948	1996	2007	Commercial engineering degree (Free University of Brussels) Executive Committee member in charge of the Chemicals Sector
Mr. Bernard de Laguiche (F)	1959	1998	2006	Commercial Engineer's degree – MA in economics HSG (University of St Gallen – Switzerland) Member of the Executive Committee, Managing Director of Solvay Solexis (Italy)
Mr. Luigi Belli (I)	1942	1998	2006	Civil Engineering degree in Mechanics (University of Pisa) Executive Committee Member in charge of Research & Technology
Mr. Jacques van Rijckevorsel (B)	1950	2000	2007	Civil Engineering degree in Mechanics (Catholic University of Louvain) Advanced studies in Chemical Engineering (Free University of Brussels) Member of the Executive Committee in charge of the Plastics Sector
Mr. Werner Cautreels (B)	1952	2005	2007	Bachelor and Master of Science in Chemistry and Doctorate in Chemistry (University of Antwerp), Business Administration (Harvard) Executive Committee member in charge of Pharmaceuticals activities
Mr. Vincent De Cuyper (B)	1961	2005	2007	Chemical engineering degree (Catholic University of Louvain Master in Industrial Management (Catholic University of Louvain) *Member of the Executive Committee in charge of Chemicals activities from May 1, 2006.*

The Executive Committee has not appointed any specialist Committees from among its members. It does, however, set up ad- hoc working teams, led mainly by General Managers chosen on the basis of the competences required.
The Executive Committee regularly invites other employees to its discussions on specific subjects.

5.4.4. Every three years the Executive Committee holds an off-site meeting to discuss the group's strategic directions. A meeting of this type will be organised in 2006 at the initiative of the new Chairman of the Executive Committee.

5.5. Compensation of the Executive Committee

5.5.1. General principles

The compensation of Executive Committee members is set as a global gross amount. This includes not only the gross compensation earned at Solvay S.A., but also amounts received as compensation or as directors' fees, from companies throughout the world in which Solvay S.A. holds majority or other shareholdings. In 2005 the Board of Directors updated, based on a proposal from the Compensation and Appointments Committee, a compensation policy applicable to its main executives, including the members of the Executive Committee. This policy is set out in an annexe.

5.5.2. Fixed and variable compensation levels

For 2005 the Board of Directors awarded to the seven members of the Executive Committee together gross fixed and variable compensation (excluding stock options) amounting to EUR 5 706 414, representing EUR 2 902 598 of gross fixed compensation and EUR 2 803 816 of gross variable compensation (paid in 2006 but relating to the objectives for 2005).
Total gross compensation for 2004 amounted to EUR 4 961 552, of which EUR 2 813 298 of gross fixed compensation and EUR 2 148 254 EUR of gross variable compensation.
In the above 2005 figures, the Chairman of the Executive Committee received gross fixed compensation of EUR 452 625 and gross variable compensation of EUR 1 184 067.

5.5.3. Level of stock options (to be completed)

In December 2005 the Board of Directors awarded, on the proposal of the Compensation and Appointments Committee, share options to Group executives.
In accordance with the above-mentioned method for setting the price, the exercise price is EUR 97.30 per option with a three-year freeze.
120 000 of this total number were awarded to and accepted by Executive Committee members in 2005, compared with 80 000 in 2004. Of these the Chairman of the Executive Committee received and accepted 50 000 (of which 30 000 on an exceptional basis for the results achieved at the end of his term as chairman).

5.5.4. Extra-legal pensions

Given his self-employed status in Belgium, the Chairman of the Executive Committee has his own separate contractual arrangement, with pension, life insurance and disability provisions, which (excluding any personal contributions) are financially comparable with those applicable to his Executive Committee colleagues subject to the Pension I regulations for executives in Belgium.

5.5.5. Expenses and insurance

Executive Committee members' expenses are governed by the same rules that apply to all management staff, i.e. item-by-item justification of professional expenses incurred. Private expenses are not reimbursed.
In the case of mixed professional/private expenses (such as cars), a proportional rule is applied in the same way as to all management staff in the same position.
In the area of insurance, the Company provides the same type of coverage - in particular for civil liability - as it does for senior managers.

5.6. Ethical and "compliance" rules

The Executive Committee respects the same ethical and compliance rules as the Board of Directors (see above). These rules are, however, tighter in at least two respects:

- In questions of insider information, given the Executive Committee's participation in major decisions, including the establishment of the results, and in the stock option plan, stricter rules apply to avoid any insider trading, for example, as regards the sale during possibly sensitive periods of shares obtained from the exercise of stock options.
- In the area of "compliance," given the problems recently encountered again with regard to the compliance with competition rules, in particular in Europe, compliance policy is being tightened at all levels, including the Executive Committee.

6. Chairmen's roles in achieving harmony between the Board of Directors and the Executive Committee

The Chairman of the Board of Directors and the Chairman of the Executive Committee work together to harmonise the work of the Board of Directors (including its committees) with that of the Executive Committee.

The following measures have been introduced to achieve this:

- the two Chairmen meet as often as is necessary on matters of common interest to the Board of Directors and the Executive Committee;
- the Chairman of the Board of Directors is invited once a month to join the Executive Committee meeting during its discussion of the most important items to be proposed to the Board of Directors;
- the Chairman of the Executive Committee (and the Finance Manager, a member of the Executive Committee), is also a member of the Board of Directors, where he presents the Executive Committee's proposals.

7. Internal organisation of the Solvay group

7.1. The activities of the Solvay group are organised as follows:

- The Pharmaceuticals Sector
- The Chemicals Sector
- The Plastics Sector

7.2. Each Sector, except Pharmaceuticals, is in turn divided by business area into Strategic Business Units (SBUs). Each SBU's field of activity is set out in greater detail in the pages of the annual report devoted to the Sectors.

The SBUs in the Chemicals and Plastics Sectors are almost entirely composed of individual subsidiaries by business area and by company. In most cases these subsidiaries are held by local national holding companies, particularly where tax consolidation is permitted. Two examples of this are Solvay America, Inc. in the USA and Solvay GmbH (formerly Solvay Deutschland GmbH) in Germany.

A different subsidiary holding structure exists for the Pharmaceuticals activity. Rather than being held by national holding companies, all the Group's pharmaceuticals subsidiaries are, or will be, held by a single holding company, Solvay Pharmaceuticals Sàrl, in Luxembourg. This pharmaceuticals holding company is in turn 100% owned by Solvay S.A.

7.3. The Sectors and Functions are supported by four Functional Managements (Finance, Research & Technology, Human Resources and Corporate Secretariat), in turn subdivided into Competence Centers. Nearly all Functional Managements and their Competence Centers include employees located at Solvay S.A. in Brussels and in national holding companies, where they are part of Regional or Country Managements.

7.4. Sectors and SBUs are also supported by specialist services organised into Business Support Centers (BSCs). These BSCs can be international, national or site-specific.

Depending on their specific purpose, they are attached to a Functional Management, to a Sector, to an SBU or to a Regional or Country Management.

7.5. The Executive Committee is assisted in its task by the "Office of the Comex", composed of: .

- the Corporate Secretary/General Counsel and the General Manager Human Resources
- the Regional Managers for Europe, NAFTA, Mercosur and Asia-Pacific
- the General Secretariat (SG-CA)
- the Shareholder Services Department
- Corporate Development
- the Group Head of Communications
- the Group Head of Public Affairs
- the Group Innovation Champion.

The "Office of the Comex" is not a collegiate body. It consists of individual persons and of three departments chosen to provide the Comex with advice or, in the case of the Corporate Secretariat, to provide logistic and operational support.

8. Relations with shareholders and investors

Information is also given in the annual report in the section on shareholder information

8.1. Active financial communication

Throughout the year the Investor Relations Team is ready to meet individual and institutional shareholders and investors, to answer their questions and to explain short and long-term developments at the Group to them, with appropriate regard for the equal treatment of all shareholders. The Group's communication policy is to disseminate, as soon as reasonably possible, information that is of material interest for the market in the form of press releases and/or press conferences.

Solvay S.A.
Investor Relations
Rue du Prince Albert, 33
B-1050 Brussels (Belgium)
Telephone: +32 2 509 60 16
Telefax: +32 2 509 72 40
also by e-mail: investor.relations@solvay.com

8.2. Shareholder and investor Clubs

For many years the Group has maintained very close relations with clubs of individual investors both by taking part in fairs and conferences and by providing regular information on the life of the Group (press releases, the annual report, etc.) on request.

8.3. Roadshows and meetings for professionals

Roadshows and meetings with Group management are also organised on a regular basis for professionals (analysts, portfolio managers, press, etc.) both on the EURONEXT stock markets (Belgium, France, the Netherlands) and in the USA, UK, Germany, Switzerland, Luxembourg, Italy and Spain.

Similarly, the annual analysts' meeting in October – which is open to the financial press – serves to explain in greater detail Group strategy, major changes in the portfolio of activities and the latest developments, and in particular the strategic directions of the Pharmaceuticals Sector for the coming years following the acquisition in July 2005 of Fournier Pharma, a French pharmaceuticals group specializing in dyslipidemia treatment.

8.4. A specific Internet site

A dedicated Internet site, www.solvay-investors.com, has been established to provide shareholders and investors with up-to-date Group financial and strategic information.

The site provides investors and shareholders with many useful contact addresses, such as the financial department. It also provides useful contacts with chemical and pharmaceutical analysts who track the Group on a regular basis.

On the Internet site, one can also join a Shareholders' and Investors' Club in order to receive e-mail notification in three languages (French, Dutch, English) of the publication of various forms of information: agendas of certain meetings, including the Annual Shareholders' Meeting, draft wording of by-law amendments, special reports of the Board of Directors, publication of the annual report, unconsolidated parent company accounts, payment of dividends, etc.

8.5. Quarterly earnings publication

Out of a desire to provide ever more finely tuned and regular communication, the Group began in 2003 to publish quarterly results in accordance with International Financial Reporting Standards (IFRS).

ANNEXE 1

AUDIT COMMITTEE « Mission Statement »

1. Members

The Audit Committee consists of a Chairman and at least two members, all of whom are non-executive directors and at least two of whom are independent directors.

2. Guests

The Audit Committee generally invites the following persons to report to its meetings:

a) the Group's chief financial officer;

b) the head of the internal audit department;

c) a representative of the Group's statutory auditor.

3. Frequency of meetings

The Audit Committee meets at least four times a year prior to the publication of the annual, half-yearly and quarterly results. Additional meetings may be organized to discuss and agree on the scope of audit plans and on audit costs, and to discuss other important financial questions.

4. Main tasks of the Audit Committee

(a) The Audit Committee ensures that the annual report and accounts, the periodic financial statements and all other important financial communications by the Group conform to generally accepted accounting principles (IFRS for the Group, Belgian accounting law for the parent company). These documents should provide a fair and relevant view of the business of the Group and of the parent company and meet all legal and stock-market requirements.

(b) The Audit Committee regularly examines the accounting strategies and practices that are applied in preparing the Group's financial reports, making sure that these conform to good practices and meet the requirements of the appropriate accounting standards.

(c) The Audit Committee regularly examines the scope of the external audit and the way it is implemented across the Group. The Audit Committee studies the recommendations of the external audit and the auditor's report to the Board of Directors.

(d) The Audit Committee monitors the effectiveness of the Group's internal control systems, and in particular the financial, operational and standards controls, along with risk management. The Audit Committee also satisfies itself that the electronic data processing systems used to generate financial data meet the required standards. The Audit Committee ensures that these systems meet legal requirements.

(e) In respect of the internal audit, the Audit Committee verifies the scope/programs/results of the work of the internal audit department and makes sure that the internal audit organization has the necessary resources. The Audit Committee checks that internal audit recommendations are properly followed up.

(f) The Audit Committee examines the appointment of the Statutory Auditors and assesses the appropriateness of their fees. In consultation with the chief financial officer, the Audit Committee participates in the choice of head of the internal audit department.

(g) The Audit Committee examines areas of risk that can potentially have a material effect on the Group's financial situation. These include, for example, the foreign exchange risk, major legal disputes, environmental questions, product liability issues, etc.
During such examination, the Audit Committee examines the procedures in place to identify these major risks and to quantify their potential impact on the Group and the way the control systems work.

5. Minutes

As a sub-committee of the Group's Board of Directors, the Audit Committee prepares minutes of each of its meetings and submits them to the Board.

ANNEXE 2

COMPENSATION POLICY FOR GENERAL MANAGERS

IN GENERAL

This compensation policy applies to Solvay's General Managers, i.e. the CEO, the members of the Executive Committee and the General Managers and members of the Office of the Comex.

General Managers' compensation is set by the Board of Directors based on the recommendations of the Compensation and Appointments Committee.

The guiding principles of Solvay's compensation policy for its General Managers
can be summarized as follows:

- ensure overall competitive compensation opportunities which will enable Solvay to attract, retain, motivate and reward executives of the highest calibre essential to the successful leadership and effective management of a global chemical and pharmaceutical company;
- focus executives' attention on critical success factors for the business that are aligned with the company's interests in the short, medium and long term;
- encourage executives to act as members of a strong management team,sharing in the overall success of the Group, while still assuming individual roles and responsibilities;
- maintain and further strengthen the performance culture of the Group by linking compensation directly to the fulfilment of demanding individual and collective performance targets.

The structure and level of the General Managers' total compensation is reviewed annually.

Compensation reflects overall responsibility as well as individual experience and performance. It takes into account relevant competitive practice considering the nature and level of the position as well as specific characteristics of the business sectors in which Solvay operates. Other factors which are deemed relevant, such as internal equity, are also taken into consideration.

To assess relevant competitive practice, Solvay considers a blend of some 20 leading European chemical and pharmaceutical companies as its frame of reference, taking into consideration Solvay's relative size in terms of sales revenues and headcount vis-à-vis these companies. The composition of this group will be reviewed on a periodic basis to assure that it continues to reflect the company's strategic orientation. For executives with a non-European home country and who are based outside Europe, the home country practice (ideally weighted towards the chemical and pharmaceutical sectors) constitutes the reference.

For external market data, the services of internationally recognised compensation consultants are retained.

Solvay's objective is to provide total compensation levels which are at or around the median of the retained reference market for normal performance and close to the upper quartile level of the market in case of outstanding collective and individual performances.

ELEMENTS OF COMPENSATION

The compensation of the General Managers comprises base salary, annual incentives (i.e. performance related cash bonuses) and long-term incentives, which constitute the General Managers' total direct compensation.
General Managers also enjoy other benefits such as, in essence, retirement, death, disability and medical benefits.

Performance- based and, hence, variable pay represents at a minimum close to 50% of the General Managers' total direct compensation.

BASE SALARY

Base salary is reviewed - but not necessarily changed - on an annual basis. This review assesses current levels against median levels of the reference market taking into account the responsibilities and scope of the position of the General Manager, as well as individual competencies, relevant professional experience, potential for future development and sustained performance over time.

ANNUAL INCENTIVES

The target incentive levels related to the full achievement of all pre-set performance objectives range from 50% to 100% of the base salary depending upon the position in the (Office of the) Comex.

These percentages have been determined taking into consideration median target bonus levels observed in the retained reference market and Solvay's policy regarding the target compensation mix and competitive positioning. Generally speaking, Solvay aims at offering, on average, base salary plus annual incentive opportunities close to the median levels observed in the reference market.

The actual annual bonus amount varies according to the performance of the Solvay group, its various sectors and the individual General Managers' performances. The actual bonus ranges from zero (in case of truly poor performances) up to 150% of the amount corresponding to normal performance in case of outstanding achievements.

The overall business performance is measured in terms of ROE (return on equity); the individual performance is measured against a set of pre-determined region/business-sector/function goals as well as other executive-specific critical objectives approved by the Board of Directors.

LONG-TERM INCENTIVES

The long-term incentive is delivered through periodic grants of stock options.

Each year, the Board of Directors, upon the recommendation of the Compensation and Appointments Committee, sets the number of stock options that are granted respectively to the Chairman of the Executive Committee, the members of the Executive Committee and the other members of the Office of the Comex. In determining the actual number of options to be granted to each group of General Managers, the Board is guided by prevailing long-term incentive levels and practices in the reference market.

The options' strike price is equal to the average closing price of the Solvay share on Euronext Brussels during the 30 days preceding the start of the offer. The options expire eight years after the date of grant. They vest as from the first day of the year following the third anniversary of the grant and can be exercised during specified "open periods".

OTHER BENEFITS

The General Managers are entitled to retirement, death and disability benefits, as a rule, on the basis of the provisions of the plans applicable in their home country. Other benefits, such as medical care and company cars or car allowances, are also provided according to the rules applicable in the host country.

The nature and magnitude of these other benefits are largely in line with the median market practice.
The retained reference market is, as a rule, a blend of some 20 leading Belgian companies and Belgian subsidiaries of foreign-owned organisations generally considered as attractive employers by national and international executive talent and for which the representative benefit practices can be regarded as sufficiently in line with prevailing European standards at executive level.

Shareholders' Diary

- May 9, 2006:
  Annual General Meeting and Extraordinary General Meeting (14.00) and announcement of three months 2006 earnings
- May 16, 2006:
  payment of the balance of the 2005 dividend (coupon no. 78)
- July 28, 2006:
  announcement of six months 2006 earnings
- October 27, 2006:
  announcement of nine months 2006 earnings
- December 15, 2006:
  announcement of the interim dividend for 2006 (payable in January 2007, coupon no. 79)

Solvay S.A.
Rue du Prince Albert, 33
1050 Bruxelles, Belgium
t : 32 2 509 6111
f : 32 2 509 6617
www.solvay.com

Germany
Solvay GmbH
Hans Böckler-Allee, 20
D-30173 Hannover
t : 49 511 8570
f : 49 511 282126
www.solvay.de

Austria
Solvay Osterreich GmbH
Stättermayergrasse, 28
1150 Wien
t : 43 1 716 88 0
f : 43 1 710 24 26

Benelux
Solvay S.A.
Rue du Prince Albert, 44
B-1050 Bruxelles
t : 32 2 509 6111
f : 32 2 509 6624

Brazil (+Argentina)
Solvay do Brasil Ltda
Rua Urussui, 300 – 5 andar –
04542-903 São Paulo – Brasil
t : 55 11 3708 5000
f : 55 11 3708 5287
e-mail:
grupo-solvay.mercosul@solvay.com

Bulgaria
Solvay Bulgaria AD
8th Floor, room 803
Administrative Building
BG-9160 Devnya
t : 359 51 99 5000
f : 359 51 99 5010

Spain
Solvay Iberica S.L.
Avenuda Diagonal
549 3rd floor
E-08029 Barcelona
t : 34 93 3652600
f : 34 93 4101481
www.solvayiberica.es
e-mail: solvayiberica@solvay.com

United States (+Canada and Mexico)
Solvay America, Inc
3333 Richmond Avenue
Houston, TX-77098-3009
USA
t : 1 713 5256000
f : 1 713 5257887

France
Solvay S.A. – France
12, Cours Albert 1er
75383 Paris – Cedex 08
t : 33 140758000
f : 33 145635728

Great Britain
Solvay UK Holding Company Ltd
Solvay House
Baronet Road
Warrington
Cheshire WA4 6 HB
t : 44 1925 651277
f : 44 1925 655856

Italy
Solvay S.A. – Italy
Via Filippo Turati, 12
I-20121 Milano MI
t : 39 02 290921
f : 39 02 6570581

Portugal
Solvay Portugal –
Produtos Quimicos S.A.
Rua Eng. Clément Dumoulin
P-2625-106 Povoa de Santa Iria
t : 351 219534000
f : 351 219534490

Switzerland
Solvay (Schweiz) AG
Zürcherstrasse, 42
CH-5330 Zurzach
t : 41 56 2696161
f : 41 56 2696363

South East Asia and India
Solvay (Thailand) Ltd.
17th Flr Wave Place
55 Wireless Road
Lumpini Khet Pathumwan
10330 Bangkok
Thailand
t : +66-2-655 4445
f : +66-2-655 4840
e-mail: contactasia@solvay.com

China
Solvay (Shanghai) Co., Ltd.
Pharmaceuticals
Unit A&B/18Flr, Century Ba-Shi Building
No.25, Chong Qing Road (M)
Lu Wan District
200020 Shanghai
P.R. China
t : +86-21-6384 0099
f : +86-21-5383 2686
e-mail: contactchina@solvay.com

Solvay (Shanghai) Co., Ltd.
Chemicals & Plastics
Building 7, No.899, Zu Chong Zhi Road,
Zhangjiang High-Tech Park,
Pudong New Area,
201302 Shanghai
P.R. China
t : +86-21-5080 5080
f : +86-21-5027 5636
e-mail: contactchina@solvay.com

Japan and Korea
Nippon Solvay K.K.
16th Flr Tabata Asuka Tower
1-1 Tabata 6-Chome
Kita-ku
144-0014 Tokyo
Japan
t : +81-3-5814 0851
f : +81-3-5814 0855
e-mail: contactasia@solvay.com

Solvay S.A.
Société Anonyme
Registered Office: Ixelles (Brussels)
Rue du Prince Albert, 33
t : 32 2 509 6111
f : 32 2 509 6617

Brussels RPM : 0403 091 220
TVA : BE 0403 091 220

www.solvay.com

Ce rapport est également disponible en français.
Het jaarverslag is ook beschikbaar in het Nederlands.

Layout and production:
The Crew
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Printing:
Deckers Druk

Coordination:
Solvay Secrétariat Général –
Corporate Communications
t : + 32 2 509 70 46
f : + 32 2 509 72 40

Photos:
Solvay, Pol Guillard, Getty Images,
Jens Bacheberle, SolVin.

Translation:
Lomax S.P.R.L., Brussels

SOLVAY

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